UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

1st Quarter

2018

Report on Economic and Financial Analysis

1 - Press Release	3
Main Information	4
Recurring Net Income vs. Book Net Income	5
Summarized Analysis of Recurring Income	5
Main Economic Indicators	9
Guidance	9
2 - Economic and Financial Analysis	11
Interest-Earning and Non-Interest Earning Portions	12
NII Interest Earning Portion	13
Main Indicators of Loan Portfolio	14
Loan Portfolio	16
Expanded Loan Portfolio	17
Main Funding Sources	21
Insurance, Pension and Capitalization	22
Fee and Commission Income	27
Operating Expenses	28
Additional Information	29
Statement of Income Managerial vs. Recurring	31
Balance Sheet Consolidated	33
3 - Additional Information	35
Return to Shareholders	36
Additional Information	37
Risk Management	39
Capital Management	40
Minimum Capital Required Grupo Bradesco Seguros	40
Basel Ratio	41
Corporate Governance	42
Compliance and Integrity Program	42
Investor Relations area IR	42
Sustainability and Social Actions	43
4 - Independent Auditors Report	45
Limited Assurance Report about Supplementary Accounting Information included within the
46
Economic and Financial Analysis Report
5 - Complete Financial Statements	49

Some numbers included in this Report have been subjected to rounding adjustments.
As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.
Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Press Release | Economic and Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Recurring Net Income vs. Book Net Income

Below is a comparison between the main non-recurring events that affected the net income in the period:

R$ million	1Q18	4Q17	1Q17
Recurring Net Income	5,102	4,862	4,648
Non-Recurring Events	(635)	(1,069)	(577)
- Goodwill amortization (Gross)	(607)	(600)	(554)
- Other [(1)]	(28)	(469)	(23)
Book Net Income	4,467	3,793	4,071

(1) Consisting basically of contingent liabilities, and in the 4Q17, includes: (a) impairment of non-financial assets, in the amount of R$278 million; (b) special tax regularization program (PERT), in the amount of R$49 million; and (c) program of incentivized installment (PPI), in the amount of R$62 million. Net of tax effects.

Summarized Analysis of Recurring Income

For more information about the summarized analysis of recurring income presented as follows, see chapter "Economic and Financial Analysis" of this report.

Recurring Income Statement (R$ million)	1Q18	4Q17	1Q17	Variation % 1Q18 x 4Q17	Variation % 1Q18 x 1Q17
Net Interest Income	15,686	15,813	16,036	(0.8)	(2.2)
- NII - Interest Earning Portion	15,493	15,661	15,900	(1.1)	(2.6)
- NII - Non-Interest Earning Portion [(1)]	193	152	136	27.0	41.9
Expanded ALL	(3,892)	(5,405)	(5,282)	(28.0)	(26.3)
ALL Expenses	(4,599)	(5,414)	(5,896)	(15.1)	(22.0)
Income from Credit Recovery	1,447	1,593	1,541	(9.2)	(6.1)
Granted Discounts / Other [(2)]	(485)	(801)	(507)	(39.5)	(4.3)
Impairment of Financial Assets	(255)	(783)	(420)	(67.4)	(39.3)
Gross Income from Financial Intermediation	11,794	10,408	10,754	13.3	9.7
Income from Insurance, Pension Plans and Capitalization Bonds [(3)]	1,515	1,873	1,627	(19.1)	(6.9)
Fee and Commission Income	7,831	8,062	7,430	(2.9)	5.4
Personnel Expenses	(4,829)	(4,878)	(4,822)	(1.0)	0.1
Other Administrative Expenses	(4,810)	(5,340)	(4,854)	(9.9)	(0.9)
Tax Expenses	(1,821)	(1,758)	(1,772)	3.6	2.8
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	27	30	58	(10.0)	(53.4)
Other Operating Income / (Expenses)	(2,037)	(1,923)	(1,833)	5.9	11.1
Operating Income	7,670	6,474	6,588	18.5	16.4
Non-Operating Income	(9)	(16)	(52)	(43.8)	(82.7)
Income Tax / Social Contribution	(2,483)	(1,543)	(1,839)	60.9	35.0
Non-controlling interests in subsidiaries	(76)	(53)	(49)	43.4	55.1
Recurring Net Income	5,102	4,862	4,648	4.9	9.8

(1) Includes impairment of financial assets without characteristic of credit;
(2) Includes the result with BNDU and provision to sureties and guarantees; and
(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses.

Banco Bradesco 5

Press Release | Economic and Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Summarized Analysis of Recurring Income

Recurring Net Income

The development of the net profit was driven by good performance of the fee and commission income provided in 12 months and operating expenses (personnel and administrative). In addition, there were significant reductions in expenses with ALL (Expanded), as is evidenced by the improvement of the main indicators of quality of the portfolio. These factors were also responsible for the evolution of the operating income.

▲9.8%
▲4.9%
R$ million
4,648
4,862
5,102
30%
29%
31%
70%
71%
69%
1Q17
4Q17
1Q18
Banking Activities
Insurance Activities

Efficiency Ratio (ER)

53.1%
53.7%
53.2%
52.4%
51.6%
40.0%
40.6%
40.7%
40.8%
40.9%
39.9%
40.4%
41.5%
41.3%
40.3%
1Q17
2Q
3Q
4Q
1Q18
Quarterly Efficiency Ratio
12-month risk-adjusted efficiency ratio
12-month efficiency ratio

The quarterly ER of the 1Q18 presented an improvement compared to the previous quarter, caused mainly by lower operating expenses (personnel and administrative). The constant improvement of the ER adjusted to the risk (in the last 12 months), reflects the reduction of expenses with ALL (Expanded). It is worth highlighting that this is the best index of the last six quarters.

Net Interest Income

▼-2.2%
▼-0.8%
R$ million
16,036
15,813
15,686
136
152
193
15,900
15,661
15,493
1Q17
4Q17
1Q18
NII - Interest Earning Portion
NII - Non-Interest Earning Portion

The reduction in interest income from the net interest income presented in the quarters is due to lower results with the credit intermediation. It is important to note that the income from insurance margins, and treasury operations in assets and liability management (ALM), presented developments in the periods.

6

Press Release | Economic and Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Summarized Analysis of Recurring Income

Expanded ALL (Expenses)

4.2%
4.4%
3.2%
-26.3%
-28.0%
R$ million
5,282
5,405
3,892
4,862
4,622
3,637
420
783
255
1Q17
4Q17
1Q18
ALL, Loan Recovery and Granted Discounts
Impairment of Financial Assets
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In the 1Q18 we reclassified the expenses with impairment of financial assets (operation with credit characteristics, in the expanded concept, mostly debentures) of the net interest income for the ALL, including of previous periods, for the best effect of comparability. The reduction of the ALL (Expanded) expenses presented in both the quarterly variation (1Q18 vs. 4Q17) and the annual (1Q18 vs. 1Q17), reflects the improvement of the quality of the loan portfolio, lower discounts granted and lower impairment of financial assets.

Fee and Commission Income

28.5
27.8
27.9
5.4%
-2.9%
R$ million
7,430
8,062
7,831
1Q17
4Q17
1Q18
Fee and Commission Income
Checking Account Holders - million

The good income performance of the checking account, cards, asset management, payments and collections, consortium management and custody and brokerage services, boosted the performance in 12 months, once the quarterly behavior includes the seasonal effect at the end of the year, which impacted mainly the income of the activities of cards, and the lower activity of the capital market, which impacted the income performance of underwriting / financial advisory services. It is worth highlighting that the results were also benefited by the increase in the volume of operations, reflecting the greater offer of products and services to the clients.

Income from Insurance, Pension Plans and Capitalization Bonds

-6.9%
-19.1%
R$ million
1,627
1,873
1,515
1Q17
4Q17
1Q18

The variation in the periods, reflects in majority, a lower income in the life and pension plan sector and review of the assumptions that updates the long terms technical provisions.

Operating Expenses (Personnel and Administrative)

-0.4%
-5.7%
R$ million
9,676
10,218
9,639
4,822
4,878
4,829
4,854
5,340
4,810
1Q17
4Q17
1Q18
Administrative Expenses
Personnel Expenses

Administrative Expenses – the reduction of expenses in the quarter reflects lower spending in virtually all the lines. When we compare it with the 1Q17, we can already observe adjustments mainly made in expenses with communications, financial system services, materials, security and surveillance, arising from the synergy of the acquisition of HSBC Brasil and the strategy for optimization of points of service.

Personnel Expenses – the variations presented in the periods are due to the implemented adjustments, among which feature the effects of the Special Voluntary Severance Program Scheme – PDVE, started in August 2017, and the gains in synergies related to the aquisition of HSBC Brasil.

Banco Bradesco 7

Press Release
Economic and Financial Analysis
Additional Information
Independent Auditors' Report
Complete Financial Statements

Summarized Analysis of Recurring Income

Expanded Loan Portfolio

R$ million	Mar18	Dec17	Mar17	Variation % Mar18 x Dec17	Variation % Mar18 x Mar17
Companies	**308,831**	**317,462**	**330,894**	**(2.7)**	**(6.7)**
Large Corporates	216,907	225,248	234,444	(3.7)	(7.5)
Micro, Small and Medium-Sized Enterprises	91,924	92,214	96,450	(0.3)	(4.7)
Individuals	**177,814**	**175,469**	**171,820**	**1.3**	**3.5**
Payroll-deductible Loans	45,281	43,968	39,937	3.0	13.4
Real Estate Financing	34,396	33,687	32,589	2.1	5.5
Credit Card	32,982	34,437	34,018	(4.2)	(3.0)
CDC / Vehicle Leasing	21,584	20,784	19,526	3.8	10.5
Personal Loans	17,581	16,877	17,761	4.2	(1.0)
Other	25,990	25,716	27,989	1.1	(7.1)
Expanded Loan Portfolio	**486,645**	**492,931**	**502,714**	**(1.3)**	**(3.2)**

Mar18
19 %
45 %
36 %
Dec17
19 %
46 %
35 %
Mar17
19 %
47 %
34 %

Delinquency Ratio over 90 days

%
7.2 7.6 8.6 8.3 7.2 6.8 6.63 6.12
5.8 6.5 6.9 6.7 6.2 5.8 5.50 5.07
4.6 5.4 5.5 5.6 4.9 4.8 4.67 4.39
0.8 2.0 1.2 2.3 1.5 1.8 1.89 2.00
June16
Sept
Dec
Mar17
June
Sept
Dec
Mar18
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The index showed improvement for the fourth consecutive quarter, mainly by the behavior of the segments of individuals and micro, small and medium-sized enterprises.

Effective Coverage Ratio

%
181.5 199.6 208.9 221.0 238.7 240.8 248.8 269.0
9.3 10.1 10.4 10.3 10.0 9.9 9.9 9.6
5.8 6.2 6.7 6.6 6.0 5.6 5.5 5.4
5.1 5.1 5.0 4.7 4.2 4.2 4.1 3.7
June16
Sept
Dec
Mar17
June
Sept
Dec
Mar18
Net losses in 12 months (B)
E-H Non-Performing Loans
Total Provision (A)
Effective Coverage Ratio (A/B) (1)

Accompanying the constant improvement of the indicators of delinquency and expenses of ALL (Expanded), the net loss of recoveries in the 1Q18 recorded 3.7%, resulting in an index of effective coverage of 269%.

(1) As of March 2017, it includes the provision for guarantees provided.

NPL Creation 90 days vs. Write-offs

As a result of the strengthening of the policy and procedures for granting credit, as well as the reduction of the delinquency ratio, the NPL Creation also follows the falling trend, reaching the lowest level of the past ten quarters.

R$ million
1.3% 1.4% 1.6% 1.9% 1.8% 1.8% 1.4% 1.4% 1.4% 1.2%
4,908 3,947
5,028 4,980
5,356 4,434
7,402 6,248
6,863 6,732
6,895 6,780
5,200 8,180
4,897 5,934
5,118 5,443
4,396 5,363
4Q15
1Q16
2Q
3Q
4Q
1Q17
2Q
3Q
4Q
1Q18
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

8

Press Release | Economic and Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Main Economic Indicators

Main Indicators (%)	1Q18	4Q17	1Q17
Interbank Deposit Certificate (CDI)	1.59	1.76	3.03
Ibovespa	11.73	2.84	7.90
USD – Commercial Rate	0.48	4.42	(2.78)
General Market Price Index (IGP-M)	1.48	1.62	0.73
Extended Consumer Price Index (IPCA)	0.70	1.14	0.96
Business Days (#)	61	61	63
Calendar Days (#)	90	92	90
Indicators (Closing Rate)			
USD – Commercial Selling Rate - (R$)	3.3238	3.3080	3.1684
EMBI+ (Emerging Markets Bond Index Plus)	246	241	269
Selic - Base Interest Rate (% p.a.)	6.50	7.00	12.25
BM&F Fixed Rate (% p.a.)	6.29	6.86	9.67

Bradesco's Projections up to 2020

%	2018	2019	2020
USD - Commercial Rate (year-end) - R$	3.20	3.30	3.40
Extended Consumer Price Index (IPCA)	3.50	4.25	4.00
General Market Price Index (IGP-M)	4.43	4.26	4.25
Selic (year-end)	6.25	8.00	7.00
Gross Domestic Product (GDP)	2.50	3.00	3.00

Guidance

Bradesco's Perspectives for 2018

		Realized 1Q18 x 1Q17
Expanded Loan Portfolio	3% to 7%	-3.2%
NII - Interest-Earning Portion	-4% to 0%	-2.6%
Fee and Commission Income	4% to 8%	5.4%
Operating Expenses (Administrative and Personnel Expenses)	-2% to 2%	-0.4%
Insurance Premiums	4% to 8%	-2.1%
Expanded ALL	R$ 16 bi to R$ 19 bi	R$ 3.9 bi (Realized 1Q18)

Based on the results obtained in the 1Q18, most of the items that compose the guidance are aligned with our initial prospects for 2018. In relation to the expanded loan portfolio, we highlight the growth of 3.5% in the operations with individuals. The loan portfolio of companies presented a reduction in operations not renewed with sureties and guarantees and debentures, mainly destinated to large corporates. Insurance premiums do not have linear behavior, presenting a better performance in the last quarter of each year.

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on current expectations, estimates and projections of management about future events and financial trends affecting our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance, for example, are based on assumptions, which, depending on future events, may not prove accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

Banco Bradesco 9

Average Net Interest Income Rate

R$ million				Variation
	1Q18	4Q17	1Q17	1Q18 x	1Q18 x
Net Interest Income				4Q17	1Q17
NII - Interest-earning portion - due to volume				(171)	(507)
NII - Interest-earning portion - due to spread				3	100
- NII - Interest Earning Portion	15,493	15,661	15,900	(168)	(407)
- NII - Non-Interest Earning Portion	193	152	136	41	57
Net Interest Income	15,686	15,813	16,036	(127)	(350)
Average Earning Portion Rate (1)	6.6%	6.8%	7.2%

(1) Average rate in the quarter = (Earning Portion / Total Average Assets Repos Permanent Assets).

Interest Earning Portion Average Rates (12 months)

	1Q18			1Q17
R$ million	NII - Interest Earning Portion	Average Balance	Average Rate	NII - Interest Earning Portion	Average Balance	Average Rate
Credit Intermediation (1)	11,690	415,962	11.6%	12,781	432,409	12.0%
Insurance	1,526	249,299	2.4%	1,481	227,358	2.8%
ALM /Other (1) (2)	2,277	367,642	2.1%	1,638	408,650	1.6%
NII - Interest-Earning Portion	15,493	-	6.6%	15,900	-	7.4%

	1Q18			4Q17
R$ million	NII - Interest Earning Portion	Average Balance	Average Rate	NII - Interest Earning Portion	Average Balance	Average Rate
Credit Intermediation (1)	11,690	415,962	11.6%	12,129	418,839	11.7%
Insurance	1,526	249,299	2.4%	1,460	243,996	2.4%
ALM /Other (1) (2)	2,277	367,642	2.1%	2,072	390,203	1.9%
NII - Interest-Earning Portion	15,493	-	6.6%	15,661	-	6.7%

(1) As per this quarter we considered the margin of the financial assets of fixed income, with characteristic of credit (mostly debentures) in the margin of credit intermediation, formerly classified as ALM/other. For the purposes of comparability, the previous periods have been reclassified; and
(2) It reflects, mainy, treasury operations in the assets and liabilities management (ALM).

Interest Earning Portion Volume Variation vs. Spread

o Credit Intermediation the reduction of the average spreads in operations with individuals is in line with the amendment of the mix of loan portfolios, which evolved into products with a lower rate and risk, like: consigned, real estate and CDC vehicles. Highlight to the evolution of the average daily origination for this segment, which grew 3% in the quarter and 35% compared to the daily average of the 1Q17. The behavior of the operations with companies is impacted by the lower credit demand, mainly of the corporate and middle market segments.

o Insurance the performance of the periods benefited from the good performance of the multimarket funds and of shares, highlighting the growth of 11.7% of the Ibovespa index this quarter.

o ALM/Other reflect, mainly, treasury operations in assets and liabilities management (ALM).

R$ million				Variation
	1Q18	4Q17	1Q17	1Q18 x	1Q18 x
Net Interest Income				4Q17	1Q17
NII - Interest-earning portion - due to volume				(171)	(507)
NII - Interest-earning portion - due to spread				3	100
- NII - Interest Earning Portion	15,493	15,661	15,900	(168)	(407)
- NII - Non-Interest Earning Portion	193	152	136	41	57
Net Interest Income	15,686	15,813	16,036	(127)	(350)
Average NIM (1)	6.6%	6.8%	7.2%

R$ million	Credit		Insurance		ALM/Other		NII - Interest-Earning
	Intermediation						Portion
	1Q18 x	1Q18 x	1Q18 x	1Q18 x	1Q18 x	1Q18 x	1Q18 x	1Q18 x
Volume x Spread	4Q17	1Q17	4Q17	1Q17	4Q17	1Q17	4Q17	1Q17
NII - Interest-earning portion - due to volume	(83)	(486)	32	143	(120)	(164)	(171)	(507)
NII - Interest-earning portion - due to spread	(356)	(605)	34	(98)	325	803	3	100
Variation NII - Interest-Earning Portion	(439)	(1,091)	66	45	205	639	(168)	(407)

Earning Portion of Credit Intermediation vs. ALL (Expanded)

The improvement of the quality of the loan portfolio has reduced the cost of delinquency (Expanded ALL) in the periods, boosting the evolution of the net margin of credit intermediation, offsetting the reduction in the gross margin.

The charts below refer to the Loan Portfolio, as defined by Bacen:

Flow of Maturities (1)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the presence of real estate financing and payroll-deductible loans. It must be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk but also provide favorable conditions to gain customer loyalty.

(1) Only normal course operations.

Delinquency Ratio

Over 90 days

The ratio showed improvement for the fourth consecutive quarter, maintaining the decreasing trend, as presented in the graph, mainly related to the performance of the segments of Micro, Small and Medium-Sized Enterprises and Individuals, which in the last 12 months presented reductions in the balance of non-performing loans, of 30% and 21%, respectively.

15-90 days

In the quarter, short-term delinquency presented growth, impacted partly by seasonal issues at the beginning of the year that affected the segment of individuals, and, therefore, do not represent a trend variation, and specific cases of corporate clients. It is highlighted the improvement showed in the last 12 months for Micro, Small and Medium-Sized Enterprises and Individuals.

In the 1Q18, loans were granted (without retention of risks and benefits, already written off as loss, totaling R$5.3 billion), which does not modify the delinquency ratio in the period. The sale value of these portfolios did not impact significantly the outcome.

Effective Coverage Ratio

Monitoring the continuous improvement of the indicators of delinquency and of the ALL expenses (Expanded), the net losses of recoveries estimated for March 2018 indicates 3.7%, resulting in an effective coverage ratio of 269%.

NPL Creation 90 days vs. Write-offs

As a consequence of the strengthening of the policy and of the processes of credit granted, the NPL Creation also follows the trend of decrease, reaching the lowest level of the last ten quarters, boosted by the reduction of delinquent credits in the segments of Micro, Small and Medium-Sized Enterprises and Individuals.

We have demonstrated below the opening of the NPL Creation per business segment.

Coverage Ratio

The adjacent graph presents the behavior of the ratios covering the allowance for loan losses in relation to default credits exceeding 60 and 90 days. In March 2018, ratios showed very comfortable levels. Along with the allowance for loan losses required by Bacen, Bradesco has an excess provision of R$6.9 billion to cover possible adverse scenarios, as well as other operations/ commitments with credit risk.

Bacen Portfolio vs. Expanded Portfolio

The loan portfolio performance (Bacen), counts on the evolution of the segment of individuals, with emphasis on the growth of real estate credit, consigned and CDC vehicles. Also in relation to individuals, highlight to the growth in average daily origination, which raised 3% in the quarter and 35% compared to the first quarter of 2017.

The behavior of the operations with companies is impacted by the lower credit demand of the corporate and middle markets segments.

In the expanded portfolio, in addition to the effects mentioned above, the developments in the periods are impacted by the operations with sureties and guarantees, and debentures not renewed, which are almost entirely designed for large corporates.

	Mar18	Dec17	Mar17	Variation %
				Quarter	12 months
Individuals	176,879	174,537	170,726	1.3	3.6
Companies	194,520	195,542	211,225	(0.5)	(7.9)
Loan Portfolio - Bacen	371,399	370,079	381,950	0.4	(2.8)
Sureties and Guarantees	72,676	78,867	75,951	(7.8)	(4.3)
Operations bearing Credit Risk - Commercial Portfolio (1)	38,336	39,980	42,385	(4.1)	(9.6)
Other (2)	4,234	4,005	2,428	5.7	74.4
Expanded Loan Portfolio	486,645	492,931	502,714	(1.3)	(3.2)

(1) It includes debentures operations and promissory notes; and
(2) It considers letter of credit, advances of credit card receivables and co-obligation in the assignment of CRI and rural credit.

Expanded Loan Portfolio Breakdown By Customer Profile, Product and Currency

R$ million
	Mar18	Dec17	Mar17	Variation %
Customer Profile				Quarter	12 months
Individuals	177,814	175,469	171,820	1.3	3.5
Consumer Financing	117,428	116,066	111,242	1.2	5.6
Payroll-deductible Loans	45,281	43,968	39,937	3.0	13.4
Credit Card	32,982	34,437	34,018	(4.2)	(3.0)
CDC / Vehicle Leasing	21,584	20,784	19,526	3.8	10.5
Personal Loans	17,581	16,877	17,761	4.2	(1.0)
Real Estate Financing	34,396	33,687	32,589	2.1	5.5
Other Products	25,990	25,716	27,989	1.1	(7.1)
Rural Loans	8,032	7,947	8,306	1.1	(3.3)
BNDES/Finame Onlendings	6,376	6,394	6,668	(0.3)	(4.4)
Other	11,582	11,374	13,015	1.8	(11.0)
Companies	308,831	317,462	330,894	(2.7)	(6.7)
Working Capital	39,894	40,075	43,807	(0.5)	(8.9)
Operations Abroad	28,436	29,776	33,671	(4.5)	(15.5)
Export Financing	30,979	26,335	29,120	17.6	6.4
Real Estate Financing	25,886	27,179	28,612	(4.8)	(9.5)
BNDES/Finame Onlendings	21,945	24,261	27,705	(9.5)	(20.8)
Overdraft Account	6,894	6,566	7,798	5.0	(11.6)
CDC / Leasing	7,371	7,249	7,295	1.7	1.0
Rural Loans	6,248	5,618	6,643	11.2	(5.9)
Sureties and Guarantees	72,060	78,267	75,251	(7.9)	(4.2)
Operations bearing Credit Risk - Commercial Portfolio	38,336	39,980	42,385	(4.1)	(9.6)
Other	30,782	32,155	28,608	(4.3)	7.6
Total Loan Operations	486,645	492,931	502,714	(1.3)	(3.2)
Domest Currency	451,469	452,075	460,489	(0.1)	(2.0)
Foreign Currency	35,176	40,856	42,226	(13.9)	(16.7)

Distribution by Business Sector

Among the segments of business, Retail and Prime are highlighted, which currently represent 35.8% of the total expanded portfolio and presented evolutions in the periods.

R$ million
	Mar18%		Dec17%		Mar17%		Variation %
Business Segments							Quarter	12 months
Retail	129,248	26.6	125,470	25.5	121,079	24.2	3.0	6.7
Prime	45,180	9.3	43,557	8.8	42,870	8.5	3.7	5.4
Corporate	217,294	44.7	225,993	45.8	236,816	47.1	(3.8)	(8.2)
Middle Market	44,771	9.2	45,672	9.3	48,917	9.7	(2.0)	(8.5)
Other / Non-checking account Holders (1)	50,152	10.2	52,240	10.6	53,033	10.5	(4.0)	(5.4)
Total	486,645	100.0	492,931	100.0	502,714	100.0	(1.3)	(3.2)
(1) It consists, mostly, of non-account holders, originating from the credit cards, payroll-deductible loans and financing of vehicles activities.

Press Release
Economic and Financial Analysis
Additional Information
Independent Auditors' Report
Complete Financial Statements

Expanded Loan Portfolio

Real Estate Financing

R$ million
Portfolio
31,719
32,298
32,589
32,926
33,305
33,687
34,396
27,122
29,215
29,466
28,612
28,454
27,712
27,179
25,886
24,674
Quartely origination
2,410
2,389
2,047
1,974
1,944
1,993
1,977
2,972
858
593
559
598
412
403
365
936
1,552
1,796
1,488
1,376
1,532
1,590
1,612
2,036
June16
Sept
Dec
Mar17
June
Sept
Dec17
Mar18
Borrower
Builder
Individuals
Companies

Units Financed
8,798
8,040
11,498
4,012
2,234
3,679
4,786
5,806
7,819
1Q17
4Q17
1Q18
Borrower
Builder

Payroll-Deductible Loans

Distribution of the Portfolio by Sector

6.0%
51.9%
Mar18
42.1%
Private Sector
Public Sector
Social Security National Institute (INSS)

Portfolio
70.4%
67.2%
67.8%
69.2%
70.5%
71.3%
72.3%
72.0%
R$ million
36,220
38,133
38,804
39,937
41,191
42,551
43,968
45,281
20,539
23,237
24,175
25,136
26,687
28,577
30,182
31,770
15,681
14,896
14,629
14,801
14,504
13,974
13,786
13,511
June16
Sept
Dec
Mar17
June
Sept
Dec17
Mar18
Network of Branches
Correspondent / Other Channels
As a % of total Personal Loans

Vehicle Financing

Portfolio
R$ million
32,715
33,169
34,116
32,215
31,198
30,670
31,009
31,351
12,815
12,451
13,611
12,172
11,263
10,400
9,867
9,432
19,900
20,718
20,505
20,043
19,935
20,270
21,142
21,919
June16
Sept
Dec16
Mar17
June
Sept
Dec
Mar18
Individuals
Companies

Distribution of the Portfolio by Product

12.6%
1.8%
Mar18
85.6%
CDC Portfolio
Leasing Portfolio
Finame Portfolio

18

Expanded Loan Portfolio Concentration By Economic Sector

R$ million	Mar18%		Dec17%		Mar17%
Economic Sector
Public Sector	11,577	2.4	13,518	2.7	12,484	2.5
Oil, derivatives and aggregate activities	9,632	2.0	11,097	2.3	9,848	2.0
Production and distribution of electricity	1,194	0.2	1,260	0.3	2,041	0.4
Other sectors	751	0.2	1,161	0.2	595	0.1
Private Sector	475,068	97.6	479,413	97.3	490,230	97.5
Companies	297,254	61.1	303,944	61.7	318,410	63.3
Real estate and construction activities	35,240	7.2	36,380	7.4	46,429	9.2
Retail	29,853	6.1	33,565	6.8	34,396	6.8
Transportation and concession	24,250	5.0	23,159	4.7	27,012	5.4
Services	26,430	5.4	25,485	5.2	23,435	4.7
Wholesale	13,920	2.9	13,307	2.7	14,385	2.9
Automotive	12,691	2.6	13,370	2.7	17,599	3.5
Food products	10,727	2.2	10,453	2.1	13,414	2.7
Other sectors	144,143	29.6	148,225	30.1	141,740	28.2
Individuals	177,814	36.5	175,469	35.6	171,820	34.2
Total	486,645	100.0	492,931	100.0	502,714	100.0

Changes in the Expanded Loan Portfolio By Rating

In addition, as a consequence of the reinforcement of the policy and the credit granting processes and risk management, 94.3% of new borrowers were classified ratings from AA to C, presenting improvement of the quality of the loan portfolio.

			New customers between		Remaining customers from
Changes in Expanded Loan Portfolio by	Total Credit on March 2018		April 2017 and		March 2017
Rating between March 2017 and 2018			March 2018
	R$ million	%	R$ million	%	R$ million	%
Rating
AA - C	428,301	88.0	24,220	94.3	404,081	87.6
D	12,546	2.6	244	0.9	12,302	2.7
E - H	45,798	9.4	1,229	4.8	44,569	9.7
Total	486,645	100.0	25,693	100.0	460,952	100.0

Expanded Loan Portfolio By Customer Profile and Rating (%)

The range represented by credits classified between AA and C remained at comfortable levels.

	Mar18			Dec17				Mar17
Customer Profile	By Rating			By Rating				By Rating
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	87.9	2.4	9.7	88.4	3.5	8.1	89.4	3.1	7.5
Micro, Small and Medium-Sized Enterprises	84.8	3.8	11.4	84.0	3.8	12.2	82.4	4.5	13.1
Individuals	89.9	2.1	8.0	89.3	2.1	8.6	87.7	2.3	10.0
Total	88.0	2.6	9.4	87.9	3.0	9.1	87.5	3.1	9.4

Bacen Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

				Variation%
				(unless otherwise stated)
R$ million (except %)	Mar18	Dec17	Mar17	Quarter 12 months
Total Provision	35,763	36,527	39,181	(2.1)	(8.7)
- Specific	16,499	16,887	21,575	(2.3)	(23.5)
- Generic	12,365	12,721	10,699	(2.8)	15.6
- Excess	6,899	6,918	6,907	(0.3)	(0.1)
Specific Provision / Total Provision (%)	46.1	46.2	55.1	(0.1) p.p.	(9.0) p.p.
Total Provision / Loans (%)	9.6	9.9	10.3	(0.3) p.p.	(0.7) p.p.
AA - C Rated Loans / Loans (%)	87.6	87.2	86.9	0.4 p.p.	0.7 p.p.
D-rated Operations under Risk Management / Loans (%)	3.0	3.5	3.4	(0.5) p.p.	(0.4) p.p.
E-H rated Loans / Loans(%)	9.4	9.3	9.7	0.1 p.p.	(0.3) p.p.
D-rated loans	11,137	12,933	13,131	(13.9)	(15.2)
Provision for D-rated loans	1,710	1,904	2,022	(10.2)	(15.4)
Provision / D-rated loans (%)	15.4	14.7	15.4	0.7 p.p.	-
D-H rated Non-Performing Loans	23,205	23,597	29,090	(1.7)	(20.2)
Total Provision / D-to-H-rated Non-performing Loans (%)	154.1	154.8	134.7	(0.7) p.p.	19.4 p.p.
E-H Rated Loans	34,901	34,527	37,062	1.1	(5.8)
Provision for E-H rated loans	31,478	32,113	34,557	(2.0)	(8.9)
Provision / E-H rated loans (%)	90.2	93.0	93.2	(2.8) p.p.	(3.0) p.p.
E-H rated Non-Performing Loans	20,191	20,510	25,166	(1.6)	(19.8)
Total Provision / E-to-H-rated Non-performing Loans (%)	177.1	178.1	155.7	(1.0) p.p.	21.4 p.p.

Funds Raised and Managed
				Variation %
R$ million	Mar18	Dec17	Mar17	Quarter 12 months
Demand Deposits	33,177	34,082	30,564	(2.7)	8.5
Savings Deposits	101,777	103,333	94,353	(1.5)	7.9
Time Deposits	134,789	125,615	109,944	7.3	22.6
Debentures	22,192	44,453	73,904	(50.1)	(70.0)
Borrow ing and Onlending	50,052	51,669	56,417	(3.1)	(11.3)
Funds from Approvals and Issuance of Securities	142,590	135,011	142,751	5.6	(0.1)
Subordinated Debts	22,993	27,050	35,046	(15.0)	(34.4)
Eligible Debt Capital Instruments	23,155	23,130	15,800	0.1	46.6
Subtotal	530,725	544,343	558,779	(2.5)	(5.0)
Securities Sold Under Agreements to Repurchase (1)	273,738	269,109	277,359	1.7	(1.3)
Interbank Deposits	1,648	2,247	571	(26.7)	188.6
Working Capital (Ow n/Managed)	86,026	81,720	75,952	5.3	13.3
Foreign Exchange Portfolio	15,256	7,655	10,964	99.3	39.1
Payment of Taxes and Other Contributions	3,341	1,114	4,490	199.9	(25.6)
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	251,231	246,653	229,433	1.9	9.5
Funds raised	1,161,965	1,152,841	1,157,548	0.8	0.4
Investment Funds and Managed Portfolios	841,983	834,646	786,139	0.9	7.1
Total Assets under Management	2,003,948	1,987,487	1,943,687	0.8	3.1
(1) Does not consider debentures.

Loans vs. Funding

In order to analyze Loan Operations in relation to Funding, the following should be deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of available funds within the customer service network, along with the addition of, funds from domestic and foreign lines of credit that finance the demand for loans. Bradesco shows low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively.

This is a result of significant capillarity, the broad diversity of products offered, and the market’s confidence in the Bradesco brand and the important presence in the client’s sector.

Note that the use of funds provides a comfortable margin. It proves that Bradesco is capable of meeting demands for loaning funds through its own funding.

R$ million	Mar18	Dec17	Mar17	Variation %
				Quarter 12 months
Funding vs. Investments
Demand Deposits + Sundry Floating	36,518	35,203	35,054	3.7	4.2
Savings Deposits	101,777	103,333	94,353	(1.5)	7.9
Time Deposits + Debentures	156,981	170,068	183,848	(7.7)	(14.6)
Funds from Financial Bills	139,720	131,933	139,784	5.9	-
Customer Funds (1)	434,996	440,537	453,039	(1.3)	(4.0)
(-) Reserve Requirements	(70,814)	(66,714)	(61,637)	6.1	14.9
(-) Available Funds (Real)	(14,297)	(13,107)	(9,801)	9.1	45.9
Customer Funds Net of Reserve Requirements	349,885	360,716	381,601	(3.0)	(8.3)
Borrow ing and Onlending	50,052	51,669	56,417	(3.1)	(11.3)

Other (Securities Abroad + Subordinated Debt + Other Borrow ers - Cards)	73,940	79,420	76,192	(6.9)	(3.0)

Total Funding (A)	473,877	491,805	514,210	(3.6)	(7.8)
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	413,969	414,064	426,763	-	(3.0)
B / A	87.4%	84.2%	83.0%	3.2 p.p.	4.4 p.p.

(1) It considers: Demand deposits, Miscellaneous Floating, Saving deposits, Time deposits, Debentures (with collateral of repo operations) and Credit Notes (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Below is an analysis of Grupo Bradesco Seguro s Balance Sheet and Consolidated Statement of Income.

				Variation %
R$ million	Mar18	Dec17	Mar17	Mar18 x Mar18 x
				Dec17	Mar17
Assets
Current and Long-Term Assets	289,487	283,405	263,258	2.1	10.0
Securities	278,982	272,612	251,140	2.3	11.1
Life and Pension Plans	236,081	231,887	214,933	1.8	9.8
Other Lines	42,901	40,725	36,207	5.3	18.5
Insurance Premiums Receivable	3,431	3,676	3,791	(6.7)	(9.5)
Other Loans	7,073	7,117	8,327	(0.6)	(15.1)
Permanent Assets	6,158	5,963	5,039	3.3	22.2
Total	295,645	289,368	268,297	2.2	10.2

Liabilities
Current and Long-Term Liabilities	261,142	256,122	238,753	2.0	9.4
Tax, Civil and Labor Contingencies	2,298	2,160	2,292	6.4	0.3
Payables on Insurance, Pension Plan and Capitalization Bond Operations	610	623	671	(2.1)	(9.1)
Other liabilities	7,003	6,686	6,357	4.7	10.2
Insurance Technical Provisions	15,260	14,837	14,950	2.9	2.1
Life and Pension Plan Technical Provisions	228,269	224,253	207,052	1.8	10.2
Capitalization Bond Technical Provisions	7,702	7,563	7,431	1.8	3.6
Non-controlling Interest	625	581	602	7.6	3.8
Shareholder's Equity (1)	33,878	32,665	28,942	3.7	17.1
Total	295,645	289,368	268,297	2.2	10.2
(1) In March 2018 the shareholders equity of Bradesco Seguros S.A., which controls the operational companies (insurance, pension and capitalization), is of R$16,632 million.

Consolidated Statement of Income

				Variation %
R$ million	1Q18	4Q17	1Q17	1Q18 x 1Q18 x
				4Q17	1Q17
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,570	21,192	17,948	(17.1)	(2.1)
Variation in Technical Provisions for Insurance, Pension Plans and Capitalization Bonds (1)	(7,710)	(11,015)	(7,792)	(30.0)	(1.1)
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	9,860	10,177	10,156	(3.1)	(2.9)
Retained Claims	(6,253)	(6,178)	(6,313)	1.2	(1.0)
Capitalization Bond Draw s and Redemptions	(1,265)	(1,321)	(1,300)	(4.2)	(2.7)
Selling Expenses	(827)	(805)	(916)	2.7	(9.7)
Income from Insurance, Pension Plans and Capitalization Bonds	1,515	1,873	1,627	(19.1)	(6.9)
General and Administrative Expenses	(690)	(824)	(702)	(16.3)	(1.7)
Tax Expenses	(205)	(222)	(247)	(7.7)	(17.0)
Other Operating Income / Expenses	410	294	69	39.5	-
Operating Income	1,030	1,121	747	(8.1)	37.9
Financial Results	1,612	1,474	1,499	9.4	7.5
Equity Results	157	155	194	1.3	(19.1)
Income before Taxes and Profit Sharing	2,799	2,750	2,440	1.8	14.7
Taxes and Contributions	(1,150)	(1,312)	(1,006)	(12.3)	14.3
Profit Sharing	(26)	(24)	(23)	8.3	13.0
Non-controlling interests in subsidiaries	(60)	(7)	(37)	-	62.2
Net Income	1,563	1,407	1,374	11.1	13.8
(1) Includes reinsurance premiums.
Note: For comparison purposes, the effects of non-recurring events are not considered.

Income Distribution of Grupo Bradesco Seguros e Previdência

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In the 1Q18 the turnover did not show the same performance when compared to the previous quarter due to the volume of the private pension contributions, which has an important seasonality, in the last quarter of each year.

In comparison to the 1Q17, the turnover was impacted by the lower performance of the line of “life and pension plans”, decreased 5.4%. In the same period, we highlight the “health” product, which presented a growth of 4.9%.

Life and pension plans

The net income for the 1Q18 was in line with the results for the previous quarter. It is worth noting that the maintenance of claims ratio and the efficiency ratio indexes, whose contribution compensated for the decrease of 29.2% in the turnover of the line, was a consequence of the seasonality of the 4Q17, and the decrease in the financial results, a reflection of the behavior of the economic-financial ratios in the period.

In the last 12 months the net income increased 19.9%, due to the increase in the commercialization ratio and maintenance of the administrative efficiency ratio. These factors compensated for the lower turnover, the increase in the claims ratio, and the decrease in the financial results, a reflection of the behavior of the economic-financial behavior in the period.

Evaluation of Participants and Life and Personal Accident Policyholders

Health

The net income of 1Q18 remained stable in the annual comparison and recorded an 14.1% increase in relation to the previous quarter, due to greater revenue, improvement in the efficiency ratio and increase in the financial and equity results.

Number of Bradesco Saúde and Mediservice Policyholders

Net income increased in the quarterly and annually comparison. The improvement presented was due to the increase in the operating incomes and administrative efficiency ratio.

The growth of profit reflects the improvement of the claims, efficiency and commercialization ratios, mainly in property & casualty. The transfer of the portfolio of large risks to Swiss RE impacted the decrease in turnover, in comparison to the 1Q17.

Below is the composition of fee and commission income in the respective periods:

				Variation %		As % 1Q18
R$ million	1Q18	4Q17	1Q17	1Q18 x	1Q18 x
				4Q17	1Q17
Card Income	2,763	2,949	2,637	(6.3)	4.8	35.3
Checking Account	1,748	1,727	1,601	1.2	9.2	22.3
Asset Management	994	944	912	5.3	9.0	12.7
Loan Operations	724	761	731	(4.9)	(1.0)	9.2
Collections and Payments	612	613	586	(0.2)	4.4	7.8
Consortium Management	383	389	369	(1.5)	3.8	4.9
Custody and Brokerage Services	234	226	211	3.5	10.9	3.0
Underw riting / Financial Advisory Services	153	245	180	(37.6)	(15.0)	2.0
Other	220	208	203	5.8	8.4	2.8
Total	7,831	8,062	7,430	(2.9)	5.4	100.0
Business Days	61	61	63	-	(2)	-

Highlights

The evolution of the fee and commission income in 12 months reflects the good performance of practically all the lines, even with the lower number of business days in the period. The quarterly behavior reflects the seasonal effect of the end of the year, which impacted mainly on the income from the card activities, and the lower activity of the capital market, which affected the performance of the income from underwriting / financial advice. The results obtained with the fee and commission income shows signs of improvements in the management and the higher offer of products and services, widely available in the digital channels, in addition to the traditional channels, as well as with benefits of the process of segmentation of clients and the gains in synergies related to the acquisition of HSBC Brasil.

Below are some highlights that influence the results of the income from the provision of services:

o Cards – growth in the 12 months resulted in the increase of the volume and of the transactions made in the period and higher income with the annual fee, due to the end of the period of exemptions at the beginning of the relationship.

o Checking account – growth in the periods observed is a reflection of the improvement in the management of the portfolio of services provided, highlighting the continuous improvement process, which aims to improve and expand the variety of products offered to clients according to their segmentation.

o Asset Management – good performance resulting from the increase in the volume of the funds and portfolios managed, highlighting the multimarket funds.

o Loan Operations – this line was impacted by the lower income from commissions on guarantees offered (sureties and guarantees).

o Consortium – good performance due to the increase in the sales made, receipt from bids and average price, ensuring the leadership of Bradesco Consórcios in the segments in which it operates (real estate, auto and trucks/machinery and equipment).

o Custody and Brokerage Services – growth in the quarter and in the 12 months, resulting from the increment of the total assets in custody and higher volumes of securities traded.

Personnel and Administrative Expenses

				Variation %		As of % 1Q18
R$ million	1Q18	4Q17	1Q17	1Q18 x	1Q18 x
				4Q17	1Q17
Personnel Expenses
Structural	3,879	4,025	3,946	(3.6)	(1.7)	40.2
Payroll/Social Charges	2,757	2,882	2,820	(4.3)	(2.2)	28.6
Benefits	1,122	1,143	1,126	(1.8)	(0.4)	11.6
Non-Structural	950	853	876	11.4	8.4	9.9
Management and Employee Profit Sharing	466	486	506	(4.1)	(7.9)	4.8
Provision for Labor Claims	407	266	167	53.0	143.7	4.2
Training	21	44	31	(52.3)	(32.3)	0.2
Termination Costs	56	57	172	(1.8)	(67.4)	0.6
Total	4,829	4,878	4,822	(1.0)	0.1	50.1
Administrative Expenses
Outsourced Services	1,143	1,279	1,195	(10.6)	(4.4)	11.9
Depreciation and Amortization	713	687	681	3.8	4.7	7.4
Data Processing	570	636	563	(10.4)	1.2	5.9
Communication	436	463	484	(5.8)	(9.9)	4.5
Rent	304	302	306	0.7	(0.7)	3.2
Asset Maintenance	290	355	294	(18.3)	(1.4)	3.0
Advertising and Marketing	256	414	170	(38.2)	50.6	2.7
Financial System Services	240	251	258	(4.4)	(7.0)	2.5
Security and Surveillance	195	198	211	(1.5)	(7.6)	2.0
Transportation	189	206	189	(8.3)	-	2.0
Utilities (Water, Electricity and Gas)	106	105	114	1.0	(7.0)	1.1
Travel	54	92	51	(41.3)	5.9	0.6
Materials	59	74	77	(20.3)	(23.4)	0.6
Other	255	278	261	(8.3)	(2.3)	2.6
Total	4,810	5,340	4,854	(9.9)	(0.9)	49.9
Total Operating Expenses	9,639	10,218	9,676	(5.7)	(0.4)	100.0
Customer Service Points	74,126	73,474	72,726	0.9	1.9	-

Personnel Expenses the reductions observed in the structural part are related, largely, to the effects of the Special Voluntary Severance Program Scheme PDVE, which started in August 2017, accepted by 7,400 employees, we also highlight the impact of the collective agreement in the annual comparison. In the non-structural part, the increase of expenses in the periods observed is a result of the higher expenses with the provision for labor claims, associated in part the high number of lawsuits filed at the end of 2017, probably, anticipating the entry into force of the labor reform.

Administrative Expenses the lower administrative expenses in the last 12 months, recorded in practically all of the lines, even considering inflation of the period, demonstrates the gains in synergy resulting from the acquisition of HSBC Brasil and the strategy of optimization of the points of service.

The coverage ratio presented an improvement for the third consecutive quarter, capturing the PDVE benefits, the revenue gained from the synergy of the acquisition of HSBC Brasil and the strategy of optimization of the points of service. We also highlight the higher fee and commission income from the provision of services, which have been capturing the positive results of the process of segmentation of clients and the efficiency obtained in the management and offer of products and services.

Other Operating Expenses, Net of Income

Other Operating Expenses, Net of Income presented a growth of 5.9% in the quarter and 11.1% in the last 12 months, due to higher variable expenses, mainly those related to the performance of strategic partnerships of the segment of credit cards and constitution of operating provisions.

Basel Ratio

A large part of the reduction of capital tier I is related to the change in the schedule of application of deductions on the prudential adjustments, which went from 100% in 2018 (80% in 2017). The internal generation capital (net profit), continues with high contribution to the indicator.

									Variation %
R$ million	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q18 x	1Q18 x
									4Q17	1Q17
Income Statement for the Period
Recurring Net Income (1)	5,102	4,862	4,810	4,704	4,648	4,385	4,462	4,161	4.9	9.8
Total Net Interest Income	15,686	15,813	15,361	15,892	16,036	16,440	16,931	14,962	(0.8)	(2.2)
Gross Credit Intermediation Margin	11,690	12,129	12,119	12,517	12,781	13,586	13,802	11,570	(3.6)	(8.5)
Net Credit Intermediation Margin	7,798	6,724	7,540	7,139	7,499	7,290	8,060	6,546	16.0	4.0
Expanded Allowance for Loan Losses (ALL) Expenses	(3,892)	(5,405)	(4,579)	(5,378)	(5,282)	(6,296)	(5,742)	(5,024)	(28.0)	(26.3)
Fee and Commission Income	7,831	8,062	7,822	7,496	7,430	7,545	7,450	6,624	(2.9)	5.4
Administrative and Personnel Expenses	(9,639)	(10,218)	(9,863)	(9,865)	(9,676)	(10,482)	(10,267)	(8,152)	(5.7)	(0.4)
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,570	21,192	18,637	18,512	17,948	21,247	17,733	17,253	(17.1)	(2.1)
Statement of Financial Position
Total Assets (2)	1,303,842	1,298,328	1,311,672	1,291,184	1,294,139	1,293,559	1,270,139	1,105,244	0.4	0.7
Securities	585,837	584,650	572,099	540,106	549,700	549,873	509,184	437,580	0.2	6.6
Expanded Loans Portfolio	486,645	492,931	486,864	493,566	502,714	514,990	521,771	447,492	(1.3)	(3.2)
- Individuals	177,814	175,469	172,207	172,045	171,820	172,045	171,067	148,919	1.3	3.5
- Companies	308,831	317,462	314,657	321,521	330,894	342,945	350,704	298,573	(2.7)	(6.7)
Allowance for Loan Losses (ALL)	(35,763)	(36,527)	(36,557)	(37,536)	(39,181)	(40,714)	(40,416)	(31,875)	(2.1)	(8.7)
Total Deposits	271,391	265,278	259,577	260,120	235,432	234,214	239,937	179,436	2.3	15.3
Technical Provisions	251,231	246,653	239,287	233,640	229,433	223,342	213,608	190,649	1.9	9.5
Shareholders' Equity	113,776	110,457	110,301	106,807	104,558	100,442	98,550	96,358	3.0	8.8
Assets under Management	2,003,948	1,987,487	1,991,708	1,917,827	1,943,687	1,904,912	1,865,755	1,589,319	0.8	3.1
Performance Indicators (%)
Recurring Net Income per Share - R$ (3) (4)	2.91	2.84	2.77	2.72	2.64	2.56	2.58	2.59	2.4	10.3
Book Value per Common and Preferred Share - R$ (4)	17.00	16.50	16.48	15.96	15.62	15.01	14.72	14.40	3.0	8.8
Annualized Return on Average Equity (5) (6)	18.6	18.1	18.1	18.2	18.3	17.6	17.6	17.4	0.5 p.p.	0.3 p.p.
Annualized Return on Average Assets (6)	1.6	1.5	1.5	1.4	1.4	1.5	1.5	1.5	0.1 p.p.	0.2 p.p.

12-month Net Interest Margin - NIM = Adjusted Net Interest Income /Average Assets Repos	6.6	6.7	6.9	7.2	7.4	7.6	7.6	7.5	(0.1) p.p.	(0.8) p.p.
Permanent Assets
Fixed Asset Ratio (7)	43.1	43.4	38.9	39.6	42.3	44.8	44.4	33.8	(0.3) p.p.	0.8 p.p.
Combined Ratio - Insurance (8)	85.3	86.1	86.2	86.6	85.2	85.9	90.0	89.6	(0.8) p.p.	0.1 p.p.
Efficiency Ratio (ER) (3) (11)	40.9	40.8	40.7	40.6	40.0	38.9	38.2	37.4	0.1 p.p.	0.9 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	78.8	77.8	75.9	74.3	75.3	76.2	78.0	80.2	1.0 p.p.	3.5 p.p.
Market Capitalization - R$ million (9)	237,219	200,521	208,250	169,618	178,208	160,813	160,472	144,366	18.3	33.1
Loan Portfolio Quality - %
ALL / Loan Portfolio - Bacen	9.6	9.9	9.9	10.0	10.3	10.4	10.1	9.3	(0.3) p.p.	(0.7) p.p.
Non-performing Loans (> 60 days (10) / Loan Portfo[l]io)	5.4	5.6	5.7	6.0	6.7	6.5	6.4	5.8	(0.2) p.p.	(1.3) p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	4.4	4.7	4.8	4.9	5.6	5.5	5.4	4.6	(0.3) p.p.	(1.2) p.p.
Coverage Ratio (> 90 days (10))	219.3	211.4	207.7	202.5	182.1	188.4	189.1	201.0	7.9 p.p.	37.2 p.p.
Coverage Ratio (> 60 days (10))	179.7	175.0	174.6	167.0	154.0	158.8	158.3	160.7	4.7 p.p.	25.7 p.p.
Operating Limits %
Basel Ratio - Total (7)	15.9	17.1	17.7	16.7	15.3	15.4	15.3	17.7	(1.2) p.p.	0.6 p.p.
Tier I Capital	12.4	13.1	13.4	12.5	12.0	12.0	11.9	13.7	(0.7) p.p.	0.4 p.p.
- Common Equity	11.6	12.3	12.5	11.6	11.2	11.2	11.1	13.7	(0.7) p.p.	0.4 p.p.
- Additional Capital	0.8	0.8	0.9	0.9	0.8	0.8	0.8	-	-	-
Tier II Capital	3.5	4.0	4.3	4.2	3.3	3.4	3.4	4.0	(0.5) p.p.	0.2 p.p.

(1) According to the non-recurring events described on page 5 of this Economic and Financial Analysis Report;
(2) For more information, please check note 4 Balance Sheet and Managerial Statement of Income, in Complete Financial Statements of this report;
(3) In the last 12 months;
(4) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits of the period;
(5) Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders Equity;
(6) Year-to-Date Adjusted Net Income;
(7) Index calculation has followed regulatory guidelines set forth in Resolutions No. 4,192/13 (Prudential Conglomerate) and No. 4,193/13 (Basel III);
(8) Excludes additional reserves;
(9) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period s last trading day;
(10) Overdue loans; and
(11) ER = (Personnel Expenses Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings
(Losses) of Unconsolidated and Jointly Controlled Subsidiaries + Other Operating Income Other Operating Expenses).

Analytical Breakdown of Statement of Income – Managerial (1) vs. Recurring (3)

1Q18 x 4Q17
R$ million	First quarter of 2018				Fourth Quarter of 2017
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	DRE	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	DRE
Net Interest Income	17,283	(1,597)	-	15,686	15,111	702	-	15,813
Expanded ALL	(4,599)	707	-	(3,892)	(5,413)	8	-	(5,405)
Gross Income from Financial Intermediation	12,684	(890)	-	11,794	9,698	710	-	10,408
Income from Insurance, Pension Plans and
Capitalization Bonds	1,515	-	-	1,515	1,873	-	-	1,873
Fee and Commission Income	7,835	(4)	-	7,831	8,080	(18)	-	8,062
Personnel Expenses	(4,829)	-	-	(4,829)	(4,878)	-	-	(4,878)
Other Administrative Expenses	(4,810)	-	-	(4,810)	(5,336)	(10)	6	(5,340)
Tax Expenses	(1,671)	(150)	-	(1,821)	(1,527)	(307)	76	(1,758)
Equity in the earnings (losses) of unconsolidated
and jointly controlled subsidiaries	27	-	-	27	30	-	-	30
Other Operating Income / Expenses	(2,789)	95	657	(2,037)	(3,957)	1,153	881	(1,923)
Operating Income	7,962	(949)	657	7,670	3,983	1,528	963	6,474
Non-Operating Income	(214)	205	-	(9)	(242)	126	100	(16)
Income Tax / Social Contribution and	(3,281)	744	(22)	(2,559)	52	(1,654)	6	(1,596)
Non-controlling Interest
Net Income	4,467	-	635	5,102	3,793	-	1,069	4,862
(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in chapter “Complete Financial Statements” of this eeport;

(2) Includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, (i) hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$206 million in 1Q18 and R$1,812 million in 4Q17; and

(3) It refers to Managerial Statement of Income(1) with the reclassifications between lines, which do not affect the Net Income, and without the extraordinary events of the period.

Analytical Breakdown of Statement of Income – Managerial (1) vs. Recurring (3)

1Q18 x 1Q17
R$ million	First quarter of 2018				Fisrt quarter of 2017
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	DRE	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	DRE
Net Interest Income	17,283	(1,597)	-	15,686	18,558	(2,522)	-	16,036
Expanded ALL	(4,599)	707	-	(3,892)	(8,308)	3,026	-	(5,282)
Gross Income from Financial Intermediation	12,684	(890)	-	11,794	10,250	504	-	10,754
Income from Insurance, Pension Plans and
Capitalization Bonds	1,515	-	-	1,515	1,627	-	-	1,627
Fee and Commission Income	7,835	(4)	-	7,831	7,439	(9)	-	7,430
Personnel Expenses	(4,829)	-	-	(4,829)	(4,822)	-	-	(4,822)
Other Administrative Expenses	(4,810)	-	-	(4,810)	(4,852)	(2)	-	(4,854)
Tax Expenses	(1,671)	(150)	-	(1,821)	(1,771)	(1)	-	(1,772)
Equity in the earnings (losses) of unconsolidated
and jointly controlled subsidiaries	27	-	-	27	58	-	-	58
Other Operating Income / Expenses	(2,789)	95	657	(2,037)	(693)	(1,736)	596	(1,833)
Operating Income	7,962	(949)	657	7,670	7,236	(1,244)	596	6,588
Non-Operating Income	(214)	205	-	(9)	(134)	82	-	(52)
Income Tax / Social Contribution and	(3,281)	744	(22)	(2,559)	(3,031)	1,162	(19)	(1,888)
Non-controlling Interest
Net Income	4,467	-	635	5,102	4,071	-	577	4,648

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in chapter “Complete Financial Statements” of this report

(2) Includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$206 million in 1Q18 and R$1,175 million in 1Q17; and

(3) It refers to Managerial Statement of Income(1) with the reclassifications between lines, which do not affect the Net Income, and without the extraordinary events of the period.

R$ million	Mar18	Dec17	Mar17	Variation %
				Mar18 x	Mar18 x
Assets				Dec17	Mar17
Current and Long-Term Assets	1,274,394	1,267,893	1,263,948	0.5	0.8
Funds available	18,098	15,224	12,029	18.9	50.5
Interbank Investments	140,584	154,270	188,117	(8.9)	(25.3)
Securities and Derivative Financial Instruments	585,837	584,650	549,700	0.2	6.6
Interbank and Interdepartmental Accounts	72,287	68,197	63,596	6.0	13.7
Loan and Leasing Operations	325,764	324,439	339,269	0.4	(4.0)
Allow ance for Loan Losses (ALL)	(35,763)	(36,527)	(39,181)	(2.1)	(8.7)
Other Receivables and Assets	167,587	157,640	150,418	6.3	11.4
Permanent Assets	29,448	30,435	30,191	(3.2)	(2.5)
Investments	2,134	2,182	1,726	(2.2)	23.6
Premises and Equipment and Leased Assets	7,994	7,949	7,802	0.6	2.5
Intangible Assets	19,320	20,304	20,663	(4.8)	(6.5)
Total	1,303,842	1,298,328	1,294,139	0.4	0.7
Liabilities
Current and Long-Term Liabilities	1,187,998	1,185,764	1,187,569	0.2	0.0
Deposits	271,391	265,278	235,432	2.3	15.3
Securities sold under agreements to repurchase	295,930	313,562	351,263	(5.6)	(15.8)
Funds from Issuance of Securities	142,590	135,011	142,751	5.6	(0.1)
Interbank and Interdepartmental Accounts	26,593	30,034	21,126	(11.5)	25.9
Borrow ings and Onlendings	50,052	51,669	56,417	(3.1)	(11.3)
Derivative Financial Instruments	17,064	14,084	13,936	21.2	22.4
Technical provisions for insurance, pension plans and capitalization bonds	251,231	246,653	229,433	1.9	9.5
Other liabilities	133,147	129,473	137,211	2.8	(3.0)
Deferred Income	370	410	426	(9.8)	(13.1)
Non-controlling Interest in Subsidiaries	1,698	1,697	1,586	0.1	7.1
Shareholders' Equity	113,776	110,457	104,558	3.0	8.8
Total	1,303,842	1,298,328	1,294,139	0.4	0.7
(1) For more information, please check note 4 Balance Sheet and Managerial Statement of Income, in chapter Complete Financial Statements of this report.

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Press Release | Economic and Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Return to Shareholders

Main Indicators

Price/Earnings Ratio [1]: Indicates the possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Earnings Ratio (P/E ratio) [1]

8.3
9.3
9.4
10.1
9.3
11.2
10.5
12.2
June16
Sept
Dec
Mar17
June
Sept
Dec
Mar18

Price to Book Ratio: Indicates the multiple by which Bradesco's market capitalization exceeds its shareholders' equity.

Price to Book Ratio (P/B ratio)

1.5
1.6
1.6
1.7
1.6
1.9
1.8
2.1
June16
Sept
Dec
Mar17
June
Sept
Dec
Mar18

Dividend Yield [2] [3]: The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

Dividend Yield [2] [3] - %

4.6
4.0
4.6
4.1
3.7
3.5
3.7
3.5
2Q16
3Q
4Q
1Q17
2Q
3Q
4Q
1Q18

(1) Recurring net income in 12 months;
(2) Source: Economatica; and
(3) Calculated by the share with highest liquidity.

Payout/Dividends and Interest on Shareholders' Equity

35.7%
35.3%
37.0%
48.7%
51.7%
50.0%
31.5%
31.5%
32.2%
41.4%
44.0%
42.5%
R$ million
4,078
5,055
6,035
6,976
7,204
1,788
12M13
12M14
12M15
12M16
12M17
1Q18
Dividends/Interest on Shareholders' Equity
Net Payout - 12 months
Gross Payout - 12 months

Recommendation of Market Analysts – Bradesco Shares

Buy
88.9%
Hold
11.1%

Bradesco Shares

Share and ADR Performance [(1)]

In R$ (unless otherwise stated)	1Q18	4Q17	1Q17	Variation % 1Q18 x 4Q17	Variation % 1Q18 x 1Q17
Recurring Net Income per Share	0.76	0.73	0.69	4.9	9.8
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	0.22	0.31	0.22	(31.5)	(3.1)
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	0.24	0.35	0.25	(31.5)	(3.1)

In R$ (unless otherwise stated)	Mar18	Dec17	Mar17	Variation % Mar18 x Dec17	Variation % Mar18 x Mar17
Book Value per Common and Preferred Share	17.00	16.50	15.62	3.0	8.8
Last Trading Day Price – Common Shares	34.97	29.15	26.49	20.0	32.0
Last Trading Day Price – Preferred Shares	35.91	30.77	26.76	16.7	34.2
Last Trading Day Price – Common share ADR (US$)	10.60	8.43	8.28	25.7	28.0
Last Trading Day Price – Preferred share ADR (US$)	10.80	9.31	8.46	16.0	27.7
Market Capitalization (R$ million) [(2)]	237,219	200,521	178,208	18.3	33.1

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Trading Daily Average Volume

R$ million
513
427
470
505
511
531
622
647
704
684
819
175
161
155
193
233
292
326
320
352
354
475
338
266
315
312
278
239
296
327
352
330
344
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Mar18
NYSE (2)
B3 (1)

(1) BBDC3 "Common Shares" and BBDC4 "Preferred Shares"; and
(2) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012).

Appreciation of Preferred Shares – BBDC4

Base 100
479
227
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Mar18
BBDC4 (In Reais)
Ibovespa

Number of Shareholders – Domiciled in Brazil and Abroad

As % of Investors (%)
0.4
9.7
Mar18
89.9
Ownership of Capital (%)
19.9
34.5
Mar18
45.6
Domiciled Abroad
Companies
Individuals

36

Service Channels

				Variatio n %
	Mar18	Dec17	Mar17	M ar18 x	M ar18 x
				D ec17	M ar17
Structural Information - Units
Customer Service Points	74,126	73,474	72,726	0.9	1.9
- Branches	4,708	4,749	5,122	(0.9)	(8.1)
- PAs	3,908	3,899	3,971	0.2	(1.6)
- PAEs	936	928	1,004	0.9	(6.8)
- Offsite ATM Netw ork - Bradesco	58	63	97	(7.9)	(40.2)
- Banco24Horas Netw ork	11,160	11,050	10,960	1.0	1.8
- Bradesco Expresso (Correspondent Banks)	38,856	38,708	38,525	0.4	0.9
- Bradesco Financiamentos	14,424	14,002	12,971	3.0	11.2
- Losango	63	63	63	-	-
- Branches / Subsidiaries Abroad / Representation office	13	12	13	8.3	-
ATMs	57,168	56,849	56,679	0.6	0.9
- Onsite Netw ork - Bradesco	35,662	35,590	36,095	0.2	(1.2)
- Banco24Horas Netw ork	21,506	21,259	20,584	1.2	4.5
Employees	97,593	98,808	106,644	(1.2)	(8.5)
Outsourced Employees and Interns	14,888	15,064	16,472	(1.2)	(9.6)
Customers - In millions
Total Customers (1)	70.9	70.2	69.8	1.0	1.6
Account Holders (2)	27.9	27.8	28.5	0.4	(2.1)
Savings Accounts	57.6	63.4	58.1	(9.1)	(0.9)
Insurance Group	53.0	53.4	50.4	(0.7)	5.2
- Policyholders	47.3	47.6	44.7	(0.6)	5.8
- Pension Plan Participants	2.8	2.9	2.6	(3.4)	7.7
- Capitalization Bond Customers	2.9	2.9	3.1	-	(6.5)
Bradesco Financiamentos	1.3	1.3	1.3	-	-

(1) Excludes overlap of clients; and
(2) As per the 1Q18, we started considering the salary accounts. For the effect of comparability the previous periods, presented in this report, have been reclassified.
Market Share of the Branches

	Mar18		Market	Mar17		Market
Region	Bradesco	Market	Share	Bradesco	Market	Share
North	263	1,095	24.0%	282	1,116	25.3%
Northeast	858	3,378	25.4%	862	3,453	25.0%
Midwest	384	1,701	22.6%	436	1,759	24.8%
Southeast	2,446	10,701	22.9%	2,660	11,073	24.0%
South	757	3,843	19.7%	882	3,990	22.1%
Total	4,708	20,718	22.7%	5,122	21,391	23.9%

Market Share in relation to the Market %

	Mar18	Dec17	Mar17
Bacen
Bank
Demand Deposits	N/A	11.3	11.3
Savings Deposits	N/A	14.1	14.1
Time Deposits	N/A	10.8	10.3
Loans	11.0 (1)	11.0	11.3
Loans - Private Institutions	24.0 (1)	23.9	25.5
Loans - Vehicles Individuals (CDC + Leasing)	13.9 (1)	13.8	13.5
Payroll-Deductible Loans	14.2 (1)	14.1	13.6
Consortia
Real Estate	29.3 (1)	29.5	28.1
Auto	31.7 (1)	31.8	30.5
Trucks, Tractors and Agricultural Implements	16.2 (1)	16.5	17.4
Internacional Area
Export Market	25.6	22.4	22.1
Import Market	23.0	21.4	20.6
Insurance Superintendence (Susep), National Agency for Supplementary
Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	25.1 (1)	25.8	25.7
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.5 (1)	24.9	24.9
Life/Personal Accident Insurance Premiums	19.2 (1)	20.2	20.8
Auto/P&C Insurance Premiums	7.8 (1)	8.8	8.6
Auto/Optional Third-Party Liability Insurance Premiums	10.3 (1)	12.1	11.4
Health Insurance Premiums	47.7 (1)	48.2	49.5
Income from Pension Plan Contributions (excluding VGBL)	33.1 (1)	36.6	33.6
Capitalization Bond Income	28.7 (1)	30.0	30.0
Technical provisions for insurance, pension plans and capitalization bonds	26.6 (1)	26.8	27.6
Income from VGBL Premiums	26.6 (1)	25.9	25.6
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	29.2 (1)	34.6	29.4
Pension Plan Investment Portfolios (including VGBL)	28.0 (1)	28.3	29.2
Anbima
Investment Funds and Managed Portfolios	20.9	21.5	22.2
Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	30.9	31.1	30.2
Brazilian Association of Leasing Companies (ABEL)
Lending Operations	N/A	18.7	18.4

(1) Reference Date: Feb/18; and
N/A Not available.

Ratings

Fitch Ratings
International Scale (1)						National Scale
Viability	Support	Domestic Currency		Foreign Currency		Domestic
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4
		BB	B	BB	B	AAA(bra)	F1+(bra)
Moody´s Investors Service
Global Scale						National Scale
Deposits - Domestic currency				Deposits - Foreign currency		Domestic Currency
Long-term		Short-term		Long-term	Short-term	Long-term	Short-term
Ba2		NP		Ba3	NP	Aa1.br	BR-1
S&P Global (2)						Austin Rating
Global Scale - Issuer Credit Rating				National Scale		National Scale
Foreign Currency		Domestic Currency		Issuer Credit Rating
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term (1)	Long-term	Short-term
BB-	B	BB-	B	brAA-	brA-1+	brAAA	brA-1

(1) In March 2018 there was a revision of the rating of Brazil, resulting in a downgrade to the long-term ratings, support and viability on an international scale, with an impact on the financial institutions that are evaluated at the sovereign level; and
(2) In January 2018 there was a review of Brazil s rating (sovereign), resulting in a downgrade in the ratings on a long-term global scale, affecting Brazilian banks and insurance companies that are rated at the sovereign level, from BB to BB- .

Bradesco controls corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. It also provides training to employees at every level of the Organization, from business areas to the Board of Directors.

The risk management activity structure has policies, standards and procedures, ensuring that the Organization maintains control compatible with the nature of its operations and the complexity of its products, services, activities, processes and systems, as well as the extent of its exposure to risk.

It is also composed of committees, commissions and departments that support the Board of Executive Officers and the Board of Directors in decision making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee (COGIRAC) and Risk Committee, whose purpose is to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information regarding to risk management process, regulatory capital as well as Bradesco's risk exposures, can be found in the Risk Management Report - Pillar 3, available on the Investors Relations website at bradescori.com.br.

Bradesco has an area responsible for capital management centralization, named Capital Management, subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and Bradesco’s supporting areas.

Additionally, this Governance is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by Bradesco. In addition to the Committees structure, on an annual basis, the capital plan is devised by Bradesco, which is approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years.

The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by Bradesco. Such projections are constantly monitored and controlled by the capital management area. With the implementation of the Capital Management, a Capital Adequacy Assessment Internal Process (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress and extreme crisis scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent fundamental tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, on the Investor Relations website at bradescori.com.br.

According to CNSP Resolution No. 321/15, amended by Resolution No. 360/17, corporations should have an adjusted shareholders’ equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher.

According to CNSP Resolution No. 343/16, the ASE is valued economically, and should be calculated based on shareholders’ equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should have adjusted shareholders’ equity equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in February 2018 was R$11.3 billion.

The table below shows the composition of the Reference Equity, of the Risk-Weighted Assets and of the Basel Ratio. From January 2018, the timetable for the application of deductions on the prudential adjustments resulted in 100% (2017 80% / 2016 60%).

				Basel III
				Prudential Conglomerate
R$ million	Mar18	Dec17	Sept17	June17	Mar17	Dec16	Sept16	June16
Calculation Basis
Regulatory Capital	100,170	104,673	106,682	103,050	92,920	101,127	100,056	102,548
Tier I	78,206	80,085	80,889	77,322	73,123	78,763	77,655	79,377
Common Equity	73,101	75,080	75,363	71,949	67,915	73,747	72,655	79,377
Shareholders' Equity	113,776	110,457	110,301	106,807	104,558	100,442	98,550	96,358
Non-controlling/Other	186	69	84	39	34	61	17	18
Phase-in arrangements provided for Resolution No 4,192/13	(40,861)	(35,446)	(35,022)	(34,898)	(36,677)	(26,756)	(25,912)	(16,999)
Additional Capital	5,105	5,005	5,526	5,374	5,207	5,016	5,000	-
Tier II	21,964	24,588	25,793	25,728	19,797	22,364	22,401	23,171
Subordinated Debt (before Resolution No 4,192/13)	5,651	7,641	8,354	8,730	9,650	12,560	13,693	14,796
Subordinated Debt (according to Resolution No. 4,192/13)	16,313	16,947	17,438	16,998	10,147	9,804	8,708	8,375
Risk-Weighted Assets (RWA)	631,159	611,442	604,581	618,611	607,464	656,189	657,148	580,568
Credit Risk	567,007	554,929	547,411	550,859	546,210	589,977	588,914	527,254
Operational Risk	53,510	47,605	47,605	47,222	48,157	50,444	50,444	38,502
Market Risk	10,642	8,908	9,564	20,530	13,097	15,768	17,791	14,813
Total Ratio	15.9%	17.1%	17.7%	16.7%	15.3%	15.4%	15.3%	17.7%
Tier I Capital	12.4%	13.1%	13.4%	12.5%	12.0%	12.0%	11.9%	13.7%
Common Equity	11.6%	12.3%	12.5%	11.6%	11.2%	11.2%	11.1%	13.7%
Additional Capital	0.8%	0.8%	0.9%	0.9%	0.8%	0.8%	0.8%	-
Tier II Capital	3.5%	4.0%	4.3%	4.2%	3.3%	3.4%	3.4%	4.0%
Subordinated Debt (before Resolution No 4,192/13)	0.9%	1.2%	1.4%	1.4%	1.6%	1.9%	2.1%	2.6%
Subordinated Debt (according to Resolution No. 4,192/13)	2.6%	2.8%	2.9%	2.7%	1.7%	1.5%	1.3%	1.4%

The Management of Banco Bradesco is comprised of the Board of Directors, which is composed of eight directors, and of its Board of Executive Officers, both with their own set of bylaws, with no fulfillment of the posts of Chairman of the Board of Directors and Chief Executive Officer, according to the statutory provision.

Eight committees advise the Board of Directors: a) statutory: (i) Audit; and (ii) Remuneration; and b) non-statutory: (iii) Ethical Conduct; (iv) Risks; (v) Internal Controls and Compliance; (vi) Integrated Risk Management and Capital Allocation – COGIRAC; (vii) Sustainability; and (viii) Succession and Nomination. Various executive committees assist the activities of the Board of Executive Officers, being all regulated by their own set of bylaws.

The Fiscal Council, permanent supervisory body, is composed of five effective members and an equal number of alternate members. Minority preferred shareholders and non-controlling shareholders, holders of common shares are responsible for chosen two effective members and their respective alternates. Besides the Fiscal Council and the Audit Committee, Bradesco is submitted to Internal Audit which reports to the Board of Directors.

In 2001, Bradesco adhered voluntarily to Level 1 of Corporate Governance of B3 and, in 2011, to the Self-Regulation Code and Best Practices of Publicly Traded Companies – ABRASCA. Further information is available on Bradesco’s Investor Relations website (bradescori.com.br – Corporate Governance Section).

The Senior Management and all the employees are committed to compliance with the laws and regulations applicable to activities, as well as the conduct of business by observing high standards of conduct and ethics. To ensure these commitments there are policies, standards, processes and systems for the monitoring of conduct, channels and mechanisms for handling complaints, in addition to a specific area for responses throughout the program. These components are supported by Committees linked to the Board of Directors, such as Ethical Conduct, Integrated Risk Management and Capital Allocation, Internal Controls and Compliance and supported by training and capacity building actions developed by Unibrad – Bradesco University for all the professionals, focused on the themes of Conduct, Controls and Compliance.

In meeting the best practices of corporate governance, the Bradesco Organization adopts its own program of integrity which is composed by a set of policies, standards and procedures aimed at for the prevention, monitoring, detection and response in relation to harmful acts foreseen in Law No. 12,846/13 and international laws, especially the Foreign Corrupt Practices Act and the United Kingdom Bribery Act.

The commitment to transparency, democratization of information, punctuality and the pursuit of the best practices are essential factors and are constantly reinforced by Bradesco’s Investor Relations area.

In the first quarter of 2018, there were 34 events promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting 360 investors. It also held two teleconferences of results to institutional investors.

Also seeking to provide information more dynamically and intuitively, making the navigation in the virtual environment more assertive, Bradesco launched, in January 2018, the new Investor Relations website, which can be accessed on the address banco.bradesco/ri. The new virtual environment also has the characteristic of being responsive, allowing access to the same content through different devices.

Another highlight of the quarter was the publication of the Integrated Report, concerning the year of 2017. This document brings the main practices, results and challenges of the Organization throughout the year, as well as its strategic vision for the future. For the first time, following best market practices, we have created the document in its summarized version, which makes the reading more appealing. The version in the website format that offers even greater detail of indicators and related topics is scheduled for the end of April 2018.

Bradesco seeks to include sustainability in the business with the aim of increasing its capacity to thrive in the long term in a competitive and dynamic business environment. The perception that we are moving towards a transition to a new economy, more aligned with the development challenges that we face, leads us to incorporate social and environmental aspects in the management of risks and opportunities, in order to ensure positive results and the generation of shared value.

The commitment to sustainability is also reinforced in the establishment of dialogs with various stakeholders, through adherence to corporate initiatives and voluntary commitments, such as: Global Compact Initiatives, Goals of Sustainable Development, Equator Principles, Carbon Disclosure Project – CDP (Climate Initiative), Principles for Responsible Investment (PRI), Businesses for the Climate (EPC), CEBDS (Brazilian Business Center for Sustainable Development), among others.

The main decisions and monitoring of the strategy of sustainability are conducted by the Sustainability Committee, coordinated by the Chairman of the Board of Directors and with the participation of the Chief Executive Officer, as well as members of the Board of Directors and of the Board of Executive Officers.

The Organization also has a Sustainability Committee composed of executives and officers from several areas, responsible for proposing strategies and solutions that promote the application of best practices of sustainability.

The performance of the activities of sustainability of the Organization is reflected in the external assessments of the main indexes of Sustainability, such as the Dow Jones Sustainability Index (DJSI) – “World and Emerging Markets”, the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both of B3.

Leader in Sustainability

Banco Bradesco was featured in the Bronze category of the Sustainability Yearbook 2018 of RobecoSAM that highlights the leading banks in sustainability, according to Dow Jones Sustainability Indices. 2,479 companies were evaluated from all over the world, belonging to 60 sectors. In the banking sector, 165 companies have undergone evaluation.

Fundação Bradesco

With a broad social and educational program in place for 61 years, Fundação Bradesco operates 40 schools across Brazil. In 2018, an estimated budget of R$664.717 million will benefit approximately 97,385 students enrolled in its schools at the following levels: basic education (from kindergarten to high school and higher secondary technical-professional education), youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income.  Quality education free of charge, as well as uniforms, school supplies, meals, medical and dental assistance, will be ensured for more than 42 thousand students enrolled in the Basic Education system. It is estimated that more than 630 thousand students will also benefited with distance learning system (EaD), through its e-learning portal "Escola Virtual" (Virtual School). These students will conclude at least one of the various courses offered in its schedule, and another 11,987 students will benefit from projects and initiatives carried out in partnership with the Educa+Ação Program, and from Technology courses.

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To

Board of Directors and Shareholders of Banco Bradesco S.A. Osasco SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the consolidated supplementary accounting information of Banco Bradesco S.A. as of March 31, 2018 and for the three month period then ended, in the form of a limited assurance conclusion if, based on our engagement performed, described in this report, nothing has come to our attention that causes us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, based on the information referred to in the Criteria for preparing the supplementary accounting information paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not became aware of any fact that could lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the Criteria for preparing the supplementary accounting information paragraph.

The procedures selected were based on our understanding of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the supplementary accounting information included within the Economic and Financial Analysis Report.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for Preparing the Supplementary Accounting Information

The consolidated supplementary accounting information disclosed within the Economic and Financial Analysis Report, as of March 31, 2018 and for the three month period then ended has been prepared by the Management of Bradesco, based on the information contained in the March 31, 2018 intermediate consolidated financial statements and the accounting information adjusted to the criteria described in Note 4 of such intermediate consolidated financial statements, in order to facilitate additional analysis, without, however, being part of the intermediate consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

Based on the procedures performed we did not became aware of any fact that lead us to believe that the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, in accordance with the information referred to in the Criteria for preparing the supplementary accounting information paragraph.

Osasco, April 25, 2018

KPMG Auditores Independentes
CRC 2SP028567/O-1 F SP
Original report in Portuguese signed by

Rodrigo de Mattos Lia
Accountant CRC 1SP252418/O-3

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Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the year ended on March 31, 2018, prepared in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

The gradual recovery of the Brazilian economy was maintained at the beginning of this year, with an emphasis on household consumption and investments. There was no deterioration in the trajectory of inflation; on the contrary, the benign scenario for prices has generated a downward trend in interest. Despite the recent episodes of volatility, the foundations of the world economy remain solid, with the resumption of investments and the maintenance of the prices of the main commodities at high levels.

Among the major events at Bradesco Organization in the first quarter, the following are the most noteworthy:

On March 13, in the Board of Directors’ Meeting, Mr. Octavio de Lazari Junior, a professional with nearly 40 years of work dedicated to the Organization, assumed the Presidency of the Bank's Board of Executive Officers succeeding Mr. Luiz Carlos Trabuco Cappi who, after 9 years he left the Board of Executive Officers and was reappointed to the Presidency of the Board of Directors in a role for which he had been elected on October 10, 2017.

Bradesco presented, in the first quarter, a Net Income of R$4.467 billion, equivalent to R$0.67 per share and profitability of 16.3% over the average Shareholders’ Equity. The return on Average Total Assets was 1.5%.

In terms of Interest on Own Capital, R$1.788 billion was destined to the shareholders, in gross values, in the period between January and March 2018, wherein R$331 million was paid monthly and R$1.457 billion provisioned.

Taxes and contributions including pensions, paid or provisioned, totaled R$7.976 billion in the quarter, of which R$3.349 billion is related to taxes withheld and collected from third parties and R$4.627 billion calculated based on the activities developed by the Bradesco Organization, equivalent to 103.6% of the Net Income.

At the end of the first quarter this year, the paid-up Share Capital totalled R$67.100 billion, which includes the increase of R$8.0 billion, with a bonus of 10.0% in shares, through the use of part of the balance of the account "Reserves from Profits – Statutory Reserve", decided in the Special Shareholders' Meeting held on March 12, 2018, and approved by the Central Bank of Brazil on March 16.

With this, the interest on own capital related to the month of May 2018, to be paid on June 1, 2018, will be incremented by 10.0%. Added to the Equity Reserves of R$46.676 billion, it resulted in a Shareholders’ Equity of R$113.776 billion, with a growth of 8.8% on the same period of the previous year, corresponding to the equity value of R$17.00 per share.

The Market Value of Bradesco, based on the calculation of the listing of its shares, reached R$237.219 billion on March 31, 2018, equivalent to 2.1 times the Accounting Shareholders’ Equity.

Managed Shareholders’ Equity is equivalent to 9.3% of the Consolidated Assets, totaling R$1.231 trillion, an increase of 3.5% compared to the same period of the previous year. As consequence, the basel reached 15.9%, higher than the minimum of 11.0% regulated by Resolution No. 4,193/13 of the National Monetary Council, according to the Basel Committee. At the end of the quarter, the immobilization index, compared to the Reference Equity, reached 43.1% in the Prudential Conglomerate, within the maximum limit of 50.0%, established by the Central Bank of Brazil.

As provided by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under “held to maturity securities”.

On March 31, 2018, the resources funded and managed amounted to R$1.933 trillion, 4.9% higher than the previous year,  distributed as:

R$500.543     billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements for Repurchase;

R$841.983    billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 7.1% increase;

R$305.498    billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil, a 1.3% increase.

50  Economic and Financial Analysis Report – March 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

R$251.231   billion in Technical Provisions for Insurance, Pension Plans and Capitalization Bonds, up by 9.5%; and

R$33.843      billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$10.182 billion.

The expanded concept of the consolidated credit operations totaled R$486.645 billion in the end of the quarter, covering:

R$117.428     billion in Consumption Finance, which includes R$32.982 billion of credit receivables from Credit Cards and R$45.281 billion in Consigned Loans;

R$72.676       billion of Sureties and Guarantees;

R$22.253       billion regardingoperations of transfer of internal and external resources, originating mainly from the BNDES - Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development), excelling as one of the main distributing agents of loans;

R$2.114         billion in Leasing;

R$21.250       billion in business in the Rural Area;

R$11.955       billion in Advance Payments on Exchange Contracts, for a Portfolio in the amount of US$10.263 billion of Financing for Export; and

US$1.641      billion of operations in Import Finance in Foreign Currencies.

The balance of the Real Estate Credit Portfolio was R$60.282 billion, whereby R$34.396 billion was intended for Individuals and R$25.886 billion for Legal Entities, and a total of 174,090 units financed.

The consolidated balance of provision for credit losses amounted to R$35.669 billion, equivalent to 9.6% of the total volume of credit operations, with R$6.887 billion of surplus provision in relation to the minimum required by the Central Bank of Brazil.

Operating as an Investment Bank of the Organization, BBI advises clients on primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distribution of debt instruments, such as debentures, promissory notes, CRIs, CRAs, real estate funds, FIDCs and bonds, among others, besides structured corporate finance operations and the financing of projects under the modality of Project Finance. In the quarter, transactions were made with a volume of over R$33.096 billion.

BRAM - Bradesco Asset Management S.A. DTVM, one of the largest private holding of investment funds in Brazil, offers solutions of differentiated and appropriate investments to all profiles of clients, ensuring the highest standard of quality in services. It has among its biggest clients the main segments of Bradesco, like Prime, Corporate, Private, Varejo (Retail), Bradesco Empresas and Grupo Bradesco Seguros (Insurance Group), in addition to Institutional Investors in Brazil and Abroad, and various Family Offices. In the first three months of the year, R$657.6 billion was accumulated under its management.

Grupo Bradesco Seguros, reaffirming its leading market position in the areas of Insurance, Capitalization and Open Supplementary Pensions, presented on March 31, 2018 a Net Income of R$1.563 billion and Shareholders’ Equity of R$33.878 billion. The net premiums issued for insurance, pension contributions and receipts of capitalization totaled R$17.570 billion, a decrease of 2.1% compared to the previous year.

The Service Network of the Bradesco Organization is present, with an extensive and modern structure, throughout the national territory and in some strategic localities abroad.  At the end of the quarter, there were 74,126 points of service, distributed as follows:

     8,616       Branches and PAs (Service Branches) in Brazil (Branches:  Bradesco – 4,702, Banco Bradesco Cartões - 1, Banco Bradesco Financiamentos - 2, Banco Bradesco BBI - 1, Banco Bradesco BERJ -1 and of Banco Alvorada - 1; and PAs: 3,908);

      3              Branches abroad, with one Bradesco in New York, one Bradesco in Grand Cayman and one subsidiary Banco Bradesco Europa in London;

Bradesco  51

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

10              Overseas Subsidiaries and Representation Office (Banco Bradesco Argentina S.A., in Buenos Aires; Banco Bradesco Europa S.A., in Luxembourg; Bradesco North America LLC and Bradesco Securities, Inc., in New York; Bradesco Securities UK Limited, in London; Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Cidade Capital Markets Ltd. in Grand Cayman, and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Jalisco; and  Representative Office, in Miami);

14,424      Service points of Bradesco Financiamentos, with 1,005 posts for Payroll Loans and 13,419 dealer/reseller posts for Vehicle Financing;

38,856      Bradesco Expresso service points;

936            In-company electronic service branches;

63              Losango service points;

58              External Terminals in the Bradesco Network; and

11,160      ATMs in the Banco24Horas Network, with 29 terminals shared by the networks.

In parallel, it provided 35,662 ATMs, strategically distributed nationwide, and also has recycling machines with the unprecedented benefit of immediate deposit, aside from the 21,506 ATMs of the Banco24Horas network.

By means of Digital Channels, such as Internet Banking, Bradesco Celular, Fone Fácil(Easy Phone) and Social Networks, clients have access to various products and services of the Bank, at any place and time, with comfort, convenience and security.

And rounding out its Network, Bradesco currently has four major Digital Platforms, which serve clients from the “Exclusive” and “Prime” segments invited by the Bank, and those who have requested migration to the units because their relationship profiles are primarily digital. It also has the Bradesco Private Bank Digital Branch, enabling clients in all regions of Brazil to centralize their relationship both in their investments and in the banking account in a single segment.

The “next” platform, Bradesco’s 100% stand-alone digital platform, launched in 2017, interactively relates to users based on their behavior, and transforms money management into smart pathways toward one’s goals, with the best customer experience. Available to the hyperconnected public, it enables integrated solutions – through mobile applications – ensuring users the freedom to carry out account transactions spontaneously.

The Bradesco Organization, in accordance with Instruction No. 381/03 of the Brazilian Securities and Exchange Commission, declares that, it did not contract nor have services provided by KPMG Auditores Independentes in the quarter that were not related to the external audit at a level greater than 5.0% of the total fees related to external audit services. Other services provided by the external auditors were pre-agreed procedures for review of information substantially financial, fiscal and actuarial. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which is based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

In the context of Human Capital, the Organization reinforces the strategy directed to the development of programs and solutions for the technical and behavioral training and development of its employees, through UniBrad, Universidade Corporativa Bradesco (Bradesco Corporate University), in order to keep them in constant harmony with the market, increasingly more demanding and competitive. In the quarter, 812 courses were given, with 149,142 participations. The welfare benefits in the period reached 235,919 people, ensuring good wellbeing, the improvement of the quality of life and the safety of employees and their dependents.

The Fundação Bradesco, the main social action of the Organization, which focuses on educational and assistance programs, maintains 40 of its own Schools installed mainly in regions of high socio-economic deprivation, being present in all the Brazilian states and Federal District. This year, its budget is predicted to be R$664.717 million, whereby R$575.071 million is destined to cover Expenses of the Activities and R$89.646 million investments in Infrastructure and Educational Technology, which allows the institution to offer free, quality education to a) 97,385 students enrolled in its schools at the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level);

52  Economic and Financial Analysis Report – March 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

To support the development of children and teenagers through the teaching of women's volleyball and basketball, the Programa Bradesco Esportes(Bradesco Sports Program) has, in the Municipality of Osasco, SP, Training and Specialist Centers. Activities are held in their own Sports Development Center, in all Fundação Bradesco’s schools, in Municipal Sports Centers, in one Municipal school, in State and private schools and in a leisure club. Annually, two thousand girls take part, from eight years old, reaffirming the Organization’s social commitment and displaying how it values talent, citizenship, as well as education, sport and health.

Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income; b) 630 thousand students who will complete at least one of the distance-learning courses on offer (EaD), through its e-learning portal “Escola Virtu@l”; and c) 11,987 people who will benefit through partnership projects, such as Programa Educa+Ação, and Technology courses. Food, medical-dental assistance, school materials and uniform are also provided free-of-charge to the more than 42 thousand students in Basic Education.

The Bradesco Organization received important recognitions in the quarter, with the following highlights:

•        Bradesco topped the ranking of the Latin America Best Managed Banks 2018 Brazil, a survey conducted by the Euromoney magazine, which lists the best managed banks in Latin America;

•         For the seventh consecutive year, Bradesco is the most valuable brand in Brazilaccording to the ranking As Marcas Mais Valiosas do Brasil 2018(The Most Valuable Brands in Brazil 2018) prepared by IstoÉ Dinheiro Magazine and Kantar Consulting;

•      Highlighted in the award for Best Bank to Invest – MBI, Bradesco conquered first place in the categories of Best Multimarket Manager and Best Retail Manager. It also featured in the categories of Best Manager of Shares and Best Money Market Manager. The survey is conducted by the Center for Studies in Finance from the Fundação Getúlio Vargas in partnership with Fractual Consult, with publication via the Exameportal;

•           BBI was elected, for the fourth time – as third consecutive – as the Best Investment Bank in Braziland, for the first time, the Best Bank of M&A in Latin America in 2018, at the 19th edition of the Best Investment Bank Awards of the Global Finance magazine; and

•           Bram – Bradesco Asset Management – was the management company with the highest number of shareholders in 2017, according to a survey conducted by Economatica. It was also considered the largest private fund manager in 2017 in the ranking prepared by Anbima. It was also featured in the Investidor Institucional magazine, having 38 funds recognized as excellent in the ranking of Best Institutional Funds, drawn up by Morningstar.

In the first quarter we achieved good results, which reaffirm the commitment of Bradesco to surpass expectations and always offer the best. For the successes obtained, we are grateful for the support and trust of our shareholders and clients and the dedicated and efficient work of our employees and other associates.

Cidade de Deus, April 25, 2018

Board of Directors and

Board of Executive Officers

Bradesco  53

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on March 31 – In thousands of Reais

Assets	2018	2017
Current	831,778,924	764,165,786
Cash and due from banks (Note 5)	17,807,399	11,831,164
Interbank investments (Notes 3d and 6)	139,717,892	187,590,965
Securities purchased under agreements to resell	133,540,153	182,028,577
Interbank investments	6,181,956	5,576,121
Allowance for losses	(4,217)	(13,733)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	369,727,244	275,995,932
Own portfolio	270,792,078	234,369,260
Subject to repurchase agreements	59,844,304	8,681,101
Derivative financial instruments (Notes 3f, 7d II and 34a)	17,817,291	18,801,187
Given in guarantee to the Brazilian Central Bank	-	77,083
Given in guarantee	15,212,070	12,197,912
Securities under resale agreements with free movement	6,061,501	1,869,389
Interbank accounts	70,901,622	62,661,301
Unsettled payments and receipts	-	958,925
Reserve requirement (Note 8):
- Reserve requirement - Brazilian Central Bank	70,813,903	61,637,022
- SFH - housing finance system	30,398	17,012
Correspondent banks	57,321	48,342
Interdepartmental accounts	177,940	141,800
Internal transfer of funds	177,940	141,800
Loans (Notes 3g, 9 and 34a)	133,666,531	138,911,292
Loans:
- Public sector	186,707	441,675
- Private sector	151,320,062	160,919,391
Loans transferred under an assignment with recourse	2,277,835	767,011
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(20,118,073)	(23,216,785)
Leasing (Notes 2, 3g, 9 and 34a)	957,074	1,213,509
Leasing receivables:
- Private sector	1,895,410	2,425,511
Unearned income from leasing	(866,329)	(1,114,941)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(72,007)	(97,061)
Other receivables	95,441,010	81,937,817
Receivables on sureties and guarantees honored (Note 9a-3)	149,906	1,272,587
Foreign exchange portfolio (Note 10a)	26,919,657	20,244,451
Receivables	1,631,542	1,451,150
Securities trading	3,385,334	1,103,820
Specific receivables	29,808	15,349
Insurance and reinsurance receivables and reinsurance assets – technical provisions	3,673,572	4,869,730
Sundry (Note 10b)	61,415,186	55,696,102
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(1,763,995)	(2,715,372)
Other assets (Note 11)	3,382,212	3,882,006
Other assets	2,976,856	3,015,711
Provision for losses	(1,435,481)	(1,292,310)
Prepaid expenses (Notes 3i and 11b)	1,840,837	2,158,605
Long-term receivables	369,527,973	394,872,846
Interbank investments (Notes 3d and 6)	1,152,275	417,018
Interbank investments	1,152,275	417,018
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	146,831,845	172,514,409
Own portfolio	116,444,588	143,574,637
Subject to repurchase agreements	25,150,992	19,559,139
Derivative financial instruments (Notes 3f, 7d II and 34a)	550,861	90,381
Privatization rights	42,913	47,667
Given in guarantee	4,057,651	3,840,581
Securities under resale agreements with free movement	584,840	5,402,004
Interbank accounts	1,207,779	792,351
Reserve requirement (Note 8):

54  Economic and Financial Analysis Report – March 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on March 31 – In thousands of Reais

Assets	2018	2017
- SFH - housing finance system	1,207,779	792,351
Loans (Notes 3g, 9 and 34a)	155,823,149	161,173,329
Loans:
- Public sector	4,000,000	3,000,000
- Private sector	159,784,296	163,712,997
Loans transferred under an assignment with recourse	5,616,833	7,436,120
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(13,577,980)	(12,975,788)
Leasing (Notes 2, 3g, 9 and 34a)	1,029,404	1,158,028
Leasing receivables:
- Private sector	2,208,152	2,476,968
Unearned income from leasing	(1,122,763)	(1,254,833)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(55,985)	(64,107)
Other receivables	62,673,672	57,426,870
Receivables	23,914	17,688
Securities trading	416,758	546,902
Sundry (Note 10b)	62,314,175	56,879,897
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(81,175)	(17,617)
Other assets (Note 11)	809,849	1,390,841
Prepaid expenses (Notes 3i and 11b)	809,849	1,390,841
Permanent assets	30,102,191	30,342,236
Investments (Notes 3j, 12 and 34a)	8,003,779	7,302,621
Equity investment in unconsolidated and jointly controlled companies:
- In Brazil	7,855,657	7,151,965
Other investments	402,857	405,409
Allowance for losses	(254,735)	(254,753)
Premises and equipment (Notes 3k and 13)	7,811,648	7,567,273
Premises	3,109,800	2,626,916
Other premises and equipment	13,148,770	12,339,805
Accumulated depreciation	(8,446,922)	(7,399,448)
Intangible assets (Notes 3l and 14)	14,286,764	15,472,342
Intangible Assets	29,098,312	26,690,889
Accumulated amortization	(14,811,548)	(11,218,547)
Total	1,231,409,088	1,189,380,868

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco  55

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on March 31 – In thousands of Reais

Liabilities	2018	2017
Current	820,529,564	816,905,150
Deposits (Notes 3n and 15a)	166,499,869	158,683,331
Demand deposits	33,186,022	30,564,866
Savings deposits	101,777,091	94,352,635
Interbank deposits	1,607,783	513,281
Time deposits (Notes 15a and 34a)	29,928,973	33,252,549
Securities sold under agreements to repurchase (Notes 3n and 15b)	224,785,922	237,622,407
Own portfolio	104,150,229	83,224,613
Third-party portfolio	110,419,012	145,111,284
Unrestricted portfolio	10,216,681	9,286,510
Funds from issuance of securities (Notes 15c and 34a)	77,106,668	90,469,564
Mortgage and real estate notes, letters of credit and others	75,742,003	89,817,333
Securities issued overseas	1,082,355	341,967
Structured Operations Certificates	282,310	310,264
Interbank accounts	20,729,285	16,678,238
Unsettled payments and receipts	19,461,159	15,371,436
Correspondent banks	1,268,126	1,306,802
Interdepartmental accounts	5,048,262	4,447,819
Third-party funds in transit	5,048,262	4,447,819
Borrowing (Notes 16a and 34a)	18,002,052	19,333,284
Borrowing in Brazil - other institutions	338	3,817
Borrowing overseas	18,001,714	19,329,467
On-lending in Brazil - official institutions (Notes 16b and 34a)	9,633,880	10,841,989
National treasury	72,879	118,317
BNDES	3,948,225	3,777,711
FINAME	5,611,265	6,944,374
Other institutions	1,511	1,587
Derivative financial instruments (Notes 3f, 7d II and 34a)	17,929,526	15,487,259
Derivative financial instruments	17,929,526	15,487,259
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	221,009,762	200,600,838
Other liabilities	59,784,338	62,740,421
Payment of taxes and other contributions	3,340,734	4,489,835
Foreign exchange portfolio (Note 10a)	15,255,138	10,963,570
Social and statutory	1,744,328	1,793,571
Tax and social security (Note 19a)	2,429,059	2,489,552
Securities trading	4,851,997	3,255,987
Financial and development funds	1,299	1,465
Subordinated debts (Notes 18 and 34a)	6,689,788	12,805,716
Sundry (Note 19b)	25,471,995	26,940,725
Long-term liabilities	296,134,877	267,004,015
Deposits (Notes 3n and 15a)	105,158,726	76,772,007
Interbank deposits	40,116	57,634
Time deposits (Notes 15a and 34a)	105,118,610	76,714,373
Securities sold under agreements to repurchase (Notes 3n and 15b)	4,098,070	17,157,119
Own portfolio	4,098,070	17,157,119
Funds from issuance of securities (Notes 15c and 34a)	65,483,158	49,833,289
Mortgage and real estate notes, letters of credit and others	63,533,359	47,168,406
Securities issued overseas	1,787,461	2,624,632
Structured Operations Certificates	162,338	40,251
Borrowing (Notes 16a and 34a)	1,449,775	2,755,840
Borrowing in Brazil - other institutions	1,894	7,963
Borrowing overseas	1,447,881	2,747,877
On-lending in Brazil - official institutions (Notes 16b and 34a)	18,649,050	23,486,325
BNDES	8,343,772	10,496,158

56  Economic and Financial Analysis Report – March 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on March 31 – In thousands of Reais

Liabilities	2018	2017
FINAME	10,305,278	12,990,167
Derivative financial instruments (Notes 3f, 7d II and 34a)	347,893	217,953
Derivative financial instruments	347,893	217,953
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	30,221,487	28,831,706
Other liabilities	70,726,718	67,949,776
Tax and social security (Note 19a)	5,245,316	4,880,715
Subordinated debts (Notes 18 and 34a)	16,303,447	22,239,890
Eligible Debt Capital Instruments (Notes 18 and 34a)	23,155,027	15,800,022
Sundry (Note 19b)	26,022,928	25,029,149
Deferred income	369,743	426,172
Deferred income	369,743	426,172
Non-controlling interests in subsidiaries (Note 21)	599,011	487,081
Shareholders' equity (Note 22)	113,775,893	104,558,450
Capital:
- Domiciled in Brazil	66,261,525	58,361,600
- Domiciled overseas	838,475	738,400
Capital reserves	11,441	11,441
Profit reserves	44,581,197	44,674,403
Asset valuation adjustments	2,523,769	1,213,120
Treasury shares (Notes 22d and 34a)	(440,514)	(440,514)
Attributable to equity holders of the Parent Company	114,374,904	105,045,531
Total	1,231,409,088	1,189,380,868

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco  57

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statements of Accumulated Income on March 31 – In thousands of Reais

	2018	2017
Revenue from financial intermediation	32,232,127	41,647,914
Loans (Note 9j)	16,669,718	19,089,420
Leasing (Note 9j)	72,851	74,384
Operations with securities (Note 7g)	7,331,682	12,067,080
Financial income from insurance, pension plans and capitalization bonds (Note 7g)	9,074,226	10,026,655
Derivative financial instruments (Note 7g)	(1,689,421)	(1,003,312)
Foreign exchange operations (Note 10a)	(98,572)	39,554
Reserve requirement (Note 8b)	915,561	1,360,022
Sale or transfer of financial assets	(43,918)	(5,889)

Expenses from financial intermediation	18,985,067	30,981,819
Retail and professional market funding (Note 15e)	9,734,119	16,619,819
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15e)	3,821,387	5,972,523
Borrowing and on-lending (Note 16c)	849,866	108,116
Allowance for loan losses (Notes 3g, 9g and 9h)	4,579,695	8,281,361

Gross income from financial intermediation	13,247,060	10,666,095

Other operating income (expenses)	(5,486,230)	(3,609,874)
Fee and commission income (Note 23)	6,035,809	5,788,892
Other fee and commission income	4,013,319	3,963,452
Income from banking fees	2,022,490	1,825,440
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	17,551,922	17,894,552
Net written premiums earned	17,570,086	17,947,702
Reinsurance premiums paid	(18,164)	(53,150)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(7,691,410)	(7,738,291)
Retained claims (Note 3o)	(6,253,577)	(6,313,325)
Capitalization bond prize draws and redemptions (Note 3o)	(1,264,592)	(1,299,791)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(827,081)	(917,365)
Payroll and related benefits (Note 24)	(4,635,373)	(4,635,886)
Other administrative expenses (Note 25)	(4,622,687)	(4,645,532)
Tax expenses (Note 26)	(1,510,122)	(1,650,878)
Share of profit (loss) of unconsolidated and jointly controlled companies (Note 12b)	427,845	428,535
Other operating income (Note 27)	1,683,928	4,603,269
Other operating expenses (Note 28)	(4,380,892)	(5,124,054)
Operating income	7,760,830	7,056,221
Non-operating income (loss) (Note 29)	(209,938)	(132,926)
Income before income tax and social contribution and non-controlling interests	7,550,892	6,923,295
Income tax and social contribution (Notes 33a and 33b)	(3,023,446)	(2,816,795)
Current income tax	(1,932,237)	(2,475,858)
Current Social Contribution	(1,171,740)	(1,579,557)
Deferred Tax	80,531	1,238,620
Non-controlling interests in subsidiaries	(60,725)	(35,813)
Net income	4,466,721	4,070,687

The accompanying Notes are an integral part of these Consolidated Financial Statements.

58  Economic and Financial Analysis Report – March 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Statements of Changes in Shareholders’ Equity - In thousands of Reais

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory
Balance on December 31, 2016	51,100,000	11,441	6,807,128	43,641,474	(677,116)	(440,514)	-	100,442,413
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	1,890,236	-	-	1,890,236
Net income	-	-	-	-	-	-	4,070,687	4,070,687
Allocations:
- Reserves	-	-	203,534	2,022,267	-	-	(2,225,801)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	(1,844,886)	(1,844,886)
Balance on March 31, 2017	59,100,000	11,441	7,010,662	37,663,741	1,213,120	(440,514)	-	104,558,450

Balance on December 31, 2017	59,100,000	11,441	7,540,016	42,361,997	1,884,536	(440,514)	-	110,457,476
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	639,233	-	-	639,233
Net income	-	-	-	-	-	-	4,466,721	4,466,721
Allocations:
- Reserves	-	-	223,336	2,455,848	-	-	(2,679,184)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(1,787,537)	(1,787,537)
Balance on March 31, 2018	67,100,000	11,441	7,763,352	36,817,845	2,523,769	(440,514)	-	113,775,893

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco  59

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Added Value Accumulated on March 31 - In thousands of Reais

Description	2018	%	2017	%
1 – Revenue	33,176,043	237.2	40,963,661	303.5
1.1) Financial intermediation	32,232,127	230.5	41,647,914	308.5
1.2) Fees and commissions	6,035,809	43.2	5,788,892	42.9
1.3) Allowance for loan losses	(4,579,695)	(32.8)	(8,281,361)	(61.3)
1.4) Other	(512,198)	(3.7)	1,808,216	13.4
2 – Financial intermediation expenses	(14,405,372)	(103.0)	(22,700,458)	(168.2)
3 – Inputs acquired from third-parties	(3,650,952)	(26.1)	(3,702,850)	(27.4)
Outsourced services	(1,171,905)	(8.4)	(1,225,014)	(9.1)
Data processing	(511,878)	(3.7)	(493,609)	(3.7)
Communication	(392,501)	(2.8)	(434,663)	(3.2)
Asset maintenance	(272,070)	(1.9)	(269,760)	(2.0)
Financial system services	(241,084)	(1.7)	(259,489)	(1.9)
Advertising and marketing	(228,117)	(1.6)	(140,453)	(1.0)
Security and surveillance	(193,925)	(1.4)	(209,986)	(1.6)
Transport	(185,474)	(1.3)	(185,591)	(1.4)
Material, water, electricity and gas	(158,266)	(1.1)	(184,427)	(1.4)
Travel	(57,765)	(0.4)	(49,288)	(0.4)
Other	(237,967)	(1.7)	(250,570)	(1.9)
4 – Gross value added (1-2-3)	15,119,719	108.1	14,560,353	107.9
5 – Depreciation and amortization	(1,563,802)	(11.2)	(1,489,895)	(11.0)
6 – Net value added produced by the entity (4-5)	13,555,917	96.9	13,070,458	96.8
7 – Value added received through transfer	427,845	3.1	428,535	3.2
Share of profit (loss) of unconsolidated and jointly controlled companies	427,845	3.1	428,535	3.2
8 – Value added to distribute (6+7)	13,983,762	100.0	13,498,993	100.0
9 – Value added distributed	13,983,762	100.0	13,498,993	100.0
9.1) Personnel	4,114,252	29.4	4,080,520	30.2
Salaries	2,045,003	14.6	2,177,118	16.1
Benefits	1,094,353	7.8	1,097,214	8.1
Government Severance Indemnity Fund for Employees (FGTS)	179,552	1.3	238,369	1.8
Other	795,344	5.7	567,819	4.2
9.2) Tax, fees and contributions	5,054,689	36.1	5,023,039	37.2
Federal	4,736,459	33.9	4,775,675	35.4
State	1,771	-	3,749	-
Municipal	316,459	2.3	243,615	1.8
9.3) Remuneration for providers of capital	287,375	2.1	288,934	2.1
Rental	286,568	2.0	287,286	2.1
Asset leasing	807	-	1,648	-
9.4) Value distributed to shareholders	4,527,446	32.4	4,106,500	30.4
Interest on Shareholders’ Equity Dividends paid and/or provisioned	1,787,537	12.8	1,844,886	13.7
Retained earnings	2,679,184	19.2	2,225,801	16.5
Non-controlling interests in retained earnings	60,725	0.4	35,813	0.3

The accompanying Notes are an integral part of these Consolidated Financial Statements.

60  Economic and Financial Analysis Report – March 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of cash flows accrued on March 31 - In thousands of Reais

	2018	2017
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	7,550,892	6,923,295
Adjustments to net income before income tax and social contribution	14,076,488	22,384,835
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(167,514)	375,023
Allowance for loan losses	4,579,695	8,281,361
Depreciation and amortization	1,563,802	1,489,895
Impairment losses of assets	192,122	419,693
Expenses/ reversal with civil, labor and tax provisions	1,080,374	494,429
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	3,821,387	5,972,523
Share of profit (loss) of unconsolidated and jointly controlled companies	(427,845)	(428,535)
(Gain)/loss on sale of fixed assets	19,543	10,862
(Gain)/loss on sale of foreclosed assets	161,489	105,208
Foreign exchange variation of assets and liabilities overseas/Other	3,253,435	5,664,376
Net income before taxes after adjustments	21,627,380	29,308,130
(Increase)/Decrease in interbank investments	1,406,357	1,623,011
(Increase)/Decrease in trading securities and derivative financial instruments	6,592,353	(6,584,819)
(Increase)/Decrease in interbank and interdepartmental accounts	(891,505)	(2,322,531)
(Increase)/Decrease in loans and leasing	(7,045,883)	1,317,218
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	243,256	275,923
(Increase)/Decrease in other receivables and other assets	(11,359,869)	(48,633)
(Increase)/Decrease in reserve requirement - Central Bank	(4,099,677)	(3,600,491)
Increase/(Decrease) in deposits	6,451,233	1,219,660
Increase/(Decrease) in securities sold under agreements to repurchase	(4,583,552)	12,800,595
Increase/(Decrease) in borrowings and on-lending	(1,556,250)	(1,778,564)
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	757,297	117,864
Increase/(Decrease) in other liabilities	7,195,168	(1,131,315)
Increase/(Decrease) in deferred income	(39,990)	(51,013)
Income tax and social contribution paid	(3,424,500)	(3,337,493)
Net cash provided by/(used in) operating activities	11,271,818	27,807,542
Cash flow from investing activities:
Maturity of and interest on held-to-maturity securities	1,525,629	1,109,563
Sale of/maturity of and interest on available-for-sale securities	17,909,776	46,307,397
Proceeds from sale of foreclosed assets	175,944	162,577
Sale of premises and equipment	196,248	161,713
Purchases of available-for-sale securities	(35,835,882)	(43,477,016)
Purchases of held-to-maturity securities	(97,389)	(14,235)
Investment acquisitions	-	(1,316)
Purchase of premises and equipment	(658,920)	(334,837)
Intangible asset acquisitions	(263,263)	(305,830)
Dividends and interest on shareholders’ equity received	422,596	188,112
Net cash provided by/(used in) investing activities	(16,625,261)	3,796,128
Cash flow from financing activities:
Funds from securities issued	23,551,222	6,848,053
Settlement and Interest payments of Funds from issuance of securities	(18,169,821)	(21,357,191)
Issuance of subordinated debts	-	294,646
Settlement and Interest payments of subordinated debts	(4,974,473)	(3,256,468)
Interest on Shareholders’ Equity Paid	(4,487,310)	(4,451,737)
Non-controlling interest	(25,115)	2,459
Net cash provided by/(used in) financing activities	(4,105,497)	(21,920,238)
Net increase/(decrease) in cash and cash equivalents	(9,458,940)	9,683,432
Cash and cash equivalents - at the beginning of the period	156,054,442	181,230,427
Effect of Changes in Exchange Rates in Cash and Cash equivalents	167,514	(375,023)
Cash and cash equivalents - at the end of the period	146,763,016	190,538,836
Net increase/(decrease) in cash and cash equivalents	(9,458,940)	9,683,432

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Index of Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

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Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3), “Consolidation”. These statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities and Exchange Commission (CVM), and where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the lease companies included in the consolidated financial statements were prepared using the finance lease method, under which the carrying amount of leased premises and equipment less the residual value paid in advance are reclassified.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices described above have been applied in a consistent manner in all years presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the statement of income accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on April 25, 2018.

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Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On March 31
	Activity	Equity interest
		2018	2017
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Boavista Interatlântico S.A.(1)	Banking	-	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.(1)	Investment bank	99.85%	99.81%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.(2)	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U (3)	Banking	100.00%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (4)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Argentina de Seguros S.A. (5)	Insurance	99.98%	99.98%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Kirton Capitalização S.A. (6)	Capitalization bonds	100.00%	99.97%
Kirton Seguros S.A. (7)	Insurance	98.54%	98.08%
Kirton Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (5)	Dental care	50.01%	50.01%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Kirton Participações e Investimentos Ltda. (8)	Holding	-	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%
Investment Funds (9)
Bradesco FI RF Master II Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%

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Notes to the Consolidated Financial Statements

On March 31
Activity	Equity interest
	2018	2017
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Brad Firf Master III Prev	Investment Fund	99.86%	99.51%
Bradesco FI RF Master Previdencia	Investment Fund	100.00%	100.00%
Bradesco Private FICFI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.46%	99.28%
Bradesco F.I.C. R.F. VGBL FIX	Investment Fund	100.00%	100.00%
Bradesco Private F.I.C.F.I. R.F. PGBL/VGBL Ativo-F 08 C	Investment Fund	100.00%	100.00%

(1) In November, 2017, Banco Boavista Interatlântico S.A. was merged into Banco Bradesco BBI S.A. increasing the interest by means of subscription of shares;

(2) In May 2017, Kirton Administradora de Consórcios Ltda. was merged into Bradesco Administradora de Consórcios Ltda.;
(3) Change in the percentage of participation, by assignment of quotas and change of corporate name to unilateral company;

(4) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(5) Based on financial information from the previous month;
(6) Increase in interest, by means of acquisition of shares held by minority shareholders;

(7) Increase in interest by means of subscription of shares in July 2017;

(8) Company merged into Kirton Seguros S.A., in July 2017; and

(9) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3)      SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal through the statement of income of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the statement of income at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recognized in the premiums (results) account or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

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Notes to the Consolidated Financial Statements

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recognized based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recognized based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Contributions and agency fees are deferred and recognized in the statement of income on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the statement of income as they are received.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR) interest rates defined in the plan. Technical provisions are recognized when the respective revenues are recognized.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as “Acquisition Costs” and are recognized in the statement of income as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d)   Interbank investments

Securities purchased under agreements to resell are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

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Notes to the Consolidated Financial Statements

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7.

f)    Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The operations are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification between accounting hedge, their categories and economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) To control and frame operations, respecting exposure limits and current risks; (ii) Change, modify or reverse positions due to market changes and operational strategies; and (iii) Reduce or mitigate exposures of operations in markets that are inoperative, under conditions of stress or of low liquidity.

Instruments designated for hedge accounting purposes are classified according to their nature in:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

•       Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 7.

g)   Loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk)considering, among other things, the delay levels (as described in table below);  and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to contract, debtors and guarantors.

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Notes to the Consolidated Financial Statements

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same rating in which they were classified.

Renegotiations of operations had already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

The classification of the credit operations of the same economic client or group is defined as the one that presents the highest risk, and, in exceptional cases, different ratings for a particular operation are accepted according to the nature, value, purpose of the operation and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social

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Notes to the Consolidated Financial Statements

contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate will be 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, the Organization recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leases to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular Letter No. 3,738/14. As of 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 11b.

j)    Investments

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies are disclosed in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 12.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, is disclosed in Note 13.

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Notes to the Consolidated Financial Statements

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 14.

m)Impairment

Financial and non-financial assets are tested for impairment.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Note 7.

n)   Deposits and funds obtained in the open market

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro-rata basis.

The composition of the securities recorded in deposits and funds obtained in the open market, as well as their maturities and amounts recorded in equity and income accounts, are presented in Note 15.

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

-       The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs ( for contracts for the previous term to 2017), except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-       The unearned premium or contribution reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-       The mathematical reserve for unvested benefits (PMBaC) whose calculation methodology considers, in addition to the discount rate of 4% per year (4.5% in 2017), the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

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Notes to the Consolidated Financial Statements

-        Regarding individual health care plan portfolio, as to the remittance coverage of five years for dependents of the holder, in the event of death of the holder, the mathematical reserve is constituted for unvested benefits (PMBaC) which is calculated using a 4% annual discount rate (4.5% in 2017), the time holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover, excluding payment of premiums;

-        For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 4% (4.5% in 2017) per annum;

-        The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

-        For non-life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 10 semesters and in last 11 quarters to extended warranty segments to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

-        For life insurance, the provision of ‘incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 semesters, to establish a future projection per period of occurrence; A residual cause study is performed to forecast the claims reported after 10 semesters that the event occurred;

-        The reserve for unsettled claims (PSL), for life and health insurance, considers all claim notifications received up to the end of the reporting period, updated monetarily and includes all claims in litigation;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

-        The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for insurance of policyholders with a clause of participation in the technical surplus;

-        The reserve for related expenses (PDR) for insurance of persons is recognized to cover expenses related to estimated claims and benefits for products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        For damage insurance, the reserve for related expenses is (PDR) calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

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Notes to the Consolidated Financial Statements

-        The complementary reserve for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As of the base date, there is no need to record complementary reserve for coverage;

-        The complementary reserve for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the LAT. The LAT, which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The other technical provisions for damage insurance correspond to the provision for administrative expenses (PDA) arising from Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations;

-        Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 4% (4.5% in 2017) per annum; and

-        In 2018, the amount recorded in other technical provisions includes the transfer of the mathematical reserves of benefits to be granted and benefits granted, upon SUSEP’s authorization. The provision refers to the difference between the calculation of the mathematical provisions with realistic premises approved by authorities and the calculation with the technical bases defined on the technical notes of the product.

•       Pension plans and life insurance with survival coverage (VGBL):

-    The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recognized for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits (PMBaC) related to pension plans and life insurance with survival coverage, as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the LAT. The LAT, which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement and forward interest

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Notes to the Consolidated Financial Statements

rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recognized to cover expenses related to estimated claims and benefits, for products structured in self-funding and partially regimes. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future. The projections are performed through the liability adequacy test (TAP);

-        The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

-        The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 semesters for the creation of a new future projection by period of occurrence. As to acquired portfolios, a history of 10 semesters is used;

-    The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation; and

-    The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Financial income from insurance, pension plans and capitalization bonds”.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-        Reserve for ‘draws to be held’ (PSR) is recognized to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

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Notes to the Consolidated Financial Statements

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an the Organization has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•       Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 17.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction, according to Notes 15c and 18.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities are stated at known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34.

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Notes to the Consolidated Financial Statements

4)      MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT

a)      Reconciliation of the Statement of Financial Position and Statement of Income – Accounting vs. Managerial

Management uses a variety of information, including those from financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of financial position and the Statements of Income – Accounting vs. Managerial:

	On March 31 - R$ thousand
	2018				2017
	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets
Current and long-term assets	1,201,306,897	9,450,412	63,637,113	1,274,394,422	1,159,038,632	8,652,456	96,256,363	1,263,947,451
Cash and due from banks	17,807,399	290,667	-	18,098,066	11,831,164	198,170	-	12,029,334
Interbank investments	140,870,167	(282,935)	(3,625)	140,583,607	188,007,983	674,998	(566,440)	188,116,541
Securities and derivative financial instruments	516,559,089	5,597,980	63,679,505	585,836,574	448,510,341	4,309,038	96,880,799	549,700,178
Interbank and interdepartmental accounts	72,287,341	-	-	72,287,341	63,595,452	-	-	63,595,452
Loans and leasing	325,300,203	462,093	-	325,762,296	338,809,899	459,157	-	339,269,056
Allowance for Loan Losses (ALL)	(35,669,215)	(93,303)	-	(35,762,518)	(39,086,730)	(94,266)	-	(39,180,996)
Other receivables and assets	164,151,913	3,475,910	(38,767)	167,589,056	147,370,523	3,105,359	(57,996)	150,417,886
Permanent Assets	30,102,191	(654,494)	-	29,447,697	30,342,236	(150,436)	-	30,191,800
Investments	8,003,779	(5,870,189)	-	2,133,590	7,302,621	(5,576,220)	-	1,726,401
Premises and equipment	7,811,648	182,780	-	7,994,428	7,567,273	235,156	-	7,802,429
Intangible assets	14,286,764	5,032,915	-	19,319,679	15,472,342	5,190,628	-	20,662,970
Total	1,231,409,088	8,795,918	63,637,113	1,303,842,119	1,189,380,868	8,502,020	96,256,363	1,294,139,251

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Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand
	2018				2017
	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities
Current and long-term liabilities	1,116,664,441	7,696,908	63,637,113	1,187,998,462	1,083,909,165	7,403,378	96,256,363	1,187,568,906
Deposits	271,658,595	(267,476)	-	271,391,119	235,455,338	(23,539)	-	235,431,799
Securities sold under agreements to repurchase	228,883,992	(2,289)	67,048,200	295,929,903	254,779,526	-	96,483,111	351,262,637
Funds from Issuance of Securities	142,589,826	-	-	142,589,826	140,302,853	-	2,447,825	142,750,678
Interbank and interdepartmental accounts	25,777,547	815,563	-	26,593,110	21,126,057	-	-	21,126,057
Borrowing and on-lending	47,734,757	2,317,144	-	50,051,901	56,417,438	-	-	56,417,438
Derivative financial instruments	18,277,419	-	(1,213,470)	17,063,949	15,705,212	-	(1,769,438)	13,935,774
Technical provisions for insurance, pension plans and capitalization bonds	251,231,249	-	-	251,231,249	229,432,544	-	-	229,432,544
Other liabilities	130,511,056	4,833,966	(2,197,617)	133,147,405	130,690,197	7,426,917	(905,135)	137,211,979
Deferred income	369,743	-	-	369,743	426,172	-	-	426,172
Non-controlling interests in subsidiaries	599,011	1,099,010	-	1,698,021	487,081	1,098,642	-	1,585,723
Shareholders’ equity	113,775,893	-	-	113,775,893	104,558,450	-	-	104,558,450
Total	1,231,409,088	8,795,918	63,637,113	1,303,842,119	1,189,380,868	8,502,020	96,256,363	1,294,139,251

	Accrued on March 31 - R$ thousand
	2018				2017
	Accounting Statement of Income	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	32,232,127	283,606	(186,556)	32,329,177	41,647,914	299,407	1,906,935	43,854,256
Expenses from financial intermediation	(14,405,372)	(27,329)	(613,402)	(15,046,103)	(22,700,458)	-	(2,595,982)	(25,296,440)
Financial margin	17,826,755	256,277	(799,958)	17,283,074	18,947,456	299,407	(689,047)	18,557,816
Allowance for loan losses	(4,579,695)	(19,757)	-	(4,599,452)	(8,281,361)	(26,577)	-	(8,307,938)
Gross income from financial intermediation	13,247,060	236,520	(799,958)	12,683,622	10,666,095	272,830	(689,047)	10,249,878
Income from insurance, pension plans and capitalization bonds	1,515,262	-	-	1,515,262	1,625,780	-	-	1,625,780
Fee and commission income	6,035,809	1,130,873	668,384	7,835,066	5,788,892	1,083,518	566,907	7,439,317
Personnel expenses	(4,635,373)	(193,837)	-	(4,829,210)	(4,635,886)	(186,517)	-	(4,822,403)
Other administrative expenses	(4,622,687)	(218,533)	31,064	(4,810,156)	(4,645,532)	(340,955)	134,270	(4,852,217)
Tax expenses	(1,510,122)	(160,607)	-	(1,670,729)	(1,650,878)	(120,064)	-	(1,770,942)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	427,845	(400,680)	-	27,165	428,535	(371,031)	-	57,504
Other operating income / expenses	(2,696,964)	(192,866)	100,510	(2,789,320)	(520,785)	(158,760)	(12,130)	(691,675)
Operating income	7,760,830	200,870	-	7,961,700	7,056,221	179,021	-	7,235,242
Non-operating income	(209,938)	(4,682)	-	(214,620)	(132,926)	(1,154)	-	(134,080)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(3,084,171)	(196,188)	-	(3,280,359)	(2,852,608)	(177,867)	-	(3,030,475)
Net income	4,466,721	-	-	4,466,721	4,070,687	-	-	4,070,687

 (1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, etc.); and
 (2) Refers primarily to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds.

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Notes to the Consolidated Financial Statements

b)      Statement of financial position and statements of income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On March 31 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	938,967,938	97,016,446	289,395,313	18,119	4,959,912	(55,963,306)	1,274,394,422
Cash and due from banks	14,977,836	3,020,596	353,405	7,868	163,292	(424,931)	18,098,066
Interbank investments	139,449,722	1,133,885	-	-	-	-	140,583,607
Securities and derivative financial instruments	292,550,051	15,519,710	278,300,050	1,824	4,017,663	(4,552,724)	585,836,574
Interbank and interdepartmental accounts	72,287,341	-	-	-	-	-	72,287,341
Loans and leasing	296,424,644	77,685,197	-	-	-	(48,347,545)	325,762,296
Allowance for Loan Losses (ALL)	(34,152,971)	(1,609,547)	-	-	-	-	(35,762,518)
Other receivables and assets	157,431,315	1,266,605	10,741,858	8,427	778,957	(2,638,106)	167,589,056
Permanent assets	111,575,092	33,088	6,314,247	2,209	757,032	(89,233,971)	29,447,697
Investments	88,743,035	-	2,566,260	-	58,266	(89,233,971)	2,133,590
Premises and equipment	5,916,817	21,839	2,028,110	337	27,325	-	7,994,428
Intangible assets	16,915,240	11,249	1,719,877	1,872	671,441	-	19,319,679
Total in 2018	1,050,543,030	97,049,534	295,709,560	20,328	5,716,944	(145,197,277)	1,303,842,119
Total in 2017	1,054,705,722	103,045,896	276,307,311	8,025	4,671,678	(144,599,381)	1,294,139,251

Liabilities
Current and long-term liabilities	934,811,819	46,978,261	261,061,210	8,810	1,101,668	(55,963,306)	1,187,998,462
Deposits	259,982,836	12,080,048	-	-	-	(671,765)	271,391,119
Securities sold under agreements to repurchase	286,613,082	9,318,337	-	-	-	(1,516)	295,929,903
Funds from issuance of securities	144,036,140	2,869,816	-	-	-	(4,316,130)	142,589,826
Interbank and interdepartmental accounts	26,593,110	-	-	-	-	-	26,593,110
Borrowing and on-lending	88,171,295	10,228,151	-	-	-	(48,347,545)	50,051,901
Derivative financial instruments	16,860,247	203,702	-	-	-	-	17,063,949
Technical provisions for insurance, pension plans and capitalization bonds	-	-	251,225,713	5,536	-	-	251,231,249
Other liabilities	112,555,109	12,278,207	9,835,497	3,274	1,101,668	(2,626,350)	133,147,405
Deferred income	347,597	-	22,146	-	-	-	369,743
Non-controlling interests in subsidiaries	1,607,721	50,071,273	34,626,204	11,518	4,615,276	(89,233,971)	1,698,021
Shareholders’ equity	113,775,893	-	-	-	-	-	113,775,893
Total in 2018	1,050,543,030	97,049,534	295,709,560	20,328	5,716,944	(145,197,277)	1,303,842,119
Total in 2017	1,054,705,722	103,045,896	276,307,311	8,025	4,671,678	(144,599,381)	1,294,139,251

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Notes to the Consolidated Financial Statements

	Accrued on March 31 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Statement of Income
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	26,062,708	1,147,928	5,379,603	1,100	64,233	(326,395)	32,329,177
Expenses from financial intermediation	(11,193,799)	(357,312)	(3,821,387)	-	-	326,395	(15,046,103)
Financial margin	14,868,909	790,616	1,558,216	1,100	64,233	-	17,283,074
Allowance for loan losses	(4,285,754)	(313,698)	-	-	-	-	(4,599,452)
Gross income from financial intermediation	10,583,155	476,918	1,558,216	1,100	64,233	-	12,683,622
Income from insurance, pension plans and capitalization bonds	-	-	1,513,578	1,635	-	49	1,515,262
Fee and commission income	7,147,066	94,575	538,393	-	87,769	(32,737)	7,835,066
Personnel expenses	(4,352,411)	(54,353)	(370,187)	(1,185)	(51,074)	-	(4,829,210)
Other administrative expenses	(4,510,190)	(49,029)	(344,655)	(1,220)	(49,962)	144,900	(4,810,156)
Tax expenses	(1,418,417)	(5,861)	(223,925)	(60)	(22,466)	-	(1,670,729)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	3,253	-	24,089	-	(177)	-	27,165
Other operating income / expenses	(2,830,529)	(16,571)	96,366	(215)	73,841	(112,212)	(2,789,320)
Operating income	4,621,927	445,679	2,791,875	55	102,164	-	7,961,700
Non-operating income	(192,271)	3,786	(25,782)	-	(353)	-	(214,620)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,821,383)	(229,689)	(1,203,314)	126	(26,099)	-	(3,280,359)
Net Income in 2018	2,608,273	219,776	1,562,779	181	75,712	-	4,466,721
Net Income in 2017	2,583,189	35,968	1,374,759	(397)	77,168	-	4,070,687

(1) The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5)      CASH AND CASH EQUIVALENTS

	On March 31 - R$ thousand
	2018	2017
Cash and due from banks in domestic currency	14,013,030	9,603,651
Cash and due from banks in foreign currency	3,794,104	2,227,326
Investments in gold	265	187
Total cash and due from banks	17,807,399	11,831,164
Interbank investments (1)	128,955,617	178,707,672
Total cash and cash equivalents	146,763,016	190,538,836

(1) It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

78  Economic and Financial Analysis Report – March 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

6)      INTERBANK INVESTMENTS

a)   Breakdown and maturity

	On March 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2018	2017
	days	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	4,199,925	15,753,321	-	-	19,953,246	35,877,832
● National treasury notes	-	15,753,321	-	-	15,753,321	13,750,299
● Financial treasury bills	-	-	-	-	-	17,919,985
● National treasury bills	4,146,925	-	-	-	4,146,925	3,915,204
● Debentures	-	-	-	-	-	279,878
● Other	53,000	-	-	-	53,000	12,466
Funded position	48,436,179	61,579,939	-	-	110,016,118	144,390,611
● National treasury notes	7,603,882	32,649,683	-	-	40,253,565	65,298,523
● Financial treasury bills	34,704,107	-	-	-	34,704,107	48,071,054
● National treasury bills	6,128,190	28,930,256	-	-	35,058,446	31,021,034
Short position	766,799	2,803,990	-	-	3,570,789	1,760,134
● National treasury bills	766,799	2,803,990	-	-	3,570,789	1,760,134
Subtotal	53,402,903	80,137,250	-	-	133,540,153	182,028,577
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	1,945,251	1,639,754	2,596,951	1,152,275	7,334,231	5,993,139
● Provision for losses	(34)	(1,825)	(2,358)	-	(4,217)	(13,733)
Subtotal	1,945,217	1,637,929	2,594,593	1,152,275	7,330,014	5,979,406
Total in 2018	55,348,120	81,775,179	2,594,593	1,152,275	140,870,167
%	39.3	58.1	1.8	0.8	100.0
Total in 2017	182,568,035	3,654,701	1,368,229	417,018		188,007,983
%	97.1	2.0	0.7	0.2		100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	Accrued on March 31 - R$ thousand
	2018	2017
Income from investments in purchase and sale commitments:
• Own portfolio position	88,310	144,112
• Funded position	2,113,025	5,369,452
• Short position	113,455	103,954
Subtotal	2,314,790	5,617,518
Income from interest-earning deposits in other banks	111,303	122,152
Total (Note 7g)	2,426,093	5,739,670

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Notes to the Consolidated Financial Statements

7)      SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	On March 31 - R$ thousand
	Financial	Insurance Group		Other Activities	2018	%	2017	%
		Insurance and Capitalization bonds	Pension plans
Trading securities	50,327,131	14,523,570	175,698,582	121,690	240,670,973	46.6	228,706,161	51.0
- Government securities	24,497,466	11,318,047	161,979,894	17,258	197,812,665	38.3	182,904,072	40.8
- Corporate securities	8,456,630	3,177,034	12,752,060	104,432	24,490,156	4.7	26,910,521	6.0
- Derivative financial instruments (1) (5)	17,373,035	28,489	966,628	-	18,368,152	3.6	18,891,568	4.2
Available-for-sale securities	199,912,278	21,736,755	15,591,490	22,774	237,263,297	45.9	176,769,921	39.4
- Government securities	144,036,557	19,698,725	13,927,095	15,493	177,677,870	34.4	112,212,600	25.0
- Corporate securities	55,875,721	2,038,030	1,664,395	7,281	59,585,427	11.5	64,557,321	14.4
Held-to-maturity securities (2)	11,684,221	5,150,519	21,790,079	-	38,624,819	7.5	43,034,259	9.6
- Government securities	9,377	5,150,519	21,790,079	-	26,949,975	5.2	30,845,984	6.9
- Corporate securities	11,674,844	-	-	-	11,674,844	2.3	12,188,275	2.7
Total	261,923,630	41,410,844	213,080,151	144,464	516,559,089	100.0	448,510,341	100.0

- Government securities	168,543,400	36,167,291	197,697,068	32,751	402,440,510	77.9	325,962,656	72.7
- Corporate securities	93,380,230	5,243,553	15,383,083	111,713	114,118,579	22.1	122,547,685	27.3
Total	261,923,630	41,410,844	213,080,151	144,464	516,559,089	100.0	448,510,341	100.0

80  Economic and Financial Analysis Report – March 2018

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On March 31 - R$ thousand
	2018							2017
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	20,396,153	1,361,354	1,386,687	27,182,937	50,327,131	53,804,619	(3,477,488)	50,577,553	(6,791,565)
Financial treasury bills	-	546,570	240,824	13,605,218	14,392,612	14,391,388	1,224	13,266,622	(19,677)
National treasury notes	-	264,737	58,670	8,416,220	8,739,627	8,609,483	130,144	6,417,141	353,273
Financial bills	-	47,826	200,639	504,244	752,709	752,145	564	2,822,256	9,943
Debentures	46,929	-	89,014	1,468,297	1,604,240	1,841,319	(237,079)	1,863,017	(259,508)
National treasury bills	108,105	68,593	71,658	671,387	919,743	912,879	6,864	4,908,628	36,916
Brazilian foreign debt notes	2,064	-	-	89,154	91,218	88,403	2,815	11,630	69
Derivative financial instruments (1) (5)	16,181,497	164,526	476,151	550,861	17,373,035	20,711,741	(3,338,706)	18,011,836	(6,836,080)
Other	4,057,558	269,102	249,731	1,877,556	6,453,947	6,497,261	(43,314)	3,276,423	(76,501)
- Insurance companies and capitalization bonds	3,010,447	77,637	33,794	11,401,692	14,523,570	14,523,570	-	15,870,271	3,647
Financial treasury bills	-	45,865	18,598	9,407,181	9,471,644	9,471,644	-	10,593,499	-
Financial bills	-	4,601	7,792	62,852	75,245	75,245	-	402,114	-
Other	3,010,447	27,171	7,404	1,931,659	4,976,681	4,976,681	-	4,874,658	3,647
- Pension plans	5,034,404	4,493,086	2,143,918	164,027,174	175,698,582	175,698,582	-	162,238,277	-
Financial treasury bills	-	2,269,011	641,582	53,152,546	56,063,139	56,063,139	-	48,231,015	-
National treasury notes	-	89,926	42,883	43,188,892	43,321,701	43,321,701	-	55,073,329	-
National treasury bills	-	98,559	215,623	62,280,872	62,595,054	62,595,054	-	42,155,431	-
Financial bills	37,261	1,890,080	792,693	2,013,687	4,733,721	4,733,721	-	10,413,827	-
Debentures	74,342	96,091	449,864	3,109,440	3,729,737	3,729,737	-	3,511,533	-
Other	4,922,801	49,419	1,273	281,737	5,255,230	5,255,230	-	2,853,142	-
- Other activities	104,432	-	1,424	15,834	121,690	121,691	(1)	20,060	(17)
Financial treasury bills	-	-	1,424	15,834	17,258	17,259	(1)	20,060	(17)
Other	104,432	-	-	-	104,432	104,432	-	-	-
Total	28,545,436	5,932,077	3,565,823	202,627,637	240,670,973	244,148,462	(3,477,489)	228,706,161	(6,787,935)
Derivative financial instruments (liabilities) (5)	(17,576,378)	(161,553)	(191,595)	(347,893)	(18,277,419)	(13,916,499)	(4,360,920)	(15,705,212)	(3,822,136)

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Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (6)	On March 31 - R$ thousand
	2018							2017
	1 to 30	31 to 180	181 to 360	More than 360	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
	days	days	days	days
- Financial	22,038,240	9,130,462	49,797,987	118,945,589	199,912,278	198,587,965	1,324,313	148,785,289	186,957
National treasury bills	11,886,037	2,546,604	43,202,127	65,758,253	123,393,021	120,884,394	2,508,627	70,590,220	1,670,765
Debentures	314,580	1,051,120	3,633,581	30,787,031	35,786,312	36,632,982	(846,670)	39,459,990	(1,223,966)
National treasury notes	655	1,622,013	-	9,705,152	11,327,820	10,798,517	529,303	13,006,406	460,359
Foreign corporate securities	47,704	624,095	552,234	8,358,853	9,582,886	9,540,398	42,488	10,864,548	(155,207)
Shares	7,303,397	-	-	-	7,303,	8,224,528	(921,131)	6,875,802	(565,623)
Foreign government bonds	1,222,987	2,527,798	1,478,229	-	5,229,014	5,248,602	(19,588)	1,534,641	(12,347)
Promissory Notes	-	748,613	53,238	-	801,851	796,061	5,790	989,084	3,838
Certificates of real estate receivables	-	-	14,425	1,014,275	1,028,700	1,043,800	(15,100)	1,080,986	(51,066)
Other	1,262,880	10,219	864,153	3,322,025	5,459,277	5,418,683	40,594	4,383,612	60,204
- Insurance companies and capitalization bonds	2,090,875	17,487	415,498	19,212,895	21,736,755	20,664,214	1,072,541	15,503,608	470,474
National treasury notes	-	-	-	13,242,112	13,242,112	12,860,646	381,466	11,943,585	83,350
Shares	1,656,677	-	-	-	1,656,677	1,143,725	512,952	1,422,810	341,618
National treasury bills	105,209	-	401,502	5,679,459	6,186,170	6,018,335	167,835	1,554,115	40,821
Other	328,989	17,487	13,996	291,324	651,796	641,508	10,288	583,098	4,685
- Pension plans	1,569,504	20,010	11,995	13,989,981	15,591,490	13,511,874	2,079,616	12,434,882	1,604,396
National treasury notes	-	9,607	-	13,031,609	13,041,216	11,339,739	1,701,477	10,672,535	1,461,131
Shares	1,569,504	-	-	-	1,569,504	1,221,107	348,397	1,623,330	140,933
Debentures	-	-	-	94,890	94,890	84,834	10,056	93,624	2,348
Other	-	10,403	11,995	863,482	885,880	866,194	19,686	45,393	(16)
- Other activities	7,094	-	-	15,680	22,774	15,653	7,121	46,142	5,157
Other	7,094	-	-	15,680	22,774	15,653	7,121	46,142	5,157
Subtotal	25,705,713	9,167,959	50,225,480	152,164,145	237,263,297	232,779,706	4,483,591	176,769,921	2,266,984
Accounting Hedge (Note 7f)	-	-	-	-	-	-	(236,504)	-	115,805
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(378,859)	-	(264,240)
Total	25,705,713	9,167,959	50,225,480	152,164,145	237,263,297	232,779,706	3,868,228	176,769,921	2,118,549

82  Economic and Financial Analysis Report – March 2018

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Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2) (6)	On March 31 - R$ thousand
	2018							2017
	1 to 30	31 to 180	181 to 360	More than 360	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
	days	days	days	days
- Financial	-	1,336	1,109	11,681,776	11,684,221	11,686,089	1,868	12,212,551	(707,534)
Certificates of real estate receivables	-	82	-	11,674,762	11,674,844	11,676,712	1,868	12,188,274	(706,166)
Other	-	1,254	1,109	7,014	9,377	9,377	-	24,277	(1,368)
- Insurance companies and capitalization bonds	-	-	-	5,150,519	5,150,519	5,590,947	440,428	4,884,948	823,705
National treasury notes	-	-	-	5,150,519	5,150,519	5,590,947	440,428	4,884,948	823,705
- Pension plans	-	17,818	-	21,772,261	21,790,079	24,454,204	2,664,125	25,936,760	3,468,745
National treasury notes	-	17,818	-	21,772,261	21,790,079	24,454,204	2,664,125	25,936,760	3,468,745
Total	-	19,154	1,109	38,604,556	38,624,819	41,731,240	3,106,421	43,034,259	3,584,916

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c)   Breakdown of the portfolios by financial statement classification

Securities	On March 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	Total in 2018 (3) (4)	Total in 2017 (3) (4)
	days	days	days	days
Own portfolio	35,694,982	11,071,486	15,891,872	324,578,326	387,236,666	377,943,897
Fixed income securities	21,513,141	11,071,486	15,891,872	324,578,326	373,054,825	365,380,412
● National treasury notes	-	394,874	92,024	93,687,390	94,174,288	118,793,619
● Financial treasury bills	-	2,751,155	1,295,283	74,038,600	78,085,038	69,451,302
● National treasury bills	10,850,967	1,239,588	7,514,882	100,119,197	119,724,634	92,958,463
● Debentures	435,851	1,147,211	4,176,329	35,086,687	40,846,078	45,028,330
● Financial bills	37,261	1,942,508	1,001,124	2,580,899	5,561,792	13,937,885
● Certificates of real estate receivables	-	82	14,425	12,925,358	12,939,865	13,471,833
● Foreign government bonds	1,224,490	2,527,798	1,478,229	352,760	5,583,277	1,889,791
● Foreign corporate securities	2,010,056	103,581	180,673	4,049,600	6,343,910	1,907,947
● Brazilian foreign debt securities	9,491	-	-	967,662	977,153	516,530
● Promissory Notes	-	748,614	54,510	173,663	976,787	1,122,625
● Bank deposit certificates	241,554	215,609	3,534	52,570	513,267	593,699
● Other	6,703,471	466	80,859	543,940	7,328,736	5,708,388
Equity securities	14,181,841	-	-	-	14,181,841	12,563,485
● Shares of listed companies	1,572,527	-	-	-	1,572,527	1,625,708
● Shares of other companies	12,609,314	-	-	-	12,609,314	10,937,777
Restricted securities	1,379,553	3,582,659	32,030,899	67,314,819	104,307,930	44,403,483
Subject to repurchase agreements	1,157,755	3,395,991	31,548,816	48,892,734	84,995,296	28,240,240
● National treasury bills	1,155,462	1,150,674	30,951,789	33,208,842	66,466,767	18,547,070
● Foreign corporate securities	-	622,961	540,433	5,331,852	6,495,246	9,271,382
● National treasury notes	-	1,622,344	264	7,941,711	9,564,319	181,573
● Brazilian foreign debt securities	2,293	-	-	902,902	905,195	-
● Financial treasury bills	-	12	56,330	1,507,427	1,563,769	240,215
Brazilian Central Bank	-	-	-	-	-	77,083
● National treasury bills	-	-	-	-	-	77,083
Privatization rights	-	-	-	42,913	42,913	47,667
Guarantees provided	221,798	186,668	482,083	18,379,172	19,269,721	16,038,493
● National treasury notes	655	15,307	10,375	12,220,987	12,247,324	9,654,228
● National treasury bills	92,922	22,974	30,749	3,346,417	3,493,062	3,093,122
● Financial treasury bills	245	148,387	440,959	2,364,566	2,954,157	3,226,954
● Other	127,976	-	-	447,202	575,178	64,189
Derivative financial instruments (1) (5)	17,176,614	164,526	476,151	550,861	18,368,152	18,891,568
Securities subject to unrestricted repurchase agreements	-	300,519	5,393,490	952,332	6,646,341	7,271,393

84  Economic and Financial Analysis Report – March 201

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities	On March 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	Total in 2018 (3) (4)	Total in 2017 (3) (4)
	days	days	days	days
● National treasury bills	-	300,519	5,393,490	-	5,694,009	5,716,701
● National treasury notes	-	-	-	945,731	945,731	1,293
● Financial treasury bills	-	-	-	6,601	6,601	1,553,399
Total	54,251,149	15,119,190	53,792,412	393,396,338	516,559,089	448,510,341
%	10.5	2.9	10.4	76.2	100.0	100.0

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as accounting hedges in the category Trading Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. In the first quarter of 2018 and 2017, there were no sales or reclassifications of securities classified in such category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II); and

(6) In the first quarter of 2018, there were impairment losses on financial assets (mostly debentures), net of reversals, related to securities classified as “Available-for-Sale” and “Held-to-Maturity” in the amount of R$192,122 thousand (R$419,693 thousand in 2017).

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Notes to the Consolidated Financial Statements

d)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

86  Economic and Financial Analysis Report – March 201

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recognized in off-balance-sheet accounts

	On March 31 - R$ thousand
	2018		2017
	Reference value	Net amount	Reference value	Net amount
Futures contracts
Purchase commitments:	117,904,368	-	84,036,194	-
- Interbank market	60,412,071	-	28,119,407	-
- Foreign currency	57,068,344	-	55,907,687	4,308,061
- Other	423,953	-	9,100	-
Sale commitments:	181,737,217	-	181,621,985	-
- Interbank market (1)	122,310,985	61,898,914	129,962,770	101,843,363
- Foreign currency (2)	58,757,867	1,689,523	51,599,626	-
- Other	668,365	244,412	59,589	50,489

Option contracts
Purchase commitments:	65,037,325	-	16,905,386	-
- Interbank market	55,944,776	-	5,243,229	347,792
- Foreign currency	8,899,340	-	10,735,206	-
- Other	193,209	106,593	926,951	157,935
Sale commitments:	105,911,937	-	17,727,767	-
- Interbank market	94,938,559	38,993,783	4,895,437	-
- Foreign currency	10,886,762	1,987,422	12,063,314	1,328,108
- Other	86,616	-	769,016	-

Forward contracts
Purchase commitments:	13,616,513	-	14,732,356	-
- Foreign currency	12,164,239	-	14,205,670	-
- Other	1,452,274	440,015	526,686	-
Sale commitments:	18,421,371	-	18,826,676	-
- Foreign currency (2)	17,409,112	5,244,873	18,053,430	3,847,760
- Other	1,012,259	-	773,246	246,560

Swap contracts
Assets (long position):	68,675,683	-	78,242,623	-
- Interbank market	6,957,213	4,396,707	13,160,554	9,861,749
- Fixed rate	52,450,142	25,532,921	52,784,176	21,496,880
- Foreign currency	7,375,673	-	10,213,478	329,414
- IGPM	712,450	-	832,450	-
- Other	1,180,205	-	1,251,965	-
Liabilities (short position):	48,950,888	-	47,606,325	-
- Interbank market	2,560,506	-	3,298,805	-
- Fixed rate	26,917,221	-	31,287,296	-
- Foreign currency	16,216,254	8,840,581	9,884,064	-
- IGPM	726,000	13,550	981,000	148,550
- Other	2,530,907	1,350,702	2,155,160	903,195

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting hedges to protect CDI-related funding totaling R$4,733,963 thousand (R$2,056,240 in 2017); and (ii) accounting hedges to protect interbank investments, in the amount of R$10,358,828 thousand (R$15,946,347 thousand in 2017) (note 7f); and

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$50,043,473 thousand (R$46,022,507 thousand in 2017).

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Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On March 31 - R$ thousand
	2018			2017
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps	17,187,138	(3,311,378)	13,875,760	22,302,304	(6,778,728)	15,523,576
Adjustment receivable - future	23,190	-	23,190	18,193	-	18,193
Receivable forward purchases	1,555,088	-	1,555,088	1,405,369	-	1,405,369
Receivable forward sales (1)	1,770,585	-	1,770,585	1,546,906	-	1,546,906
Premiums on exercisable options	1,170,857	(27,328)	1,143,529	454,876	(57,352)	397,524
Total assets (A)	21,706,858	(3,338,706)	18,368,152	25,727,648	(6,836,080)	18,891,568
Adjustment payables - swaps	(9,643,657)	(4,449,160)	(14,092,817)	(8,966,342)	(3,806,095)	(12,772,437)
Adjustment payables - future	(106,395)	-	(106,395)	(11,011)	-	(11,011)
Payable forward purchases	(2,710,752)	-	(2,710,752)	(1,433,945)	-	(1,433,945)
Payable forward sales/other	(486,384)	-	(486,384)	(1,208,796)	-	(1,208,796)
Premiums on written options	(969,311)	88,240	(881,071)	(262,982)	(16,041)	(279,023)
Total liabilities (B)	(13,916,499)	(4,360,920)	(18,277,419)	(11,883,076)	(3,822,136)	(15,705,212)
				-
Net Effect (A-B)	7,790,359	(7,699,626)	90,733	13,844,572	(10,658,216)	3,186,356

(1)   Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Nominal Value)

	On March 31 - R$ thousand
	1 to 90	91 to 180	181 to 360	More than 360	2018	2017
	days	days	days	days
Futures contracts (1)	92,998,452	12,224,786	44,530,177	149,888,170	299,641,585	265,658,179
Option contracts	8,879,333	3,094,097	147,310,627	11,665,205	170,949,262	34,633,153
Forward contracts (1)	20,832,076	5,359,826	3,114,797	2,731,185	32,037,884	33,559,032
Swap contracts	6,416,283	10,101,580	9,869,345	91,239,363	117,626,571	125,848,948
Total in 2018	129,126,144	30,780,289	204,824,946	255,523,923	620,255,302
Total in 2017	107,282,442	33,726,232	87,528,502	231,162,136		459,699,312

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

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Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	On March 31 - R$ thousand
	2018	2017
Government securities
National treasury bills	1,707,413	996,301
National treasury notes	4,496,860	4,389,017
Total	6,204,273	5,385,318

V)  Revenues and expenses, net

	Accrued on March 31 - R$ thousand
	2018	2017
Swap contracts	282,139	699,749
Forward contracts (1)	(167,533)	89,670
Option contracts	101,858	39,777
Futures contracts (1)	(2,026,606)	(1,300,824)
Foreign exchange variation of assets and liabilities overseas	120,721	(531,684)
Total (Note 7g)	(1,689,421)	(1,003,312)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparty

	On March 31 - R$ thousand
	2018	2017
B3 (stock exchange)	404,376,605	227,502,265
B3 (over-the-counter)	157,935,249	168,364,073
Overseas (stock exchange) (1)	49,632,494	56,523,629
Overseas (over-the-counter) (1)	8,310,954	7,309,345
Total	620,255,302	459,699,312

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)   Credit Default Swaps (CDS)

On March 31, 2018, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$503,689 thousand (2017 - R$145,477 thousand) and “bonds of the Brazilian public debt” in the amount of R$964,899 thousand (2017 - R$554,470 thousand), and in 2017 the risk transferred in credit swaps whose underlying assets are Brazilian public debt”, was R$(15,842) thousand amounting to a total net credit risk value of R$1,468,588 thousand (2017 - R$684,105 thousand), with an effect on the calculation of required shareholders’ equity of R$52,887 thousand (2017 - R$15,275 thousand). The contracts related to credit derivatives transactions described above are due in 2023. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$1,152 thousand (2017 - R$(481) thousand). There were no credit events, as defined in the agreements, during the period.

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Notes to the Consolidated Financial Statements

f)    Hedge Accounting

On March 31, 2018, Bradesco maintained hedge, in accordance with Bacen's Circular No. 3,082 / 02, composed by:

I)  Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the outcome of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On March 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Adjustment to market recorded in shareholders' equity (gross of tax effects)	Adjustment to market recorded in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	10,358,828	9,726,704	73,584	44,150
Hedge of interest payments on funding (2)	4,733,963	4,561,735	(153,069)	(91,841)
Total in 2018	15,092,791	14,288,439	(79,485)	(47,691)
*
Hedge of interest receipts from investments in securities (1)	15,946,347	16,002,283	205,709	123,425
Hedge of interest payments on funding (2)	2,056,240	2,042,724	(20,679)	(12,407)
Total in 2017	18,002,587	18,045,007	185,030	111,018

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity in 2019, making the cash flow prefixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2020, making the cash flow prefixed.

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082 / 02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$ 5,684 thousand.

The gains/(losses) related to the cash flow hedge recorded in the income statements in during the first quarter of 2018 were R$ 3,568 thousand.

II) Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On March 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Adjustment to market recorded in shareholders' equity (gross of tax effects)	Adjustment to market recorded in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,271,022	698,844	(157,019)	(94,211)
Total in 2018	1,271,022	698,844	(157,019)	(94,211)
*
Hedge of exchange variation on future cash flows (1)	1,060,485	595,732	(69,225)	(41,535)
Total in 2017	1,060,485	595,732	(69,225)	(41,535)

(1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082 / 02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$ (546) thousand.

Gains/(losses) related to the hedge of investments abroad recorded in income accounts in during the first quarter of 2018 were  R$ (342) thousand.

90  Economic and Financial Analysis Report – March 2018

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Notes to the Consolidated Financial Statements

g)   Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Accrued on March 31 - R$ thousand
	2018	2017
Fixed income securities (1)	5,028,560	6,128,886
Interbank investments (Note 6b)	2,426,093	5,739,670
Equity securities	(122,971)	198,524
Subtotal	7,331,682	12,067,080
Income from insurance, pension plans and capitalization bonds	9,074,226	10,026,655
Income from derivative financial instruments (Note 7d V)	(1,689,421)	(1,003,312)
Total	14,716,487	21,090,423

(1) In the first quarter of 2018, there were losses due to impairment of financial assets (mostly debentures), net of reversals, in the amount of R$192,122 thousand (R$419,693 thousand in 2017).

8)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)   Reserve requirement

	On March 31 - R$ thousand
	Remuneration	2018	2017
Compulsory deposit – demand deposits	not remunerated	6,832,025	6,034,964
Compulsory deposit – savings deposits	savings index	24,762,604	18,937,967
Compulsory deposit – time deposits	Selic rate	39,173,049	20,391,653
Requirement rural loans funds	not remunerated	46,225	-
Additional compulsory deposit – savings deposits	Selic rate	-	5,175,153
Additional compulsory deposit – time deposits	Selic rate	-	11,097,285
Reserve requirement – SFH	TR + interest rate	1,238,177	809,363
Total		72,052,080	62,446,385

For more information on compulsory deposits see Note 34.

b)   Revenue from reserve requirement

	Accrued on March 31 - R$ thousand
	2018	2017
Reserve requirement – Bacen (Compulsory deposit)	903,333	1,343,443
Reserve requirement – SFH	12,228	16,579
Total	915,561	1,360,022

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Notes to the Consolidated Financial Statements

9)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On March 31 - R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2018 (A)	% (5)	Total in 2017 (A)	% (5)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	18,803,615	13,014,206	9,710,730	17,981,623	22,237,156	68,329,681	150,077,011	35.8	151,988,747	35.9
Financing	6,526,725	3,400,065	4,171,385	9,439,466	16,419,660	83,979,362	123,936,663	29.6	129,111,414	30.4
Agricultural and agribusiness loans	727,290	664,884	1,188,189	5,034,352	5,369,926	7,741,083	20,725,724	5.0	21,548,632	5.1
Subtotal	26,057,630	17,079,155	15,070,304	32,455,441	44,026,742	160,050,126	294,739,398	70.4	302,648,793	71.4
Leasing	127,242	93,427	90,676	244,402	401,555	1,052,952	2,010,254	0.5	2,328,906	0.5
Advances on foreign exchange contracts (2)	2,461,801	1,951,196	2,000,279	3,763,287	1,636,033	65,079	11,877,675	2.8	10,042,593	2.4
Subtotal	28,646,673	19,123,778	17,161,259	36,463,130	46,064,330	161,168,157	308,627,327	73.7	315,020,292	74.3
Other receivables (3)	11,338,554	7,275,512	2,517,343	5,090,421	4,637,595	2,114,718	32,974,143	7.9	30,980,396	7.3
Total loans	39,985,227	26,399,290	19,678,602	41,553,551	50,701,925	163,282,875	341,601,470	81.6	346,000,688	81.6
Sureties and guarantees (4)	2,854,920	894,901	1,678,340	6,321,169	8,087,856	52,838,611	72,675,797	17.4	75,950,737	17.9
Loan assignment - real estate receivables certificate	35,477	35,476	35,474	102,095	152,366	512,267	873,155	0.2	1,001,636	0.2
Acquisition of credit card receivables	1,000,609	366,004	357,357	617,873	422,792	-	2,764,635	0.7	1,021,364	0.2
Loans available for import (4)	52,885	125,493	84,348	101,868	51,139	-	415,733	0.1	238,835	0.1
Confirmed exports loans (4)	370	113	266	22,180	40,000	40,000	102,929	-	76,956	-
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	77,062	77,062	-	88,896	-
Total in 2018	43,929,488	27,821,277	21,834,387	48,718,736	59,456,078	216,750,815	418,510,781	100.0
Total in 2017	42,440,641	29,413,254	22,230,625	47,120,514	68,803,882	214,370,196			424,379,112	100.0

92  Economic and Financial Analysis Report – March 2018

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Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 540	Total in 2018 (B)	% (5)	Total in 2017 (B)	% (5)
	days	days	days	days	days
Discounted trade receivables and loans (1)	1,179,811	1,470,923	971,461	2,634,619	3,748,002	10,004,816	82.9	13,147,597	79.7
Financing	316,536	245,625	139,981	302,450	223,937	1,228,529	10.2	1,453,233	8.8
Agricultural and agribusiness loans	24,500	32,571	18,188	105,665	80,885	261,809	2.2	359,695	2.2
Subtotal	1,520,847	1,749,119	1,129,630	3,042,734	4,052,824	11,495,154	95.3	14,960,525	90.7
Leasing	5,775	4,241	3,377	7,553	7,134	28,080	0.2	50,233	0.3
Advances on foreign exchange contracts (2)	17,804	46,279	8,724	4,125	25	76,957	0.6	118,946	0.7
Subtotal	1,544,426	1,799,639	1,141,731	3,054,412	4,059,983	11,600,191	96.1	15,129,704	91.7
Other receivables (3)	55,906	7,202	4,950	289,611	117,215	474,884	3.9	1,370,182	8.3
Total in 2018	1,600,332	1,806,841	1,146,681	3,344,023	4,177,198	12,075,075	100.0
Total in 2017	2,244,416	1,906,739	1,539,175	5,093,875	5,715,681			16,499,886	100.0

	On March 31 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2018 (C)	% (5)	Total in 2017 (C)	% (5)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	715,086	592,020	563,054	1,256,018	2,062,532	5,229,094	10,417,804	61.0	12,678,111	67.2
Financing	271,689	238,613	203,434	592,843	965,886	3,998,851	6,271,316	36.7	5,707,810	30.3
Agricultural and agribusiness loans	1,071	2,538	3,765	55,859	75,770	123,058	262,061	1.5	281,955	1.5
Subtotal	987,846	833,171	770,253	1,904,720	3,104,188	9,351,003	16,951,181	99.2	18,667,876	99.0
Leasing	4,315	3,993	3,800	10,605	20,986	32,437	76,136	0.4	153,566	0.8
Subtotal	992,161	837,164	774,053	1,915,325	3,125,174	9,383,440	17,027,317	99.6	18,821,442	99.8
Other receivables (3)	5,191	4,178	3,754	9,956	13,316	23,413	59,808	0.4	45,522	0.2
Total in 2018	997,352	841,342	777,807	1,925,281	3,138,490	9,406,853	17,087,125	100.0
Total in 2017	1,183,049	1,015,446	871,496	2,282,963	3,648,384	9,865,626			18,866,964	100.0
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Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand
	Total
	Total in 2018 (A+B+C)	% (5)	Total in 2017 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	170,499,631	38.1	177,814,455	38.8
Financing	131,436,508	29.4	136,272,457	29.6
Agricultural and agribusiness loans	21,249,594	4.7	22,190,282	4.8
Subtotal	323,185,733	72.2	336,277,194	73.2
Leasing	2,114,470	0.5	2,532,705	0.6
Advances on foreign exchange contracts (2) (Note 10a)	11,954,632	2.7	10,161,539	2.2
Subtotal	337,254,835	75.4	348,971,438	76.0
Other receivables (3)	33,508,835	7.5	32,396,100	7.0
Total loans	370,763,670	82.9	381,367,538	83.0
Sureties and guarantees (4)	72,675,797	16.2	75,950,737	16.5
Loan assignment - real estate receivables certificate	873,155	0.2	1,001,636	0.2
Acquisition of credit card receivables	2,764,635	0.6	1,021,364	0.2
Loans available for import (4)	415,733	0.1	238,835	0.1
Confirmed exports loans (4)	102,929	-	76,956	-
Co-obligation from assignment of rural loan (4)	77,062	-	88,896	-
Total in 2018	447,672,981	100.0
Total in 2017			459,745,962	100.0

(1) Including credit card loans and advances on credit card receivables of R$14,340,737 thousand (R$16,393,457 thousand in 2017);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$25,125,584 thousand (R$24,480,516 thousand in 2017);
(4) Recognized in off-balance sheet accounts; and
(5) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On March 31 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Discounted trade receivables and loans	19,688,183	77,786,802	13,880,679	25,166,591	7,935,413	5,522,533	3,855,820	2,285,351	14,378,259	170,499,631	46.0	177,814,455	46.6
Financing	78,731,302	19,481,606	14,868,202	9,493,506	2,462,421	2,314,175	1,142,623	293,386	2,649,287	131,436,508	35.5	136,272,457	35.7
Agricultural and agribusiness loans	7,095,741	4,254,028	7,074,282	1,902,146	393,742	238,571	40,236	36,770	214,078	21,249,594	5.7	22,190,282	5.8
Subtotal	105,515,226	101,522,436	35,823,163	36,562,243	10,791,576	8,075,279	5,038,679	2,615,507	17,241,624	323,185,733	87.2	336,277,194	88.1
Leasing	281,365	419,877	1,200,498	50,194	30,658	25,286	10,314	11,879	84,399	2,114,470	0.6	2,532,705	0.7
Advances on foreign exchange contracts (2)	4,949,987	2,637,588	1,824,832	1,994,682	67,234	331,488	1,320	16,881	130,620	11,954,632	3.2	10,161,539	2.7
Subtotal	110,746,578	104,579,901	38,848,493	38,607,119	10,889,468	8,432,053	5,050,313	2,644,267	17,456,643	337,254,835	91.0	348,971,438	91.5
Other receivables	4,568,387	21,110,068	2,874,874	3,591,071	237,162	135,108	50,831	37,560	903,774	33,508,835	9.0	32,396,100	8.5
Total in 2018	115,314,965	125,689,969	41,723,367	42,198,190	11,126,630	8,567,161	5,101,144	2,681,827	18,360,417	370,763,670	100.0
%	31.1	33.9	11.2	11.4	3.0	2.3	1.4	0.7	5.0	100.0
Total in 2017	112,909,617	131,241,475	48,723,671	38,415,188	13,119,638	7,414,549	3,723,314	2,927,354	22,892,732			381,367,538	100.0
%	29.6	34.4	12.8	10.1	3.4	1.9	1.0	0.8	6.0			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and
(2) Note 10a.

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	On March 31 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Installments not yet due	-	-	1,292,367	3,275,669	2,089,086	1,713,915	2,210,017	893,527	5,612,544	17,087,125	100.0	18,866,964	100.0
1 to 30	-	-	146,599	192,282	112,853	74,911	72,369	50,432	347,906	997,352	5.8	1,183,049	6.3
31 to 60	-	-	118,841	157,742	99,106	64,920	86,746	42,976	271,011	841,342	4.9	1,015,446	5.4
61 to 90	-	-	95,596	141,085	83,769	61,805	121,852	38,550	235,150	777,807	4.6	871,496	4.6
91 to 180	-	-	181,868	385,132	264,415	173,634	164,190	105,794	650,248	1,925,281	11.3	2,282,963	12.1
181 to 360	-	-	257,045	531,986	414,842	307,733	355,321	172,038	1,099,525	3,138,490	18.4	3,648,384	19.3
More than 360	-	-	492,418	1,867,442	1,114,101	1,030,912	1,409,539	483,737	3,008,704	9,406,853	55.0	9,865,626	52.3
Past-due installments (2)	-	-	453,276	973,263	940,351	906,363	1,388,083	819,813	6,593,926	12,075,075	100.0	16,499,886	100.0
1 to 14	-	-	7,389	93,326	49,729	123,805	29,437	13,940	177,226	494,852	4.1	726,073	4.4
15 to 30	-	-	436,555	219,578	100,131	51,014	41,760	28,317	228,125	1,105,480	9.2	1,518,343	9.2
31 to 60	-	-	9,332	630,063	239,303	121,652	310,880	48,791	446,820	1,806,841	15.0	1,906,739	11.6
61 to 90	-	-	-	14,511	525,529	136,081	94,964	80,355	295,241	1,146,681	9.5	1,539,175	9.3
91 to 180	-	-	-	15,785	25,659	461,801	777,526	624,300	1,438,952	3,344,023	27.7	5,093,875	30.9
181 to 360	-	-	-	-	-	12,010	133,516	24,110	3,877,133	4,046,769	33.4	5,522,627	33.4
More than 360	-	-	-	-	-	-	-	-	130,429	130,429	1.1	193,054	1.2
Subtotal	-	-	1,745,643	4,248,932	3,029,437	2,620,278	3,598,100	1,713,340	12,206,470	29,162,200		35,366,850
Specific provision	-	-	17,456	127,468	302,944	786,084	1,799,050	1,199,338	12,206,470	16,438,810		21,500,402

(1) Percentage of maturities by installment; and
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99.

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Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Installments not yet due	115,314,965	125,689,969	39,977,724	37,949,258	8,097,193	5,946,883	1,503,044	968,487	6,153,947	341,601,470	100.0	346,000,688	100.0
1 to 30	8,580,939	20,440,637	3,240,805	5,546,741	635,783	614,824	125,274	80,629	719,595	39,985,227	11.7	38,089,483	11.0
31 to 60	4,914,005	11,927,867	2,780,383	4,247,193	936,930	1,142,783	53,229	70,043	326,857	26,399,290	7.7	27,821,296	8.0
61 to 90	5,632,022	7,847,327	2,251,680	3,303,167	261,477	129,575	37,702	29,323	186,329	19,678,602	5.8	20,002,807	5.8
91 to 180	12,166,978	15,905,396	4,991,414	5,796,063	663,416	1,144,461	145,209	87,391	653,223	41,553,551	12.2	39,517,923	11.4
181 to 360	16,038,865	19,538,699	6,540,641	5,864,284	1,098,476	412,535	166,530	369,800	672,095	50,701,925	14.8	53,885,965	15.6
More than 360	67,982,156	50,030,043	20,172,801	13,191,810	4,501,111	2,502,705	975,100	331,301	3,595,848	163,282,875	47.8	166,683,214	48.2
Generic provision	-	628,450	399,778	1,138,478	809,720	1,784,065	751,522	677,941	6,153,947	12,343,901		10,679,397
Total in 2018 (2)	115,314,965	125,689,969	41,723,367	42,198,190	11,126,630	8,567,161	5,101,144	2,681,827	18,360,417	370,763,670
Existing provision	-	710,158	451,003	1,411,204	1,708,812	5,391,181	4,975,430	2,661,010	18,360,417	35,669,215
Minimum required provision	-	628,450	417,234	1,265,946	1,112,664	2,570,149	2,550,572	1,877,279	18,360,417	28,782,711
Excess provision	-	81,708	33,769	145,258	596,148	2,821,032	2,424,858	783,731	-	6,886,504
Total in 2017 (2)	112,909,617	131,241,475	48,723,671	38,415,188	13,119,638	7,414,549	3,723,314	2,927,354	22,892,732			381,367,538
Existing provision	-	736,662	534,473	1,328,092	2,020,565	5,151,727	3,510,595	2,911,884	22,892,732			39,086,730
Minimum required provision	-	640,820	448,150	1,072,450	1,159,854	2,091,416	1,839,722	2,034,655	22,892,732			32,179,799
Excess provision	-	95,842	86,323	255,642	860,711	3,060,311	1,670,873	877,229	-			6,906,931

(1) Percentage of maturities by installment; and
(2) The total includes performing loans of R$341,601,470 thousand (R$346,000,688 thousand in 2017) and non-performing loans of R$29,162,200 thousand (R$35,366,850 thousand in 2017).

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Notes to the Consolidated Financial Statements

d)   Concentration of loans

	On March 31 - R$ thousand
	2018	% (1)	2017	% (1)
Largest borrower	8,905,999	2.4	8,328,068	2.2
10 largest borrowers	29,579,665	8.0	32,249,584	8.5
20 largest borrowers	43,792,696	11.8	48,440,752	12.7
50 largest borrowers	65,790,253	17.7	71,128,705	18.7
100 largest borrowers	82,332,371	22.2	88,904,388	23.3

(1) Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	On March 31 - R$ thousand
	2018	%	2017	%
Public sector	9,178,099	2.5	8,328,075	2.2
Oil, derivatives and aggregate activities	8,905,999	2.4	8,328,068	2.2
Production and distribution of electricity	2,589	-	7	-
Other industries	269,511	0.1	-	-
Private sector	361,585,571	97.5	373,039,463	97.8
Companies	185,239,543	50.0	202,879,865	53.2
Real estate and construction activities	28,407,869	7.7	33,523,368	8.8
Retail	23,441,178	6.3	22,605,796	5.9
Services	17,872,147	4.8	18,646,469	4.9
Transportation and concession	14,993,680	4.0	15,907,408	4.2
Automotive	9,512,839	2.6	13,959,690	3.7
Food products	9,156,100	2.5	10,793,423	2.8
Wholesale	8,923,004	2.4	9,805,544	2.6
Production and distribution of electricity	6,661,671	1.8	7,795,612	2.0
Iron and steel industry	7,029,045	1.9	7,418,235	1.9
Sugar and alcohol	7,025,419	1.9	6,847,660	1.8
Holding	3,673,288	1.0	6,052,812	1.6
Capital goods	3,123,320	0.8	4,730,412	1.2
Pulp and paper	2,743,598	0.7	3,867,612	1.0
Chemical	3,408,867	0.9	3,636,988	1.0
Cooperative	3,390,135	0.9	3,570,089	0.9
Financial	2,655,094	0.7	3,201,363	0.8
Leisure and tourism	2,557,819	0.7	2,967,400	0.8
Textiles	1,788,534	0.5	2,436,061	0.6
Agriculture	1,807,053	0.5	2,463,316	0.6
Oil, derivatives and aggregate activities	2,048,175	0.6	2,466,452	0.6
Other industries	25,020,708	6.7	20,184,155	5.3
Individuals	176,346,028	47.6	170,159,598	44.6
Total	370,763,670	100.0	381,367,538	100.0

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Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Level of risk	On March 31 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2018 YTD (2)	% 2017 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	115,314,965	115,314,965	31.1	31.1	29.6
A	-	-	-	125,689,969	125,689,969	33.9	65.0	64.0
B	453,276	1,292,367	1,745,643	39,977,724	41,723,367	11.2	76.2	76.8
C	973,263	3,275,669	4,248,932	37,949,258	42,198,190	11.4	87.6	86.9
Subtotal	1,426,539	4,568,036	5,994,575	318,931,916	324,926,491	87.6
D	940,351	2,089,086	3,029,437	8,097,193	11,126,630	3.0	90.6	90.3
E	906,363	1,713,915	2,620,278	5,946,883	8,567,161	2.3	92.9	92.2
F	1,388,083	2,210,017	3,598,100	1,503,044	5,101,144	1.4	94.3	93.2
G	819,813	893,527	1,713,340	968,487	2,681,827	0.7	95.0	94.0
H	6,593,926	5,612,544	12,206,470	6,153,947	18,360,417	5.0	100.0	100.0
Subtotal	10,648,536	12,519,089	23,167,625	22,669,554	45,837,179	12.4
Total in 2018	12,075,075	17,087,125	29,162,200	341,601,470	370,763,670	100.0
%	3.3	4.6	7.9	92.1	100.0
Total in 2017	16,499,886	18,866,964	35,366,850	346,000,688	381,367,538
%	4.3	5.0	9.3	90.7	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

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Notes to the Consolidated Financial Statements

Level of risk	On March 31 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess	Existing	% 2018 YTD (1)	% 2017 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	628,450	628,450	81,708	710,158	0.6	0.6
B	1.0	4,533	12,923	17,456	399,778	417,234	33,769	451,003	1.1	1.1
C	3.0	29,198	98,270	127,468	1,138,478	1,265,946	145,258	1,411,204	3.3	3.5
Subtotal		33,731	111,193	144,924	2,166,706	2,311,630	260,735	2,572,365	0.8	0.8
D	10.0	94,035	208,909	302,944	809,720	1,112,664	596,148	1,708,812	15.4	15.4
E	30.0	271,909	514,175	786,084	1,784,065	2,570,149	2,821,032	5,391,181	62.9	69.5
F	50.0	694,041	1,105,009	1,799,050	751,522	2,550,572	2,424,858	4,975,430	97.5	94.3
G	70.0	573,869	625,469	1,199,338	677,941	1,877,279	783,731	2,661,010	99.2	99.5
H	100.0	6,593,926	5,612,544	12,206,470	6,153,947	18,360,417	-	18,360,417	100.0	100.0
Subtotal		8,227,780	8,066,106	16,293,886	10,177,195	26,471,081	6,625,769	33,096,850	72.2	72.9
Total in 2018		8,261,511	8,177,299	16,438,810	12,343,901	28,782,711	6,886,504	35,669,215	9.6
%		23.2	22.9	46.1	34.6	80.7	19.3	100.0
Total in 2017		11,996,266	9,504,136	21,500,402	10,679,397	32,179,799	6,906,931	39,086,730		10.2
%		30.7	24.3	55.0	27.3	82.3	17.7	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

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Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2018	2017
- Specific provision (1)	16,828,454	22,386,423
- Generic provision (2)	12,699,936	10,737,580
- Excess provision (3) (4)	6,895,477	7,490,351
- Loans	6,895,477	4,429,361
- Guarantees provided (4)	-	3,060,990
Opening balance on December 31	36,423,867	40,614,354
Accounting for allowance for loan losses (Note 9h-1) (5)	4,579,695	8,281,361
Accounting for/reversal of provisions for guarantees provided (4)	-	(3,060,990)
Net write-offs/other	(5,334,347)	(6,747,995)
Closing balance on March 31	35,669,215	39,086,730
- Specific provision (1)	16,438,810	21,500,402
- Generic provision (2)	12,343,901	10,679,397
- Excess provision (3)	6,886,504	6,906,931

(1) For contracts with installments past due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The excess provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 9f);
(4) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,990 thousand. In accordance with Resolution No. 4,512/16, in the first quarter of 2018, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 20b), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision - Loans”; and
(5) Includes, in the first quarter of 2018, the formation of allowance for loan losses, in the amount of R$2,456,367 thousand, as a result of the adequacy of the provision for guarantees provided, already mentioned in the previous item.

h)   Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Accrued on March 31 - R$ thousand
	2018	2017
Amount recognized (1)	4,579,695	5,824,994
Amount recovered (2) (3)	(1,436,599)	(1,536,975)
Allowance for Loan Losses expense net of amounts recovered	3,143,096	4,288,019

(1) In the first quarter of 2017, it refers to the formation of allowance for loan losses, in the amount of R$8,281,361 thousand, excluding the portion related to the adequacy of the provision for guarantees provided, in the amount of R$2,456,367 thousand (Note 9g);

(2) Classified in income from loans (Note 9j); and
(3) In the first quarter of 2018, credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$5,323,120 thousand (2017 – R$1,955,173 thousand), whose sale value was R$110,189 thousand (2017 – R$9,789 thousand).

i)    Changes in the renegotiated portfolio

	On March 31 - R$ thousand
	2018	2017
Opening balance on December 31	17,183,869	17,501,423
Amount renegotiated	3,016,875	4,235,457
Amount received	(2,196,324)	(2,532,743)
Write-offs	(1,527,163)	(1,305,113)
Closing balance on March 31	16,477,257	17,899,024
Allowance for loan losses	12,595,196	13,482,952
Percentage on renegotiated portfolio	76.4%	75.3%

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Notes to the Consolidated Financial Statements

j)    Income from loans and leases

	Accrued on March 31 - R$ thousand
	2018	2017
Discounted trade receivables and loans	11,025,283	12,729,619
Financing	3,775,530	4,356,223
Agricultural and agribusiness loans	432,306	466,603
Subtotal	15,233,119	17,552,445
Recovery of credits charged-off as losses	1,436,599	1,536,975
Subtotal	16,669,718	19,089,420
Leasing, net of expenses	72,851	74,384
Total	16,742,569	19,163,804

10)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	On March 31 - R$ thousand
	2018	2017
Assets – other receivables
Exchange purchases pending settlement	19,288,564	15,849,423
Foreign exchange and forward documents in foreign currencies	42,717	-
Exchange sale receivables	7,861,940	5,076,161
(-) Advances in domestic currency received	(431,493)	(828,579)
Income receivable on advances granted	157,929	147,446
Total	26,919,657	20,244,451
Liabilities – other liabilities
Exchange sales pending settlement	8,298,649	4,991,315
Exchange purchase payables	18,907,511	16,128,123
(-) Advances on foreign exchange contracts	(11,954,632)	(10,161,539)
Other	3,610	5,671
Total	15,255,138	10,963,570
Net foreign exchange portfolio	11,664,519	9,280,881
Off-balance-sheet accounts:
- Loans available for import	415,733	238,835
- Confirmed exports loans	102,929	76,956

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Accrued on March 31 - R$ thousand
	2018	2017
Foreign exchange income	(98,572)	39,554
Adjustments:
- Income on foreign currency financing (1)	35,552	37,788
- Income on export financing (1)	360,592	592,168
- Income on foreign investments (2)	7,146	2,367
- Expenses of liabilities with foreign bankers (3) (Note 16c)	(145,446)	(8,591)
- Funding expenses (4)	(370,896)	(470,747)
- Other (5)	501,736	235,451
Total adjustments	388,684	388,436
Adjusted foreign exchange income	290,112	427,990

(1) Recognized in “Income from loans”;
(2) Recognized in “Income from operations with securities”;
(3) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(4) Refers to funding expenses of investments in foreign exchange; and
(5) Primarily includes the exchange rate variations of resources invested in foreign currency.

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Notes to the Consolidated Financial Statements

b)   Sundry

	On March 31 - R$ thousand
	2018	2017
Deferred tax assets (Note 33c)	52,397,447	51,406,389
Credit card operations	27,890,219	25,501,880
Debtors for escrow deposits	17,944,848	16,708,663
Trade and credit receivables	8,160,961	7,285,871
Prepaid taxes	10,668,016	6,940,118
Other debtors	4,933,673	3,315,014
Payments to be reimbursed	792,134	724,717
Receivables from sale of assets	215,199	132,221
Other	726,864	561,126
Total	123,729,361	112,575,999

11)    OTHER ASSETS

a)   Foreclosed assets/other

	On March 31 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2018	2017
Real estate	1,579,784	(348,941)	1,230,843	1,359,302
Vehicles and similar	641,557	(361,903)	279,654	326,734
Goods subject to special conditions	690,742	(690,742)	-	-
Inventories/warehouse	28,299	-	28,299	29,860
Machinery and equipment	13,251	(11,885)	1,366	4,553
Other	23,223	(22,010)	1,213	2,952
Total in 2018	2,976,856	(1,435,481)	1,541,375
Total in 2017	3,015,711	(1,292,310)		1,723,401

b)   Prepaid expenses

	On March 31 - R$ thousand
	2018	2017
Deferred insurance acquisition costs (1)	1,032,506	1,717,568
Commission on the placement of loans and financing (2)	413,277	558,204
Advertising and marketing expenses (3)	110,302	127,039
Other (4)	1,094,601	1,146,635
Total	2,650,686	3,549,446

 (1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

12)    INVESTMENTS

a)   Composition of investments in the consolidated financial statements

Associates and Jointly Controlled Companies	On March 31 - R$ thousand
	2018	2017
- Cielo S.A.	4,299,960	4,141,794
- Elo Participações S.A.	1,112,249	967,798
- Fleury S.A.	687,796	614,398
- IRB-Brasil Resseguros S.A.	498,769	650,133
- Swiss Re Corporate Solutions Brasil	459,742	-
- Aquarius Participações S.A.	290,897	285,560
- Haitong Banco de Investimento do Brasil S.A.	107,174	124,189
- Others	399,070	368,093
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	7,855,657	7,151,965
- Tax incentives	234,717	234,717
- Other investments	168,140	170,692
Provision for:
- Tax incentives	(207,933)	(207,933)
- Other investments	(46,802)	(46,820)
Total investments	8,003,779	7,302,621

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b)    The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Share of profit (loss) of unconsolidated and jointly controlled companies”, and are demonstrated below:

Companies	Accrued on March 31 - R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			Ordinary (ON)	Preferential (PN) Preferential (PN)			2018	2017
- Elo Participações S.A. (2)	930,000	2,224,053	372	-	50.01%	135,191	67,609	48,093
- Aquarius Participações S.A.	518,592	593,667	254,110	-	49.00%	55,649	27,268	21,928
- Haitong Banco de Investimento do Brasil S.A.	420,000	535,870	12,734	12,734	20.00%	4,760	952	(3,636)
- Others (3)							332,016	362,150
Share of profit (loss) of unconsolidated and jointly controlled companies							427,845	428,535

(1) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies; and
(3) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A.).

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13)    PREMISES AND EQUIPMENT

	On March 31 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2018	2017
Property and equipment:
- Buildings	4%	2,284,355	(657,195)	1,627,160	1,188,977
- Land	-	825,445	-	825,445	854,331
Facilities, furniture and premises and equipment	10%	5,140,659	(2,764,356)	2,376,303	2,595,214
Security and communication systems	10%	354,229	(218,232)	135,997	134,133
Data processing systems	20 to 40%	7,516,771	(4,755,833)	2,760,938	2,599,505
Transportation systems	10 to 20%	88,198	(51,306)	36,892	44,030
Fixed Assets in course	-	48,913	-	48,913	151,083
Total in 2018		16,258,570	(8,446,922)	7,811,648
Total in 2017		14,966,721	(7,399,448)		7,567,273

The fixed assets to shareholders’ equity ratio is 43.1% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%.

14)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recognized from investment acquisitions totaled R$8,571,257 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,835,345 thousand recognized in ‘Permanent Assets – Investments’ arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss Re), which will be amortized as realized; and (ii) R$6,735,912 thousand arose from the acquisition of shares of subsidiaries/shared control, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

During the first quarter of 2018, goodwill was amortized totaling R$611,513 thousand (R$586,206 thousand in 2017) (Note 28).

b)   Intangible assets

Acquired intangible assets consist of:

	On March 31 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2018	2017
Acquisition of financial services rights	Contract	5,913,051	(2,000,105)	3,912,946	2,310,456
Software (2)	20%	11,615,405	(8,011,187)	3,604,218	3,851,980
Goodwill (3)	Up to 20%	11,492,576	(4,756,664)	6,735,912	9,257,821
Other	Contract	77,280	(43,592)	33,688	52,085
Total in 2018		29,098,312	(14,811,548)	14,286,764
Total in 2017		26,690,889	(11,218,547)		15,472,342

(1) Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;
(2) Software acquired and/or developed by specialized companies; and
(3) On March 31, 2018, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$587,442 thousand, Odontoprev - R$74,909 thousand, Bradescard Mexico - R$16,500 thousand, Europ Assistance - R$2,642 thousand, Bradesco BBI S.A. - R$108,674 thousand; and Kirton Bank - R$5,934,546 thousand.

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c)   Changes in intangible assets by type

	On March 31 - R$ thousand
	Opening balance	Additions / (reductions)	Amortization for the period	Closing balance
Acquisition of financial services rights	4,051,898	128,977	(267,929)	3,912,946
Software	3,790,418	143,414	(329,614)	3,604,218
Goodwill – Future profitability	3,761,412	-	(215,884)	3,545,528
Goodwill – Based on intangible assets and other reasons	2,548,412	-	(233,389)	2,315,023
Goodwill – Difference in fair value of assets/liabilities	1,048,717	(11,116)	(162,240)	875,361
Other	32,993	1,989	(1,294)	33,688
Total in 2018	15,233,850	263,264	(1,210,350)	14,286,764
Total in 2017	16,338,785	305,830	(1,172,273)	15,472,342

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15)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
● Demand deposits (1)	33,186,022	-	-	-	33,186,022	30,564,866
● Savings deposits (1)	101,777,091	-	-	-	101,777,091	94,352,635
● Interbank deposits	67,872	1,325,288	214,623	40,116	1,647,899	570,915
● Time deposits (2)	8,618,060	9,846,618	11,464,295	105,118,610	135,047,583	109,966,922
Total in 2018	143,649,045	11,171,906	11,678,918	105,158,726	271,658,595
%	52.9	4.1	4.3	38.7	100.0
Total in 2017	133,704,439	16,489,220	8,489,672	76,772,007		235,455,338
%	56.8	7.0	3.6	32.6		100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Own portfolio	89,979,782	3,598,329	10,572,118	4,098,070	108,248,299	100,381,732
● Government securities	76,459,565	187,898	87,787	-	76,735,250	18,192,558
● Debentures of own issuance	5,386,748	2,764,516	10,451,436	3,592,012	22,194,712	74,120,189
● Foreign	8,133,469	645,915	32,895	506,058	9,318,337	8,068,985
Third-party portfolio (1)	109,937,122	481,890	-	-	110,419,012	145,111,284
Unrestricted portfolio (1)	7,259,864	2,956,817	-	-	10,216,681	9,286,510
Total in 2018	207,176,768	7,037,036	10,572,118	4,098,070	228,883,992
%	90.5	3.1	4.6	1.8	100.0
Total in 2017	191,534,391	28,219,635	17,868,381	17,157,119		254,779,526
%	75.2	11.1	7.0	6.7		100.0

(1)  Represented by government securities.

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c)   Funds from issuance of securities

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Securities – Brazil:
- Financial bills	4,031,063	19,725,808	22,010,319	55,860,774	101,627,964	102,262,039
- Letters of credit for real estate	1,805,597	12,170,774	6,441,674	5,937,330	26,355,375	25,622,902
- Letters of credit for agribusiness	627,720	6,067,506	2,861,542	1,735,255	11,292,023	9,100,798
Subtotal	6,464,380	37,964,088	31,313,535	63,533,359	139,275,362	136,985,739
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	9,473	504,901	496,592	1,201,901	2,212,867	2,748,743
- MTN Program Issues (1)	8,322	63,067	-	604,334	675,723	243,529
- Issuance costs	-	-	-	(18,774)	(18,774)	(25,673)
Subtotal	17,795	567,968	496,592	1,787,461	2,869,816	2,966,599
Structured Operations Certificates	9,366	63,597	209,347	162,338	444,648	350,515
Total in 2018	6,491,541	38,595,653	32,019,474	65,483,158	142,589,826
%	4.5	27.1	22.5	45.9	100.0
Total in 2017	8,834,992	45,087,078	36,547,494	49,833,289		140,302,853
%	6.3	32.1	26.0	35.6		100.0

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

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d)    Net movement of funds from issuance of securities

	R$ thousand
	2018	2017
Opening balance on December 31	135,011,308	150,807,358
Issuance	23,551,222	6,848,053
Interest	2,182,416	4,166,466
Settlement and interest payments	(18,169,821)	(21,357,191)
Exchange variation	14,701	(161,833)
Closing balance on March 31	142,589,826	140,302,853

e)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	Accrued on March 31 - R$ thousand
	2018	2017
Savings deposits	1,170,820	1,603,830
Time deposits	1,188,934	2,355,177
Securities sold under agreements to repurchase	4,147,952	6,828,979
Funds from issuance of securities	2,182,416	4,166,466
Subordinated debts (Note 18)	887,749	1,515,183
Other funding expenses	156,248	150,184
Subtotal	9,734,119	16,619,819
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	3,821,387	5,972,523
Total	13,555,506	22,592,342

16)    BORROWING AND ON-LENDING

a)   Borrowing

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
In Brazil - Other Institutions	338	-	-	1,894	2,232	11,780
Overseas	1,839,741	11,684,166	4,477,807	1,447,881	19,449,595	22,077,344
Total in 2018	1,840,079	11,684,166	4,477,807	1,449,775	19,451,827
%	9.5	60.1	23.0	7.4	100.0
Total in 2017	2,221,626	11,242,105	5,869,553	2,755,840		22,089,124
%	10.1	50.8	26.6	12.5		100.0

b)   On-lending

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
In Brazil	813,295	4,900,168	3,920,417	18,649,050	28,282,930	34,328,314
- FINAME	539,429	2,559,300	2,512,536	10,305,278	15,916,543	19,934,541
- BNDES	273,674	2,340,868	1,333,683	8,343,772	12,291,997	14,273,869
- National Treasury	-	-	72,879	-	72,879	118,317
- Other institutions	192	-	1,319	-	1,511	1,587
Total in 2018	813,295	4,900,168	3,920,417	18,649,050	28,282,930
%	2.9	17.3	13.9	65.9	100.0
Total in 2017	997,761	5,043,169	4,801,059	23,486,325		34,328,314
%	2.9	14.7	14.0	68.4		100.0

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c)     Borrowing and on-lending expenses

	Accrued on March 31 - R$ thousand
	2018	2017
Borrowing:
- In Brazil	91,094	294,021
- Overseas	308,756	(1,424,174)
- Exchange variation from assets and liabilities overseas	(105,943)	763,524
Subtotal borrowing	293,907	(366,629)
On-lending in Brazil:
- BNDES	237,628	304,418
- FINAME	171,619	159,744
- National Treasury	1,265	1,981
- Other institutions	1	11
On-lending overseas:
- Payables to foreign bankers (Note 10a)	145,446	8,591
Subtotal on-lending	555,959	474,745
Total	849,866	108,116

17)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, but the amounts are not material, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -      Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

II -     Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recognized in provisions, taking into consideration the claims where Bradesco is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders may to accede the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, pending final decision of the approval decision. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        PIS and COFINS – R$2,514,742 thousand (R$2,368,203 thousand in 2017): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-        IRPJ/CSLL on losses of credits – R$1,628,319 thousand (R$1,790,415 thousand in 2017): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional

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discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-        Pension Contributions – R$1,511,346 thousand (R$1,409,990 thousand in 2017): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-        INSS Autonomous Brokers – R$652,723 thousand (R$935,589 thousand in 2017): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

-        INSS – Contribution to SAT – R$405,170 thousand (R$382,662 thousand in 2017): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV -   Provisions by nature

	On March 31 - R$ thousand
	2018	2017
Labor claims	5,760,051	5,229,181
Civil claims	5,381,613	5,109,218
Provision for tax risks	7,700,999	7,997,964
Total (Note 19b)	18,842,663	18,336,363

V -    Changes in provisions

	R$ thousand
	2018
	Labor	Civil	Tax (1)
Balance on December 31, 2017	5,554,796	5,346,563	7,589,368
Adjustment for inflation	176,862	124,799	68,542
Provisions, net of (reversals and write-offs)	403,484	256,299	50,388
Payments	(375,091)	(346,048)	(7,299)
Balance on March 31, 2018	5,760,051	5,381,613	7,700,999

(1)   Mainly include legal obligations.

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements. The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution,

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relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$6,323,649 thousand (R$5,966,078 thousand in 2017); b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98), in the amount of R$4,944,665 thousand (R$4,714,179 thousand in 2017); c) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$2,413,331 thousand (R$2,440,746 thousand in 2017) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2013, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$2,459,455 thousand (R$1,620,104 thousand in 2017); e) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No 9,718/98), from acquired companies, amounting to R$1,410,874 thousand (R$1,339,003 thousand in 2017); f) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$569,956 thousand (R$774,768 thousand in 2017); and g) IRPJ and CSLL deficiency note, amounting to R$494,361 thousand (R$469,018 thousand in 2017) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

d)   Other matters

On May 31, 2016, criminal proceedings have been opened against three members of Bradesco’s Board of Executive Officers was carried out by the Brazilian Federal Police under the so-called “Operation Zelotes.”, which investigates the alleged improper performance of members of CARF - Administrative Council of Tax Appeals. On July 28, 2016, the Public Prosecutor's Office filed charges against three members of the Board of Executive Officers and a former member of its Board of Directors that was received by the Judge of the 10th Federal Court of the Federal District Judiciary Section. Currently, only two of the members of Bradesco's Board of Directors remain in the process at that time. They presented their responses in the criminal case, pointing out the facts and evidence demonstrating their innocence. The investigation phase of the process was already completed, and is currently waiting for final allegations and the decision of the first degree court.

The Company's management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its representatives. Bradesco provided all the information to the competent regulatory bodies, in Brazil and abroad.

On account of the news of Operation Zealots, a class action was filed in the District Court of New York, on June 3, 2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On October 21, 2016, the plaintiff leader appointed by the court presented the addendum of the (Action Complaint) pointing us as defendants, as well as three members of its Board of Executive Officers. The demand, is based on the allegation that investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 suffered losses caused by alleged violation regarding the American laws of capital markets. On September 29, 2017, the Court limited the proposed class to investors who purchased ADS Bradesco between August 8, 2014 and July 27, 2016. Demand has passed to the discovery phase, so the limitation of the aforementioned class would be maintained. Considering the stage that the demand is, it is not possible, to gauge the exposure and there are insufficient elements to carry out a risk assessment.

Bradesco was also summoned by the Corregedoria Geral do Ministério da Fazenda on the opening of an Administrative Accountability Process ("PAR"). This process may imply the application of a fine and / or mention in public lists that may eventually bring restrictions on business with public entities.

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18)    SUBORDINATED DEBT

a)     Composition by maturity

	On March 31 - R$ thousand
	Original term in years	Nominal amount	2018	2017
In Brazil:
Subordinated CDB:
2019	10	20,000	64,090	57,813
Financial bills:
2017 (1)	6	6,688,653	-	8,665,729
2018 (2)	6	5,095,196	6,211,215	10,019,197
2019	6	21,858	36,879	34,195
2017 (1)	7	40,100	-	98,714
2018 (2)	7	140,650	325,581	301,346
2019	7	3,172,835	3,502,163	3,530,536
2020	7	1,700	2,858	2,665
2022	7	4,305,011	5,705,481	5,227,888
2023	7	1,359,452	1,731,662	1,575,036
2024	7	67,450	75,463	69,010
2018 (2)	8	50,000	-	114,849
2019	8	12,735	29,016	25,950
2020	8	28,556	55,590	50,881
2021	8	1,236	2,067	1,933
2023	8	1,706,846	2,314,235	2,087,680
2024	8	136,695	162,466	148,031
2025	8	6,193,653	6,316,994	197,355
2021	9	7,000	13,357	12,212
2024	9	4,924	6,808	6,016
2025	9	400,944	464,773	431,567
2021	10	19,200	41,475	38,134
2022	10	54,143	101,525	93,543
2023	10	688,064	1,083,795	1,023,933
2025	10	284,137	406,128	355,206
2026	10	361,196	448,898	406,109
2027	10	258,743	279,293	34,952
2026	11	3,400	4,163	3,881
2027	11	47,046	55,061	50,169
2028 (3)	11	74,764	78,821	-
Perpetual		5,000,000	5,104,783	5,207,121
Subtotal in Brazil			34,624,640	39,871,651
Overseas:
2019	10	1,333,575	2,493,785	2,377,191
2021	11	2,766,650	5,374,841	5,119,784
2022	11	1,886,720	3,666,825	3,493,159
Issuance costs on funding			(11,829)	(16,157)
Subtotal overseas			11,523,622	10,973,977
Total (4) (5)			46,148,262	50,845,628

(1) Subordinated debt transactions that matured in 2017;
(2) Transactions of subordinated debt due in the first quarter of 2018;

(3) New issues of financial letters, in 2017, referring to subordinate debts were recognized under the heading “Eligible Debt Capital Instruments”;
(4) It includes the amount of R$23,155,027 thousand (R$15,500,022 thousand in 2017), referring to subordinated debts recognized in “Eligible Debt Capital Instruments”; and
(5) The information on results are presented on Note 15d, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

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b)    Net movement of subordinated debts

	R$ thousand
	2018	2017
Opening balance on December 31	50,179,401	52,611,063
Issuance	-	294,646
Interest	887,749	1,515,183
Settlement and interest payments	(4,974,473)	(3,256,468)
Exchange variation	55,585	(318,796)
Closing balance on March 31	46,148,262	50,845,628

19)    OTHER LIABILITIES

a)   Tax and social security

	On March 31 - R$ thousand
	2018	2017
Provision for deferred income tax (Note 33f)	5,265,594	3,878,233
Taxes and contributions on profit payable	1,303,213	2,233,276
Taxes and contributions payable	1,105,568	1,258,758
Total	7,674,375	7,370,267

b)   Sundry

	On March 31 - R$ thousand
	2018	2017
Credit card operations (1)	5,460,915	7,007,682
Civil, tax and labor provisions (Note 17b) (2)	18,842,663	18,336,363
Loan assignment obligations	7,894,081	8,202,522
Provision for payments	7,506,586	7,239,581
Sundry creditors	4,191,922	5,981,920
Liabilities for acquisition of assets and rights	1,362,537	1,411,411
Obligations by quotas of investment funds	1,662,013	602,143
Other (3)	4,574,206	3,188,252
Total	51,494,923	51,969,874

(1) According to Bacen Circular Letter No. 3,828/17, which changes the accounting in payment arrangements (Credit Card Transactions), in March 2018, part of these transactions were classified under "Interbank accounts" in the amount of R$19,461,159 thousand. For comparison purposes, the balances of prior periods were also reclassified in the amount of R$15,371,436 thousand;

(2) According to Bacen Circular Letter No. 3,782/16, “Provisions for tax risks” were reclassified from “Other liabilities - Tax and social security” to “Other liabilities - Sundry"; and
(3) On March 31, 2018, it includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16 (Note 9g).

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

The amounts guaranteed as of March 31, 2018 were as follows: (i) R$341,671 thousand, referring to guarantees related to international trade of goods, with a provision of R$2,217 thousand; (ii) R$254,794 thousand, referring to guarantees related to bidding, auctions, service rendering or execution of works, with a provision of R$7,882 thousand; (iii) R$537,974 thousand, referring to guarantees related to the supply of goods, with a provision of R$47,474 thousand; (iv) R$38,300,793 thousand, referring to sureties or guarantees in judicial and administrative proceedings of tax nature, with a provision of R$315,188 thousand; and (v) R$33,240,565 thousand, referring to other bank guarantees, with a provision of R$426,482 thousand (Note 19b).

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20)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On March 31 - R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Current and long-term liabilities
Mathematical reserve for unvested benefits	1,188,185	923,274	210,927,204	190,595,683	-	-	212,115,389	191,518,957
Mathematical reserve for vested benefits	326,790	219,715	8,090,020	9,120,975	-	-	8,416,810	9,340,690
Mathematical reserve for capitalization bonds	-	-	-	-	6,679,396	6,403,767	6,679,396	6,403,767
Reserve for claims incurred but not reported (IBNR)	3,348,554	2,960,356	1,029,586	1,279,671	-	-	4,378,140	4,240,027
Unearned premium reserve	3,975,460	4,167,185	661,244	544,118	-	-	4,636,704	4,711,303
Complementary reserve for coverage	-	-	847,593	899,117	-	-	847,593	899,117
Reserve for unsettled claims	4,261,582	4,623,457	1,637,005	1,649,506	-	-	5,898,587	6,272,963
Reserve for financial surplus	-	-	524,314	533,169	-	-	524,314	533,169
Reserve for draws and redemptions	-	-	-	-	915,037	923,405	915,037	923,405
Other reserves (4)	2,159,600	2,055,115	4,552,216	2,430,167	107,465	103,864	6,819,281	4,589,146
Total technical provisions	15,260,171	14,949,102	228,269,182	207,052,406	7,701,898	7,431,036	251,231,251	229,432,544

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b)   Guarantees for technical provisions

	On March 31 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Total technical provisions	15,260,171	14,949,102	228,269,182	207,052,406	7,701,898	7,431,036	251,231,251	229,432,544
(-) Commercialization surcharge – extended warranty	(116,101)	(207,653)	-	-	-	-	(116,101)	(207,653)
(-) Portion corresponding to contracted reinsurance	(156,832)	(831,490)	(21,948)	(38,771)	-	-	(178,780)	(870,261)
(-) Receivables	(865,259)	(963,629)	-	-	-	-	(865,259)	(963,629)
(-) Unearned premium reserve – Health and dental insurance (3)	(1,260,404)	(1,190,172)	-	-	-	-	(1,260,404)	(1,190,172)
(-) Reserves from DPVAT agreements	(543,659)	(498,662)	-	-	-	-	(543,659)	(498,662)
To be insured	12,317,916	11,257,496	228,247,234	207,013,635	7,701,898	7,431,036	248,267,048	225,702,167

Investment fund quotas (VGBL and PGBL)	-	-	193,861,861	174,002,444	-	-	193,861,861	174,002,444
Investment fund quotas (excluding VGBL and PGBL)	4,947,883	7,130,019	22,631,805	24,620,629	1,185,602	2,568,345	28,765,290	34,318,993
Government securities	9,260,169	5,827,030	19,267,104	16,087,059	7,462,085	5,731,106	35,989,358	27,645,195
Shares	3,023	2,378	1,569,504	1,623,330	-	-	1,572,527	1,625,708
Private securities	14,668	108,078	154,799	161,595	38,904	39,707	208,371	309,380
Total technical provision guarantees	14,225,743	13,067,505	237,485,073	216,495,057	8,686,591	8,339,158	260,397,407	237,901,720

(1) “Other reserves” - Insurance primarily refers to technical provisions of the “individual health plans” portfolio;
(2) “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses” and “Other reserves”;
(3) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15; and

(4) In other technical provisions, of Life and Pension Plans, R$2,007,136 thousand is being considered in mathematical reserves of benefits to be granted and benefits granted, upon SUSEP’s authorization.

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c)   Insurance, pension plan contribution and capitalization bond retained premiums

	Accrued on March 31 - R$ thousand
	2018	2017
Written premiums	9,199,035	8,982,595
Pension plan contributions (including VGBL)	7,056,032	7,602,184
Capitalization bond income	1,425,529	1,446,268
Granted coinsurance premiums	(9,054)	(14,770)
Refunded premiums	(101,456)	(68,575)
Net written premiums earned	17,570,086	17,947,702
Reinsurance premiums paid	(18,164)	(53,150)
Insurance, pension plan and capitalization bond retained premiums	17,551,922	17,894,552

21)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On March 31 - R$ thousand
	2018	2017
Banco Bradesco BBI S.A.	18,201	16,670
Other (1)	580,810	470,411
Total	599,011	487,081

(1)  Primarily relates to the non-controlling interest in the subsidiary “Odontoprev”.

22)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On March 31
	2018 (1)	2017
Common	3,359,929,223	3,054,481,112
Preferred	3,359,928,872	3,054,480,793
Subtotal	6,719,858,095	6,108,961,905
Treasury (common shares)	(5,535,803)	(5,032,549)
Treasury (preferred shares)	(20,741,320)	(18,855,746)
Total outstanding shares	6,693,580,972	6,085,073,610

(1) Includes effect of bonus of shares of 10%.

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2017	3,049,448,563	3,035,625,047	6,085,073,610
Increase of capital stock with issuing of shares – bonus of 10% (1)	305,448,111	305,448,079	610,896,190
Increase of shares in treasury – bonus of 10%	(503,254)	(1,885,574)	(2,388,828)
Number of outstanding shares as at March 31, 2018	3,354,393,420	3,339,187,552	6,693,580,972

(1) It benefited the shareholders registered in the records of Bradesco on March 29, 2018.

In the Extraordinary General Meeting of March 12, 2018, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$59,100,000 thousand to R$67,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 610,896,190 new nominative-book entry shares, with no nominal value, whereby 305,448,111 are common and 305,448,079 are preferred shares, attributed

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free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 16, 2018.

c)   Interest on Shareholders’ Equity

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

Interest on shareholders’ equity for the year ended March 31, 2018 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	4,466,721
(-) Legal reserve	223,336
Adjusted calculation basis	4,243,385
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	1,787,537
Withholding income tax on interest on shareholders' equity	(268,131)
Interest on own capital (net) accumulated in March 2018	1,519,406	35.81
Interest on own capital (net) accumulated in March 2017	1,568,153	40.55

(1) Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.051749	0.056924	300,551	45,083	255,468
Supplementary interest paid on shareholders´ equity	0.265905	0.292495	1,544,335	231,650	1,312,685
Total accrued on March 31, 2017	0.317654	0.349419	1,844,886	276,733	1,568,153

Monthly interest on shareholders’ equity paid	0.051749	0.056924	330,604	49,591	281,013
Supplementary interest on shareholders’ equity provisioned	0.207319	0.228051	1,456,933	218,540	1,238,393
Total accrued on March 31, 2018	0.259068	0.284975	1,787,537	268,131	1,519,406

d)   Treasury shares

A total of 5,535,803 common shares and 20,741,320 preferred shares, with the share bonus effect of 10%, had been acquired, totaling R$440,514 thousand until March 31, 2018, and remain in treasury. The minimum, average and maximum cost per common share is R$19.34965, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$38.47 per common share and R$39.50 per preferred share on March 31, 2018.

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23)    FEE AND COMMISSION INCOME

	Accrued on March 31 - R$ thousand
	2018	2017
Credit card income	1,691,320	1,647,921
Checking account	1,746,519	1,599,786
Loans	724,134	730,995
Collections	499,533	478,303
Consortium management	383,067	369,496
Asset management	410,311	341,717
Underwriting/ Financial Advisory Services	153,512	180,260
Custody and brokerage services	149,068	184,627
Payments	111,715	107,939
Other	166,630	147,848
Total	6,035,809	5,788,892

24)    PAYROLL AND RELATED BENEFITS

	Accrued on March 31 - R$ thousand
	2018	2017
Salaries	2,045,003	2,177,118
Benefits	1,094,353	1,097,214
Social security charges	700,673	793,735
Employee profit sharing	372,994	374,095
Provision for labor claims	403,484	163,673
Training	18,866	30,051
Total	4,635,373	4,635,886

25)    OTHER ADMINISTRATIVE EXPENSES

	Accrued on March 31 - R$ thousand
	2018	2017
Outsourced services	1,171,905	1,225,014
Depreciation and amortization	684,360	653,748
Data processing	511,878	493,609
Communication	392,501	434,663
Asset maintenance	272,070	269,760
Rental	286,568	287,286
Financial system services	241,084	259,489
Advertising and marketing	228,117	140,453
Security and surveillance	193,925	209,986
Transport	185,474	185,591
Water, electricity and gas	104,967	112,475
Supplies	53,299	71,952
Travel	57,765	49,288
Other	238,774	252,218
Total	4,622,687	4,645,532

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26)    TAX EXPENSES

	Accrued on March 31 - R$ thousand
	2018	2017
Contribution for Social Security Financing (COFINS)	962,668	1,123,355
Social Integration Program (PIS) contribution	159,271	185,013
Tax on Services (ISSQN)	239,560	168,373
Municipal Real Estate Tax (IPTU) expenses	61,741	61,260
Other	86,882	112,877
Total	1,510,122	1,650,878

27)    OTHER OPERATING INCOME

	Accrued on March 31 - R$ thousand
	2018	2017
Other interest income	505,449	506,132
Reversal of other operating provisions (1)	501,078	3,453,437
Revenues from recovery of charges and expenses	103,323	95,189
Gains on sale of goods	4,298	662
Other	569,780	547,849
Total	1,683,928	4,603,269

(1) In the first quarter of 2018, it includes: (i) reversal of generic provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, pursuant to Resolution No. 4,512/16; and (ii) reversals of: (a) provision for tax risks regarding the PIS process, to offset overpaid amounts; and (b) provision for tax risks related to IRPJ/CSLL on credit losses.

28)    OTHER OPERATING EXPENSES

	Accrued on March 31 - R$ thousand
	2018	2017
Other finance costs	1,020,588	1,417,081
Sundry losses	368,790	428,338
Discount granted	309,778	355,926
Commissions on loans and financing	162,640	253,436
Intangible assets amortization	267,929	249,941
Goodwill amortization (Note 14a)	611,513	586,206
Other (1)	1,639,654	1,833,126
Total	4,380,892	5,124,054

(1) In the first quarter of 2017, it includes a specific provision for guarantees provided, encompassing sureties, guarantees and credit letters, pursuant to Resolution No. 4,512/16.

29)    NON-OPERATING INCOME (LOSS)

	Accrued on March 31 - R$ thousand
	2018	2017
Gain/loss on sale and write-off of assets and investments	(181,032)	(116,070)
Recording/reversal of non-operating provisions (1)	(31,214)	(46,238)
Other	2,308	29,382
Total	(209,938)	(132,926)

(1) Includes primarily allowance for non-use assets (BNDU).

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30)    RELATED-PARTY TRANSACTIONS

a)   Related-party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On March 31 - R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Assets
Interbank investments	-	-	655,936	564,496	-	-	655,936	564,496
Receivable from associates companies	-	-	2,752	2,292	-	-	2,752	2,292
Other assets	-	-	7,703	5,764	-	-	7,703	5,764
Liabilities
Demand deposits/Savings accounts	25	26	12,843	5,670	16,251	15,811	29,119	21,507
Time deposits	922,430	1,379,643	324,107	45,143	89,164	146,635	1,335,701	1,571,421
Securities sold under agreements to repurchase	-	735,234	5,009	414,772	6,528	14,613	11,537	1,164,619
Funds from issuance of securities	7,580,187	5,966,822	-	-	857,494	866,208	8,437,681	6,833,030
Derivative financial instruments	27,800	27,540	-	-	-	-	27,800	27,540
Interest on own capital and dividends payable	603,235	591,351	-	-	-	-	603,235	591,351
Other liabilities	-	-	7,981,401	8,759	-	-	7,981,401	8,759

	Accrued on March 31 - R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Income from financial intermediation	-	-	10,365	16,118	-	-	10,365	16,118
Financial intermediation expenses	(141,228)	(254,062)	(5,265)	(13,582)	(13,834)	(26,455)	(160,327)	(294,099)
Income from services provided	-	-	72,309	100,383	-	-	72,309	100,383
Expenses in operations with derivatives	(249)	(6,859)	-	-	-	-	(249)	(6,859)
Other expenses net of other operating revenues	(315)	(640)	(46,983)	(56,413)	-	-	(47,298)	(57,053)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

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b)   Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2018, the maximum amount of R$479,820 thousand was set for Management compensation and R$491,530 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and / or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	Accrued on March 31 - R$ thousand
	2018	2017
Salaries	105,937	110,370
Total	105,937	110,370

Post-employment benefits

	Accrued on March 31 - R$ thousand
	2018	2017
Defined contribution supplementary pension plans	114,402	101,339
Total	114,402	101,339

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On March 31
	2018	2017
● Common shares	0.45%	0.68%
● Preferred shares	1.02%	1.13%
● Total shares (1)	0.73%	0.91%

(1) On March 31, 2018, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.27% of common shares, 1.05% of preferred shares and 1.67% of all shares (3.13% of common shares, 1.17% of preferred shares and 2.15% of all shares in 2017).

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31)    RISK AND CAPITAL MANAGEMENT

a)     Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. Within Bradesco the dissemination of knowledge amongst employees at all hierarchical levels is stimulated, from the business areas to the Board of Directors.

Risk and capital management structures have established policies, standards and procedures, ensuring that the Bradesco Organization maintains a control process consistent with the nature of its operations, complexity of its products and services, activities, processes, systems and the extent of its exposure to risks. These structures are also composed by a number of committees, commissions and departments that provide support to the Senior Management and the Board of Directors in decision-making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee (COGIRAC) and Risk Committee, whose purpose is to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risk exposures may be found in Investors Relations website at bradescori.com.br – Market Information.

b)    Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On March 31 - R$ thousand
	Prudential Conglomerate
	2018	2017
Tier I capital	78,206,022	73,122,571
Common equity	73,101,239	67,915,450
Shareholders’ equity	113,775,893	104,558,450
Non-controlling interest / Other	186,400	33,639
Prudential adjustments (1)	(40,861,054)	(36,676,639)
Additional capital	5,104,783	5,207,121
Tier II capital	21,963,699	19,797,079
Subordinated debts (Resolution No. 4,192/13)	16,312,783	10,146,950
Subordinated debts (previous to CMN Resolution No. 4,192/13)	5,650,916	9,650,129
Reference Equity (a)	100,169,721	92,919,650

- Credit risk	567,007,118	546,209,857
- Market risk	10,641,832	13,097,005
- Operational risk	53,509,834	48,156,699
Risk-weighted assets – RWA (b)	631,158,784	607,463,561

Basel ratio (a/b)	15.9%	15.3%
Tier I capital	12.4%	12.0%
- Principal capital	11.6%	11.2%
- Additional capital	0.8%	0.8%
Tier II capital	3.5%	3.3%

(1) As from January 2018, the factor applied to prudential adjustments went from 80% to 100%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13.

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c) Indicator of Global Systemic Importance (IASG)

According to Bacen Circular Letter No 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IASG), disclosed in Investor Relations website (bradesco.com.br/ri - Market Information - Reports and Spreadsheets - Reports - Risk Management Report – Pillar 3).

d) VaR Internal Model – Trading Portfolio

The Trading Portfolio is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage.

Below is the 1-day VaR:

Risk factors	On March 31 - R$ thousand
	2018	2017
Fixed rates	2,837	12,563
IGPM/IPCA	4,153	976
Exchange coupon	98	1,007
Foreign currency	4,881	977
Equities	205	572
Sovereign/Eurobonds and Treasuries	4,743	4,072
Other	2	2
Correlation/diversification effect	(1,324)	(4,908)
VaR (Value at Risk)	15,595	15,261

Amounts net of tax.

e)    Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of market movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.34 a scenario of R$3.37 was used, while for a 1-year fixed interest rate of 6.33%, a 6.34% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.34 a scenario of R$4.17 was used, while for a 1-year fixed interest rate of 6.33%, a 7.91% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.34 a scenario of R$5.01 was used, while for a 1-year fixed interest rate of 6.33%, a 9.49% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

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The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Top Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

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I - Sensitivity Analysis – Trading Portfolio

		On March 31 - R$ thousand
		Trading Portfolio (1)
		2018			2017
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(95)	(14,225)	(28,389)	(801)	(190,706)	(374,174)
Price indexes	Exposure subject to variations in price index coupon rates	(208)	(22,775)	(42,804)	(52)	(6,637)	(12,743)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(5)	(414)	(823)	(14)	(749)	(1,467)
Foreign currency	Exposure subject to exchange rate variations	(2,776)	(69,898)	(139,796)	(460)	(11,489)	(22,979)
Equities	Exposure subject to variation in stock prices	(54)	(1,359)	(2,719)	(167)	(6,566)	(4,572)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(134)	(19,447)	(38,611)	(284)	(12,261)	(24,432)
Other	Exposure not classified in other definitions	-	(2)	(5)	-	(30)	(60)
Total excluding correlation of risk factors		(3,272)	(128,120)	(253,147)	(1,778)	(228,438)	(440,427)
Total including correlation of risk factors		(2,464)	(45,682)	(91,426)	(1,010)	(197,939)	(390,333)

(1) Amounts net of tax.

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Presented below are the impacts of the financial exposures also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		On March 31 - R$ thousand
		Trading and Banking Portfolios (1)
		2018			2017
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(15,039)	(2,687,713)	(5,217,110)	(9,861)	(2,588,771)	(5,026,570)
Price indexes	Exposure subject to variations in price index coupon rates	(5,017)	(586,674)	(1,063,304)	(6,152)	(714,043)	(1,288,198)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(815)	(71,431)	(138,596)	(533)	(40,481)	(78,230)
Foreign currency	Exposure subject to exchange rate variations	(3,697)	(86,715)	(173,429)	(3,099)	(77,450)	(154,900)
Equities	Exposure subject to variation in stock prices	(16,648)	(416,206)	(832,412)	(16,016)	(398,125)	(805,384)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(2,550)	(66,941)	(133,427)	(1,772)	(47,070)	(94,672)
Other	Exposure not classified in other definitions	(31)	(764)	(1,527)	(16)	(406)	(812)
Total excluding correlation of risk factors		(43,797)	(3,916,444)	(7,559,805)	(37,449)	(3,866,346)	(7,448,766)
Total including correlation of risk factors		(29,681)	(3,402,425)	(6,565,404)	(23,737)	(3,221,829)	(6,222,763)

(1) Amounts net of tax effects.

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f)     Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard (available at www.bradescosustentabilidade.com.br/site/).

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

The following table sets forth the credit operation framed in the Equator Principles contracted in the last 12 months (from April 2017 to March 2018):

	Number of operation by category (Equator Principles)
	A (High risk)	B (Medium risk)	C (Low risk)
Sector
Electricity	-	-	-
Infrastructure	-	1	-
Region
Northeast	-	-	-
Southeast	-	1	-

R$ thousand
Total project value	826,200
Bradesco's participation (loan)	301,795

In the first quarter of 2018 there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles III.

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g)    Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On March 31 - R$ thousand
	2018			2017
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,201,306,897	1,123,963,328	77,343,569	69,629,494
Cash and due from banks	17,807,399	14,013,295	3,794,104	2,227,326
Interbank investments	140,870,167	139,677,932	1,192,235	1,825,654
Securities and derivative financial instruments	516,559,089	493,580,903	22,978,186	14,380,950
Interbank and interdepartmental accounts	72,287,341	72,287,341	-	-
Loans and leasing	291,476,158	262,660,652	28,815,506	34,082,287
Other receivables and assets	162,306,743	141,743,205	20,563,538	17,113,277
Permanent assets	30,102,191	30,066,894	35,297	38,452
Investments	8,003,779	8,003,779	-	-
Premises and equipment and leased assets	7,811,648	7,789,472	22,176	24,153
Intangible assets	14,286,764	14,273,643	13,121	14,299
Total	1,231,409,088	1,154,030,222	77,378,866	69,667,946

Liabilities
Current and long-term liabilities	1,116,664,441	1,048,115,726	68,548,715	73,041,159
Deposits	271,658,595	259,513,669	12,144,926	19,293,794
Securities sold under agreements to repurchase	228,883,992	219,565,655	9,318,337	8,068,986
Funds from issuance of securities	142,589,826	139,720,010	2,869,816	2,966,599
Interbank and interdepartmental accounts	25,777,547	22,360,484	3,417,063	3,106,922
Borrowing and on-lending	47,734,757	27,962,670	19,772,087	21,808,571
Derivative financial instruments	18,277,419	17,642,457	634,962	315,884
Technical provision for insurance, pension plans and capitalization bonds	251,231,249	251,225,713	5,536	689
Other liabilities:
- Subordinated debts	46,148,262	34,624,640	11,523,622	10,973,977
- Others	84,362,794	75,500,428	8,862,366	6,505,737
Deferred income	369,743	369,743	-	-
Non-controlling interests in subsidiaries	599,011	599,011	-	-
Shareholders’ equity	113,775,893	113,775,893	-	-
Total	1,231,409,088	1,162,860,373	68,548,715	73,041,159

Net position of assets and liabilities			8,830,151	(3,373,213)
Net position of derivatives (2)			(57,232,695)	(44,306,742)
Other net off-balance-sheet accounts (3)			(563,970)	380,378
Net exchange position (liability)			(48,966,514)	(47,299,577)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and
(3) Other commitments recognized in off-balance-sheet accounts.

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II - The statement of financial position by maturity

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	671,172,378	114,225,676	71,032,032	344,876,811	-	1,201,306,897
Cash and due from banks	17,807,399	-	-	-		17,807,399
Interbank investments (1)	116,450,430	20,672,869	2,594,593	1,152,275		140,870,167
Securities and derivative financial instruments (1) (2)	373,533,272	6,701,933	14,143,201	122,180,683		516,559,089
Interbank and interdepartmental accounts	71,024,684	54,878	-	1,207,779		72,287,341
Loans and leasing	27,656,193	63,618,413	43,348,999	156,852,553		291,476,158
Other receivables and assets	64,700,400	23,177,583	10,945,239	63,483,521		162,306,743
Permanent assets	361,629	1,803,518	2,131,636	16,976,184	8,829,224	30,102,191
Investments					8,003,779	8,003,779
Premises and equipment	107,910	539,548	647,457	5,691,288	825,445	7,811,648
Intangible assets	253,719	1,263,970	1,484,179	11,284,896	-	14,286,764
Total in March 31, 2018	671,534,007	116,029,194	73,163,668	361,852,995	8,829,224	1,231,409,088
Total in March 31, 2017	664,902,925	96,227,105	63,817,721	356,276,165	8,156,952	1,189,380,868

Liabilities
Current and long-term liabilities	670,300,722	83,577,245	66,651,597	296,134,877	-	1,116,664,441
Deposits (3)	143,649,045	11,171,906	11,678,918	105,158,726		271,658,595
Securities sold under agreements to repurchase (1)	207,176,768	7,037,036	10,572,118	4,098,070		228,883,992
Funds from issuance of securities	6,491,541	38,595,653	32,019,474	65,483,158		142,589,826
Interbank and interdepartmental accounts	25,777,547	-	-	-		25,777,547
Borrowing and on-lending	2,653,374	16,584,334	8,398,224	20,098,825		47,734,757
Derivative financial instruments	17,576,378	161,553	191,595	347,893		18,277,419
Technical provisions for insurance, pension plans and capitalization bonds (3)	215,311,227	4,149,838	1,548,697	30,221,487		251,231,249
Other liabilities:
- Subordinated debts	1,762,556	4,571,947	355,285	39,458,474		46,148,262
- Others	49,902,286	1,304,978	1,887,286	31,268,244		84,362,794
Deferred income	369,743	-	-	-		369,743
Non-controlling interests in subsidiaries	-	-	-	-	599,011	599,011
Shareholders’ equity	-	-	-	-	113,775,893	113,775,893
Total in March 31, 2018	670,670,465	83,577,245	66,651,597	296,134,877	114,374,904	1,231,409,088
Total in March 31, 2017	611,390,633	121,801,849	84,138,839	267,004,016	105,045,531	1,189,380,868

Net assets accumulated on March 31, 2018	863,542	33,315,491	39,827,562	105,545,680
Net assets accumulated on March 31, 2017	53,512,292	27,937,548	7,616,430	96,888,579

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

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32)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Bradesco sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the first quarter of 2018 totaled R$260,337 thousand (R$223,803 thousand in 2017).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$ 1,113,219 thousand during the first quarter of 2018 (R$1,127,265 thousand in 2017).

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Notes to the Consolidated Financial Statements

33)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Accrued on March 31 - R$ thousand
	2018	2017
Income before income tax and social contribution	7,550,892	6,923,295
Total burden of income tax and social contribution at the current rates (1)	(3,397,901)	(3,115,483)
Effect on the tax calculation:
Equity investment in unconsolidated and jointly controlled companies	192,530	192,841
Net non-deductible expenses of nontaxable income	11,112	(22,370)
Interest on shareholders’ equity (paid and payable)	804,392	830,199
Other amounts (2)	(633,579)	(701,982)
Income tax and social contribution for the period	(3,023,446)	(2,816,795)

(1) Current rates: (i) 25% for income tax; (ii) 20% for the social contribution to financial and companies treated as such, including the insurance segment, and of 9% for the other companies (Note 3h); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate 45% shown; and (iii) the deduction incentives.

b)   Breakdown of income tax and social contribution in the statement of income

	Accrued on March 31 - R$ thousand
	2018	2017
Current taxes:
Income tax and social contribution payable	(3,103,977)	(4,055,415)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	382,538	2,134,850
Use of opening balances of:
Social contribution loss	(204,537)	(430,200)
Income tax loss	(195,356)	(528,233)
Constitution in the period on:
Social contribution loss	66,544	26,485
Income tax loss	31,342	35,718
Total deferred tax assets	80,531	1,238,620
Income tax and social contribution for the period	(3,023,446)	(2,816,795)

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c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2017	Amount recorded	Realized / Decrease	Balance on 03/31/2018
Allowance for loan losses	29,789,386	2,021,665	1,469,621	30,341,430
Civil provisions	2,191,002	201,471	188,200	2,204,273
Tax provisions	2,874,482	50,945	20,049	2,905,378
Labor provisions	2,160,997	255,588	163,108	2,253,477
Provision for devaluation of securities and investments	239,482	22,062	4,151	257,393
Provision for devaluation of foreclosed assets	607,613	88,025	79,583	616,055
Adjustment to fair value of trading securities	3,704,394	267,771	716,162	3,256,003
Amortization of goodwill	346,069	9,973	6,274	349,768
Provision for interest on own capital (1)	-	655,628		655,628
Other	4,921,716	768,736	1,312,178	4,378,274
Total deductible taxes on temporary differences	46,835,141	4,341,864	3,959,326	47,217,679
Income tax and social contribution losses in Brazil and overseas	5,003,872	97,886	399,893	4,701,865
Subtotal (2)	51,839,013	4,439,750	4,359,219	51,919,544
Adjustment to fair value of available-for-sale securities	557,807	24,368	104,272	477,903
Total deferred tax assets (Note 10b)	52,396,820	4,464,118	4,463,491	52,397,447
Deferred tax liabilities (Note 33f)	4,562,687	2,380,956	1,678,049	5,265,594
Deferred tax assets, net of deferred tax liabilities	47,834,133	2,083,162	2,785,442	47,131,853
- Percentage of net deferred tax assets on capital (Note 31)	45.7%			47.1%
- Percentage of net deferred tax assets over total assets	3.9%			3.8%

(1) The tax credit on interest on capital is accounted for up to the permitted tax limit; and

(2) Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h). With regard to the temporary effects produced by the adoption of Law No. 13,169/15, which raised the rate of the social contribution to 20%, the deferred tax assets, are calculated based on the expected implementation.

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2018	5,737,922	3,958,888	91,150	109,045	9,897,005
2019	6,780,270	4,088,829	94,608	82,348	11,046,055
2020	6,250,924	3,728,777	93,883	79,426	10,153,010
2021	5,089,639	3,043,954	600,744	377,059	9,111,396
2022	2,946,845	1,748,577	740,103	491,650	5,927,175
After 2022	2,406,186	1,436,868	833,506	1,108,343	5,784,903
Total	29,211,786	18,005,893	2,453,994	2,247,871	51,919,544

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On March 31, 2018, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$48,955,974 thousand (R$47,626,390 thousand in 2017), of which: R$44,731,319 thousand (2017 - R$43,357,124 thousand) of temporary differences; and R$4,224,655 thousand (R$4,269,266 thousand in 2017) to tax losses and negative basis of social contribution.

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Notes to the Consolidated Financial Statements

e)   Unrecognized deferred tax assets

On March 31, 2018, deferred tax assets of R$17,477 thousand (R$20,672 thousand in 2017) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On March 31 - R$ thousand
	2018	2017
Fair value adjustment to securities and derivative financial instruments	2,290,085	1,399,384
Difference in depreciation	272,625	348,870
Judicial deposit and others	2,702,884	2,129,979
Total	5,265,594	3,878,233

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

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Notes to the Consolidated Financial Statements

34)    OTHER INFORMATION

a)   Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On March 31 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2018		2018	2017	2018	2017
Securities and derivative financial instruments (Notes 3e, 3f and 7)	516,559,089	519,049,899	6,359,038	5,703,465	2,490,810	3,584,916
- Adjustment of available-for-sale securities (Note 7bII)			3,868,228	2,118,549
- Adjustment of held-to-maturity securities (Note 7c item 4)			2,490,810	3,584,916	2,490,810	3,584,916
Loan and leases (Notes 2, 3g and 9) (1)	370,763,670	371,264,030	500,360	(4,936,278)	500,360	(4,936,278)
Investments (Notes 3j and 12) (2)	8,003,779	30,578,216	22,574,437	22,980,419	22,574,437	22,980,419
Treasury shares (Note 22d)	440,514	1,032,244	-	-	591,730	261,161
Time deposits (Notes 3n and 15a)	135,047,583	134,825,815	221,768	337,298	221,768	337,298
Funds from issuance of securities (Note 15c)	142,589,826	142,289,135	300,691	62,205	300,691	62,205
Borrowing and on-lending (Notes 16a and 16b)	47,734,757	47,894,549	(159,792)	(265,307)	(159,792)	(265,307)
Subordinated debts (Note 18)	46,148,262	46,688,713	(540,451)	(560,372)	(540,451)	(560,372)
Unrealized gains excluding tax			29,256,051	23,321,430	25,979,553	21,464,042

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and
(2) Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

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Notes to the Consolidated Financial Statements

b)    The Organization manages investment funds and portfolios with net assets which, on March 31, 2018, amounted to R$841,982,640 thousand (R$786,139,579 thousand in 2017).

c)   Consortium funds

	On March 31 - R$ thousand
	2018	2017
Monthly estimate of funds receivable from consortium members	641,083	596,419
Contributions payable by the group	30,574,087	29,952,349
Consortium members - assets to be included	26,576,688	26,301,008
Credits available to consortium members	6,059,983	5,673,320

b)

	On March 31 - In units
	2018	2017
Number of groups managed	3,448	3,684
Number of active consortium members	1,422,020	1,375,356
Number of assets to be included	623,461	642,464

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) has issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Until March 31, 2018, the accounting pronouncements approved by CMN and adopted by Bradesco in prior periods were as follows:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10 - R1);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Basic Conceptual Pronouncement (R1); and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33 – R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on March 8, 2018, Bradesco published its consolidated financial statements for December 31, 2017 and 2016 on its website, in accordance with IFRS.

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Notes to the Consolidated Financial Statements

e)     In the first quarter of 2018, in order to adjust the structural levels of compulsory deposits, simplify and improve the rules and induce a reduction in the cost of credit, the Central Bank changed its rules for the collection of compulsory deposits, according to the table below:

Description	Standard before amendment	Amended standard
Savings deposits	The compulsory savings reserve was 24.5% on the calculation basis defined in regulation.	As from May 5, 2018, the compulsory savings savings will be reduced to 20% on the calculation basis defined in regulation.
Savings deposits (Rural)	The reserve requirements on rural savings was 21% on the basis of calculation defined in regulation.	As from May 5, 2018, the compulsory payment on rural savings will be reduced to 20% on the calculation basis defined in regulation.
Demand deposits

The daily verification of compliance with the requirement to pay cash deposits was made in accordance with the sum of the daily closing balance of the Bank Reserves account, the arithmetic mean of the financial institution's deposits recorded under "1.1.1.10.00-6 Cash "of Cosif at the close of each business day of the respective calculation period up to the limit of 40% (forty percent) of the chargeable charge to the institution and of the balance of operations valid for deduction of the compulsory payment on demand, verified in the respective calculation period, considering their respective regulatory limits.

As from May 5, 2018, the daily verification of the fulfillment of demand for payment of demand deposits shall be made according to the sum of the daily closing balance of the Bank Reserves account and the base value-sight, valid for deduction of the withdrawal on demand resources.

The deductibility value of the base calculation of the reserve requirement on demand resources corresponding to the arithmetic average of the RSVs calculated in the calculation period, was R$ 70,000,000.00.

From May 7, 2018, the deductible value of the compulsory reserve on demand resources corresponding to the arithmetic average of the RSVs calculated in the calculation period will be R$ 200,000,000.00.
	The compulsory reserve on demand was 40%, based on the calculation basis defined in regulations.	As of May 7, 2018, the compulsory reserve on cash resources will be 25%, based on the calculation defined in regulations.

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Management Bodies

Reference date: April 25, 2018

Board of Directors

Chairman

Luiz Carlos Trabuco Cappi

Vice-Chairman

Carlos Alberto Rodrigues Guilherme

Members

Denise Aguiar Alvarez

João Aguiar Alvarez

Milton Matsumoto

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Board

Executive Officers

Chief Executive Officer

Octavio de Lazari Junior

Executive Vice-Presidents

Josué Augusto Pancini

Maurício Machado de Minas

Marcelo de Araújo Noronha

André Rodrigues Cano

Cassiano Ricardo Scarpelli

Eurico Ramos Fabri

Managing Directors

Denise Pauli Pavarina

Moacir Nachbar Junior

Renato Ejnisman

Walkiria Schirrmeister Marchetti

Deputy Directors

Aurélio Guido Pagani

Guilherme Muller Leal

Luiz Carlos Brandão Cavalcanti Junior

Rogério Pedro Câmara

João Carlos Gomes da Silva

Bruno D´Avila Melo Boetger

Glaucimar Peticov

José Ramos Rocha Neto

Department Directors

Amilton Nieto

André Bernardino da Cruz Filho

André Ferreira Gomes

Antonio Carlos Melhado

Antonio Daissuke Tokuriki

Antonio Gualberto Diniz

Antonio José da Barbara

Carlos Wagner Firetti

Clayton Camacho

Edilson Wiggers

Edson Marcelo Moreto

Fernando Antônio Tenório

Frederico William Wolf

Hiroshi Obuchi

João Albino Winkelmann

José Sérgio Bordin

Layette Lamartine Azevedo Júnior

Leandro José Diniz

Lucio Rideki Takahama

Marcelo Frontini

Marcelo Santos Dall’Occo

Marcio Henrique Araujo Parizotto

Marcos Aparecido Galende

Marlos Francisco de Souza Araujo

Mauricio Gomes Maciel

Paulo Aparecido dos Santos

Paulo Manuel Taveira de Oliveira Ferreira

Roberto de Jesus Paris

Waldemar Ruggiero Júnior

Directors

Albert Adell Roso

Alexandre Cesar Pinheiro Quercia

Antranik Haroutiounian

Carlos Henrique Villela Pedras

Carlos Leibowicz

Edilson Dias dos Reis

Edmir José Domingues

Fernando Freiberger

Fernando Honorato Barbosa

Gilvandro Matos Silva

Jefferson Ricardo Romon

José Augusto Ramalho Miranda

José Gomes Fernandes

Klayton Tomaz dos Santos

Manoel Guedes de Araujo Neto

Marcos Antônio Martins

Nairo José Martinelli Vidal Júnior

Oswaldo Tadeu Fernandes

Paulo Eduardo Waack

Roberto França

Roberto Medeiros Paula

Victor Rosa Marinho de Queiroz

Regional Officers

Ademir Aparecido Correa Junior

Alberto do Nascimento Lemos

Almir Rocha

Altair Luiz Guarda *

Altair Naumann

Amadeu Emilio Suter Neto

Antonio Piovesan

Carlos Alberto Alástico

César Cabús Berenguer Silvany

Delvair Fidêncio de Lima

Francisco Assis da Silveira Junior

Francisco Henrique França Fernandes

Geraldo Dias Pacheco

João Alexandre Silva

João Pedro da Silva Villela

Joel Queiroz de Lima

José Flávio Ferreira Clemente

José Roberto Guzela

Nelson Veiga Neto

Osmar Sanches Biscuola

Paulo Roberto Andrade de Aguiar

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee

Milton Matsumoto - Coordinator

Paulo Roberto Simões da Cunha – Financial Expert

Wilson Antonio Salmeron Gutierrez

Compensation Committee

Luiz Carlos Trabuco Cappi - Coordinator

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

Valdirene Soares Secato (non-Manager)

Non-Statutory Committees

Compliance and Internal Control Committee

Carlos Alberto Rodrigues Guilherme - Coordinator

Milton Matsumoto

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Marcelo de Araújo Noronha

André Rodrigues Cano

Moacir Nachbar Junior

Clayton Camacho

Edilson Wiggers

Frederico William Wolf

Marlos Francisco de Souza Araujo

Ethical Conduct Committee

Carlos Alberto Rodrigues Guilherme - Coordinator

Milton Matsumoto

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Octavio de Lazari Junior

Marcelo de Araújo Noronha

André Rodrigues Cano

Clayton Camacho

Edilson Wiggers

Frederico William Wolf

Glaucimar Peticov

Nairo José Martinelli Vidal Júnior

* Process is being ratified by Bacen.

Integrated Risk Management Committee and Capital Allocation

André Rodrigues Cano - Coordinator

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Marcelo de Araújo Noronha

Moacir Nachbar Junior

Cassiano Ricardo Scarpelli

Eurico Ramos Fabri

Marlos Francisco de Souza Araujo

Risk Committee

José Alcides Munhoz - Coordinator

Carlos Alberto Rodrigues Guilherme

André Rodrigues Cano

Succession Planning and Nomination Committee

Luiz Carlos Trabuco Cappi - Coordinator

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

Octavio de Lazari Junior

André Rodrigues Cano

Glaucimar Peticov

Sustainability Committee

Luiz Carlos Trabuco Cappi - Coordinator

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Octavio de Lazari Junior

Marcelo de Araújo Noronha

André Rodrigues Cano

Denise Pauli Pavarina

Moacir Nachbar Junior

Eurico Ramos Fabri

Glaucimar Peticov

Marcos Aparecido Galende

Committee to the Chief Executive Officer

Executive Disclosure Committee

Denise Pauli Pavarina - Coordinator

Josué Augusto Pancini

Maurício Machado de Minas

Octavio de Lazari Junior

Marcelo de Araújo Noronha

André Rodrigues Cano

Moacir Nachbar Junior

Antonio José da Barbara

Carlos Wagner Firetti

Marcelo Santos Dall’Occo

Marcos Aparecido Galende

Oswaldo Tadeu Fernandes

Haydewaldo Roberto Chamberlain da Costa

Fiscal Consil

Sitting Members

Ariovaldo Pereira - Coordinator

Domingos Aparecido Maia

José Maria Soares Nunes

João Carlos de Oliveira

Walter Luis Bernardes Albertoni

Deputy Members

Jorge Tadeu Pinto de Figueiredo

Nilson Pinhal

Renaud Roberto Teixeira

José Luiz Rodrigues Bueno

Reginaldo Ferreira Alexandre

Ombudsman Department

Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department

Oswaldo Tadeu Fernandes

Accountant– CRC 1SP271968/O-5

Bradesco  139

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Independent Auditor’s Report on the Consolidated Financial Statements

To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Introduction

We have reviewed the interim consolidated financial information of Banco Bradesco S.A. ("Bradesco" or "Bank"), which comprise the consolidated balance sheet as of March 31, 2018 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three-month period then ended, including the explanatory notes.

Management of Bradesco is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is substantially less than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the consolidated interim financial information mentioned above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters

Statement of Added Value

The consolidated interim accounting information related to the Statement of Added Value for the three-month period ended March 31, 2018 prepared under the responsibility of Bradesco's management, whose presentation is not required by the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, were subject to review procedures performed in conjunction with the review of Bradesco's interim consolidated financial information. For our conclusion, we assess whether this statement is reconciled with the interim accounting information and with the accounting records, as applicable, and whether its form and content comply with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware of any fact that would lead us to believe that the Statement of Added Value was not prepared, in all material respects, in a manner consistent with the interim consolidated accounting information taken as a whole.

Osasco, April 25, 2018

KPMG Auditores Independentes

CRC  2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

140  Economic and Financial Analysis Report – March 2018

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Fiscal Council Report

The members of the Audit Committee, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. , for the first quarter of 2018, and the technical feasibility study of generation of taxable profits, restated at present value, in order to establish the Deferred Tax Asset according to CVM Instruction No. 371/02, Resolution No. 3.059/02, of the National Monetary Council and Circular No. 3.171/02, of the Brazilian Central Bank, and in view of the report of KPMG Independent Auditors, presented without reservations, are of the opinion that the stated documents, examined in light of the accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Brazilian Central Bank, appropriately reflect the assets and liabilities and financial status of the Company.

Cidade de Deus, Osasco, SP, April 25, 2018.

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

João Carlos de Oliveira

Walter Luis Bernardes Albertoni

Bradesco  141

For further information, please contact:

Board of Executive Officers

Denise Pauli Pavar q qina

Executive Managing Officer and Investor Relations Officer

 Phone: (11) 3684-4011

Fax: (11) 3684-4630

diretoria.executiva@bradesco.com.br

Market Relations Department

Carlos Wagner Firetti

Phone: (11) 2194-0922

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco - SP

Brazil

banco.bradesco/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 2, 2017

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Director Manager and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.